Exhibit D

TABLE OF CONTENTS

INTRODUCTION	D-1

SUMMARY	D-2

RECENT DEVELOPMENTS	D-4

UNITED MEXICAN STATES	D-26

Geography and Population	D-26
Form of Government	D-26
Legal and Political Reforms	D-29
Foreign Affairs, International Organizations and International Economic Cooperation	D-31
Internal Security	D-31
Environment	D-32

THE ECONOMY	D-35

General	D-35
The Role of the Government in the Economy; Privatization	D-35
Gross Domestic Product	D-36
Employment and Labor	D-40
Principal Sectors of the Economy	D-43

FINANCIAL SYSTEM	D-55

Monetary Policy, Inflation and Interest Rates	D-55
Exchange Controls and Foreign Exchange Rates	D-58
Banking System	D-59
Banking Supervision and Support	D-62
Credit Allocation by Sector	D-63
Insurance Companies, Mutual Funds and Auxiliary Credit Institutions	D-63
Securities Markets	D-64

FOREIGN TRADE AND BALANCE OF PAYMENTS	D-66

Foreign Trade	D-66
Geographic Distribution of Trade	D-68
In-bond Industry	D-69
Balance of Payments and International Reserves	D-70
Direct Foreign Investment in Mexico	D-72
Memberships in International Institutions	D-73

PUBLIC FINANCE	D-74

General	D-74
Fiscal Policy	D-76
The Budget	D-77
Revenues and Expenditures	D-79
Government Agencies and Enterprises	D-85

PUBLIC DEBT	D-86

General	D-86
Public Debt Classification	D-86
Historical Balance of Public Sector Borrowing Requirements	D-87
Internal Debt	D-87
External Debt	D-90
Liability Management and Debt Reduction Transactions	D-94
Debt Record	D-94
IMF Credit Lines	D-94
External Securities Offerings	D-94

i

LIST OF TABLES

Table No. 1 - Party Representation in Congress	D-4
Table No. 2 - Real GDP and Expenditures (In Billions of Pesos)	D-6
Table No. 3 - Real GDP and Expenditures (As a Percentage of Total GDP)	D-7
Table No. 4 - Real GDP by Sector	D-8
Table No. 5 - Real GDP Growth by Sector	D-9
Table No. 6 - Industrial Manufacturing Output by Sector	D-10
Table No. 7 - Money Supply	D-11
Table No. 8 - Rates of Change in Price Indices	D-12
Table No. 9 - Average Cetes, CPP and TIIE Rates	D-13
Table No. 10 - Exchange Rates	D-14
Table No. 11 - Exports and Imports	D-15
Table No. 12 - Balance of Payments	D-17
Table No. 13 - International Reserves and Net International Assets	D-18
Table No. 14 - Budgetary Expenditures; 2017 Expenditure Budget	D-19
Table No. 15 - Budgetary Results; 2017 Budget Assumptions and Targets	D-19
Table No. 16 - Public Sector Budgetary Revenues	D-20
Table No. 17 - Historical Balance of Public Sector Borrowing Requirements	D-21
Table No. 18 - Gross and Net Internal Debt of the Public Sector	D-21
Table No. 19 - Gross and Net Internal Debt of the Government	D-22
Table No. 20 - Summary of External Public Debt	D-23
Table No. 21 - Summary of External Public Debt by Currency	D-23
Table No. 22 - Net External Debt of the Public Sector	D-23
Table No. 23 - Gross External Debt of the Government by Currency	D-24
Table No. 24 - Net External Debt of the Government	D-24
Table No. 25 - Net Debt of the Government	D-24
Table No. 26 - Selected Comparative Statistics	D-26
Table No. 27 - Party Representation in Congress	D-28
Table No. 28 - Real GDP and Expenditures	D-36
Table No. 29 - Real GDP and Expenditures	D-37
Table No. 30 - Real GDP by Sector	D-38
Table No. 31 - Real GDP Growth by Sector	D-39
Table No. 32 - Unemployed Population by Age and Gender	D-40
Table No. 33 - Economically Active Population by Sector	D-41
Table No. 34 - Underemployment as Percentage of Active Population from 2012 to 2016	D-41
Table No. 35 - Industrial Manufacturing Output by Sector	D-44
Table No. 36 - Industrial Manufacturing Output Differential by Sector	D-45
Table No. 37 - Tourism Revenues and Expenditures	D-48
Table No. 38 - Development of Mexico’s Road Network	D-50

ii

Table No. 39 - Communications	D-51
Table No. 40 - Mining	D-52
Table No. 41 - Electricity Generation by Source	D-53
Table No. 42 - Money Supply	D-56
Table No. 43 - Changes in Price Indices	D-57
Table No. 44 - Average Cetes, CPP and TIIE Rates	D-58
Table No. 45 - Exchange Rates	D-59
Table No. 46 - Commercial Banking System	D-61
Table No. 47 - Credit Allocation by Sector	D-63
Table No. 48 - Mexican Stock Exchange Performance	D-65
Table No. 49 - Exports and Imports	D-67
Table No. 50 - Distribution of Mexican Merchandise Exports	D-68
Table No. 51 - Distribution of Mexican Merchandise Imports	D-69
Table No. 52 - In-bond Industry	D-69
Table No. 53 - In-bond Industry Revenues	D-69
Table No. 54 - Balance of Payments	D-70
Table No. 55 - International Reserves and Net International Assets	D-71
Table No. 56 - 2016 Foreign Investment by Sector	D-72
Table No. 57 - Direct Foreign Investment	D-73
Table No. 58 - Public Sector Balance	D-75
Table No. 59 - Public Sector Borrowing Requirements	D-75
Table No. 60 - Budgetary Expenditures; 2017 Expenditure Budget	D-78
Table No. 61 - Budgetary Results; 2017 Budget Assumptions and Targets	D-78
Table No. 62 - Selected Public Finance Indicators	D-79
Table No. 63 - Public Sector Budgetary Revenues	D-80
Table No. 64 - Composition of Tax Revenues 2012 vs. 2016	D-81
Table No. 65 - Public Sector Budgetary Expenditures	D-83
Table No. 66 - Principal Government Agencies, Productive State-Owned Companies and Enterprises at December 31, 2016	D-85
Table No. 67 - Historical Balance of Public Sector Borrowing Requirements	D-87
Table No. 68 - Gross and Net Internal Debt of the Public Sector	D-88
Table No. 69 - Gross and Net Internal Debt of the Government	D-89
Table No. 70 - Public Debt Creditors at December 31, 2016	D-90
Table No. 71 - Summary of External Public Debt	D-91
Table No. 72 - Summary of External Public Debt by Currency	D-91
Table No. 73 - Net External Debt of the Public Sector	D-91
Table No. 74 - Amortization Schedule of Total Public Sector External Debt	D-92
Table No. 75 - Gross External Debt of the Government	D-93
Table No. 76 - Net External Debt of the Government	D-93
Table No. 77 - Net Debt of the Government	D-93

iii

INTRODUCTION

References herein to “U.S.$”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (Mexico). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such announced daily exchange rates for such period. Note that due to fluctuations in the peso/dollar exchange rate, the exchange rate on any subsequent date could be materially different from the rate provided in this document.

Banco de México calculates the announced peso/dollar exchange rate daily, on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate announced by Banco de México on September 28, 2017 (which took effect on the second business day thereafter) was Ps. 18.1300 = U.S.$1.00. See “Foreign Trade and Balance of Payments—Exchange Controls and Foreign Exchange Rates.”

Under the Ley Monetaria de los Estados Unidos Mexicanos (Mexican Monetary Law), payments which are required to be made in Mexico in a foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the prevailing peso exchange rate at the time of payment.

The fiscal year of the Federal Government of Mexico (the Government) is aligned with the calendar year and ends on December 31 of each year. The fiscal year ended December 31, 2016 is referred to as “2016” and all other years are referred to in a similar manner.

The information included herein reflects the most recent information available at the time of filing.

SUMMARY

The following is a summary of Mexico’s economic information for the period 2012-2016 and the second quarter of 2017. This summary does not purport to be complete and is qualified by the more detailed information appearing elsewhere in this document.

United Mexican States

	2012(1)		2013(1)		2014(1)		2015(1)		2016(1)		Second quarter 2016(1)		Second quarter 2017(1)
	(in millions of dollars or pesos, except percentages)
The Economy
GDP:
Nominal	Ps.	15,626,907	Ps.	16,118,031	Ps.	17,259,799	Ps.	18,261,422	Ps.	19,539,870	Ps.	18,890,471 (2)	Ps.	20,694,333 (2)
Real(3)	Ps.	13,287,534	Ps.	13,468,255	Ps.	13,773,994	Ps.	14,138,964	Ps.	14,462,162	Ps.	14,207,172 (2)	Ps.	14,529,322 (2)
Real GDP growth(3)		4.0%		1.4%		2.2%		2.5%		2.3%		2.4%		2.3%
Increase in national consumer price index		3.6%		4.0%		4.1%		2.1%		3.4%		2.5%		6.3%
Merchandise export growth(4)		6.1%		2.5%		4.4%		(4.1)%		(1.7)%		(3.0)%		9.2%
Non-oil merchandise export growth(4)		8.5%		4.0%		7.3%		0.8%		(0.7)%		(2.8)%		9.5%
Oil export growth		(6.2)%		(6.6)%		(14.4)%		(45.3)%		(18.5)%		(36.7)%		30.5%
Oil exports as % of merchandise exports(4)		14.3%		13.0%		10.7%		6.1%		5.0%		5.0%		6.0%
Balance of payments:
Current account		$(15,463)		$(31,078)		$(23,125)		$(28,847)		$(22,420)		$(14,128)		$(8,719)
Trade balance		$18		$(1,195)		$(3,065)		$(14,682)		$(13,125)		$(7,054)		$(2,910)
Capital account		$(106)		$2,302		$27		$(87)		$(75)		$(34)		$1.3
Change in international reserves(5)		$(17,841)		$(13,150)		$(15,482)		$(18,085)		$428		$1,233		$2,629
International reserves (end of period)(6)		$163,592		$176,579		$193,045		$176,735		$177,335		$174,246		$174,246
Net international assets(7)		$166,472		$178,686		$196,288		$177,629		$178,057		$181,511		$175,425
Ps./$ representative market exchange rate (end of period)(8)	Ps.	12.9658	Ps.	13.0843	Ps.	14.7414	Ps.	17.2487	Ps.	20.6194	Ps.	18.4646	Ps.	18.0626
28-day Cetes (Treasury bill) rate (% per annum)(9)		4.2%		3.8%		3.0%		3.0%		4.2%		3.6%		6.4%
Unemployment rate (end of period)		4.4%		4.3%		3.8%		4.0%		3.4%		3.9%		3.5%

	2012(3)		2013(3)		2014(3)		2015(3)		2016(1) (3)		Second quarter 2016(1)(3)		Second quarter 2017(1)(3)		2017 Budget (10)(3)
	(in billions of constant pesos, except percentages)
Public Finance(11)
Public sector revenues	Ps. 3,515		Ps. 3,800		Ps. 3,983		Ps. 4,267		Ps. 4,846		Ps. 2,339		Ps. 2,656		Ps. 4,361
As % of GDP	22.5%		23.6%		23.1%		23.4%		24.8%		12.4%		12.8%		22.9%
Public sector expenditures	Ps. 3,920		Ps. 4,178		Ps. 4,528		Ps. 4,893		Ps. 5,347		Ps. 2,465		Ps. 2,531		Ps. 4,856
As % of GDP	25.1%		25.9%		26.2%		26.8%		27.4%		13.0%		12.2%		24.2%
Public sector balance as % of GDP(12)	(2	.6)%	(2	.3)%	(3	.2)%	(3	.5)%	(2	.6)%	(0	.6)%	0.	7%	(2	.4)%

	December 31,										Second quarter 2016(1)		Second quarter 2017(1)
	2012		2013		2014		2015(1)		2016(1)
	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Historical Balance of Public Sector Borrowing Requirements as % of nominal GDP(14)		37.7%		40.4%		43.1%		47.3%		50.1%		46.9%		43.9%
Internal Debt(15)
Gross Internal Debt of the Public Sector	Ps.	3,861.1	Ps.	4,408.9	Ps.	5,049.5	Ps.	5,639.5	Ps.	6,182.3	Ps.	5,629.5	Ps.	6,327.9
Net Internal Debt of the Public Sector(14)	Ps.	3,770.0	Ps.	4,230.9	Ps.	4,804.3	Ps.	5,379.9	Ps.	6,009.4	Ps.	5,412.6	Ps.	5,949.8
Gross Internal Debt of the Federal Government	Ps.	3,575.3	Ps.	4,063.2	Ps.	4,546.6	Ps.	5,074.0	Ps.	5,620.3	Ps.	5,059.0	Ps.	5,808.3
Net Internal Debt of the Federal Government	Ps.	3,501.1	Ps.	3,893.9	Ps.	4,324.1	Ps.	4,814.1	Ps.	5,396.3	Ps.	4,857.6	Ps.	5,373.8
External Debt(16)
Gross External Debt of the Public Sector		$125,726.0		$134,435.9		$147,665.8		$162,209.5		$180,986.0		$179,904.8		$188,441.0
Net External Debt of the Public Sector		$121,659.0		$130,949.7		$145,617.4		$161,609.5		$177,692.5		$175,386.7		$187,317.9
Gross External Debt of the Federal Government		$67,460.5		$72,180.4		$78,573.4		$82,588.3		$88,157.0		$90,287.7		$89,471.9
Net External Debt of the Federal Government		$66,016.5		$69,910.4		$77,352.4		$82,320.3		$86,666.0		$87,904.7		$89,379.3
Interest on external public debt as % of merchandise exports(4)		1.6%		1.6%		1.6%		1.7%		2.1%		2.2%		2.2%

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures. Note that, in particular, unemployment figures from 2012-2016 and GDP figures from 2012-2016 remain subject to periodic revision. Further, nominal GDP figures for 2016 represent the latest INEGI release of such figures on May 22, 2017.
(2)	Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.
(3)	Constant pesos with purchasing power as of December 31, 2008.
(4)	Merchandise export figures include the maquiladora (or the in-bond industry) and exclude tourism.
(5)	Due to the impact of errors and omissions, as well as the purchase, sale and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(6)	“International reserves” are equivalent to gross international reserves minus international liabilities of Banco de México with maturities of less than six months.
(7)	“Net international assets” are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with a maturity of less than six months derived from credit agreements with central banks.
(8)	“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.
(9)	Annual average of weekly rates, calculated on a month-by-month basis.
(10)	The figures provided for Mexico’s budget for 2017 represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2017 (General Economic Policy Guidelines for 2017) and in the Programa Económico 2017 (Economic Program for 2017), and do not reflect actual results for 2017 or updated estimates of Mexico’s 2016 economic results. Percentages of GDP were calculated with a GDP projection made in 2016, using the method of calculation in effect since April 2008.
(11)	Includes the Government’s aggregate revenues and expenditures, as well as the aggregate revenues and expenditures of budget-controlled and administratively-controlled agencies (each as defined in “Public Finance–General”). This does not include off-budget revenues or expenditures.
(12)	The definition of “public sector balance” is discussed in “Public Finance—General—Methods for Reporting Fiscal Balance.” See this section for further information regarding the calculation of the public sector balance.
(13)	Includes the Government’s direct debt, public sector debt guaranteed by the Government and other public sector debt, except as indicated.
(14)	The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of IPAB, of FONADIN, associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.
(15)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the period indicated, including Banco de México’s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund). It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria (regulating the money supply). This is because Banco de México’s sales of debt pursuant to Regulación Monetaria does not increase the Government’s overall level of internal debt; Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.
(16)	External debt is presented herein on a “gross” basis and includes the public sector’s external obligations at its full outstanding face or principal amounts at the end of the period indicated. For informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds, as well as Mexican public sector external debt that is held by public sector entities but that has not been canceled. “External public sector debt” does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding at March 31, 2017); (b) external borrowings by the public sector after March 31, 2017; and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.

Source: Ministry of Finance and Public Credit.

RECENT DEVELOPMENTS

The following information provides a summary of selected recent developments relating to each section of this report since December 31, 2016.

UNITED MEXICAN STATES

Form of Government

On January 4, 2017, Luis Videgaray was appointed as the Secretary of Foreign Affairs of Mexico by President Enrique Peña Nieto. Mr. Videgaray previously served as the Secretary of Finance and Public Credit of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) of Mexico from 2012 to 2016.

On February 5, 2017, the Political Constitution of Mexico City was published in the Diario Oficial de la Federación (Official Gazette of the Federation). It will enter into force on September 17, 2018. See “United Mexican States—Form of Government—State Government” for more information on Mexico City’s statehood.

On June 4, 2017, gubernatorial elections were held in Coahuila, Nayarit and the State of Mexico, and mayoral elections were held in Veracruz. The State of Mexico is politically important due to its size, economic impact and proximity to Mexico City. The gubernatorial election in the State of Mexico was heavily contested. On August 9, 2017, the candidate from the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI), Alfredo del Mazo Maza, was confirmed the winner.

The following table provides the distribution as of September 1, 2017 of Congressional seats reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Table No. 1 – Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
Institutional Revolutionary Party	55	43.0%	197	39.4%
National Action Party	38	29.7	109	21.8
Democratic Revolution Party	8	6.2	54	10.8
Ecological Green Party of Mexico	7	5.5	48	9.6
Social Encounter Party	0	0	9	1.8
Labor Party	15	11.7	0	0
Citizen Movement Party	0	0	21	4.2
New Alliance Party	0	0	12	2.4
Unaffiliated	5	3.9	3	0.6
Independent	0	0	1	0.2

National Regeneration Movement (New)	0	0	46	9.2

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Senate and Chamber of Deputies.

Legal and Political Reforms

Local Government Finance

On March 31, 2017, the Reglamento de Sistema de Alertas (Alerts System Regulation) was published in the Official Gazette of the Federation. In furtherance of the objectives listed in the Ley de Disciplina Financiera de las Entidades Federativas y los Municipios (Law for the Financial Discipline of the States and the Municipalities), the purpose of the Alerts System Regulation is to evaluate the level of indebtedness of states so the Government may take the actions listed in the Law for the Financial Discipline of the States and the Municipalities to prevent risky levels of indebtedness. See “United Mexican States—Legal and Political Reforms—Local Government Finance” for more information on the Law for the Financial Discipline of the States and the Municipalities.

Economic Development

Consistent with the Plan Nacional de Desarrollo 2013-2018 (National Development Plan, or the Plan), on January 9, 2017, the Government announced that it signed the Acuerdo para el Fortalecimiento Económico y la Protección de la Economía Familiar (Agreement for Economic Strengthening and Protection of the Economy of the Family). This agreement aims to strengthen the domestic market in Mexico with a focus on protecting the economic well-being of Mexican families, increasing investment and maintaining job creation, economic growth and competitiveness.

On May 15, 2017, the Disposiciones de Carácter General Aplicables a las Bolsas de Valores (General Provisions Applicable to Stock Exchanges) were published in the Official Gazette of the Federation. These General Provisions strengthen the regulatory framework applicable to stock exchanges, including, among other measures, enhanced internal controls of the stock market, rules covering the disclosure of market-moving information and the establishment of contingency plans for stock exchanges experiencing operational distress.

On August 29, 2017, the concession for a new stock exchange in Mexico was published in the Official Gazette of the Federation by the Ministry of Finance and Public Credit. The new Bolsa Institutional de Valores (Institutional Stock Exchange, or BIVA) will begin operations once it fulfills the requirements set forth in the Ley del Mercado de Valores (Stock Market Exchange Law). This new concession was granted as part of the Ministry of Finance and Public Credit’s program to develop the securities market based on four main pillars: (1) changing the configuration and regulation of securities; (2) providing for the participation of development banks to promote securities markets; (3) changing the regulation of retirement funds and insurance companies to encourage investment in new projects and creating reference portfolios to establish incentives to participate in the securities market; and (4) developing a national strategy for financial education to encourage participation in development instruments.

Internal Security

Following the cyber-attack that affected several countries in Europe, Asia and Latin America on May 12, 2017, the Comisión Nacional de Seguridad (National Security Commission, or CNS) reported that la Policía Federal (the Federal Police) issued guidance with technical recommendations for improved security of federal agencies’ computer equipment. The Collaboration Protocol, an agreement between the CNS and corresponding agencies from other countries, was also activated to manage cybernetic incidents linked to Ransomware software.

In May 2017, responding to increased violence in Mexico against human rights defenders and journalists, the Government announced that it would implement measures that include: (1) the expansion of infrastructure and budgetary resources to protect human rights defenders and journalists; (2) the creation of a national coordination system to identify and reduce the risk of violence, led by representatives of civil society, the Comisión Nacional de los Derechos Humanos (National Commission of Human Rights) and the Government; and (3) an increase of the resources available to the Fiscalía Especial para la Atención de Delitos Cometidos Contra la Libertad de Expresión (Special Prosecutor’s Office for Crimes Against Freedom of Expression) in order to strengthen its ability to conduct and resolve investigations in cases of violence against human rights defenders and journalists.

On June 22, 2017, President Peña Nieto reiterated the Government’s commitment to protect freedom of expression. In line with this commitment, President Peña Nieto ordered the Attorney General’s Office to conduct an investigation into allegations that advanced spyware, known as “Pegasus,” had been used to intrude upon the privacy of journalists, human rights defenders and anti-corruption activists in Mexico.

Environment

Pursuant to Mexico’s 2015 Ley de Transición Energética (Energy Transition Law), on May 31, 2017, the Ministry of Energy announced in the Official Gazette of the Federation the creation of the Programa Especial de la Transición Energética (Special Energy Transition Program) in order to assess and implement clean energy strategies in order to increase the share of clean energy in the energy market to 25% by 2018, 30% by 2021 and 35% by 2024.

THE ECONOMY

Gross Domestic Product

The following tables set forth Mexico’s real Gross Domestic Product (GDP) and expenditures, in constant 2008 pesos and in percentage terms, for the periods indicated. Quarterly GDP data has been multiplied by four to state on an annualized basis. Quarterly real GDP data for the period presented is not necessarily indicative of performance for the full fiscal year.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(3)

	Second quarter (annualized) (2)
	2016(1)	2017(1)
GDP	Ps. 14,207.2	Ps. 14,529.3
Add: Imports of goods and services	4,799.7	5,100.7

Total supply of goods and services	19,006.8	19,630.0
Less: Exports of goods and services	4,872.5	5,203.6

Total goods and services available for domestic expenditure	Ps. 14,134.4	Ps. 14,426.4
Allocation of total goods and services:
Private consumption	9,459.4	9,759.5
Public consumption	1,552.2	1,560.8

Total consumption	11,011.7	11,320.2

Total gross fixed investment	2,992.6	2,955.5

Changes in inventory	65.9	57.0

Total domestic expenditures	Ps. 14,070.2	Ps. 14,332.8

Errors and Omissions	(64.2)	(93.6)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter data is not necessarily indicative of performance for the full fiscal year.
(3)	Constant pesos with purchasing power as of December 31, 2008.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)(3)

	Second quarter (annualized)(2)
	2016(1)	2017(1)
GDP	100.0%	100.0%
Add: Imports of goods and services	33.8	35.1

Total supply of goods and services	133.8	135.1
Less: Exports of goods and services	34.3	35.8

Total goods and services available for domestic expenditures	99.5%	99.3%
Allocation of total goods and services:
Private consumption	66.6%	67.2%
Public consumption	10.9	10.7

Total consumption	77.5	77.9
Total gross fixed investment	21.1	20.3
Changes in inventory	0.5	0.4

Total domestic expenditures	99.0%	98.6%

Errors and Omissions	(0.5)%	(0.6)%

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)	Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter data is not necessarily indicative of performance for the full fiscal year.
(3)	Constant pesos with purchasing power as of December 31, 2008.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated. Quarterly GDP data has been multiplied by four to state on an annualized basis. Quarterly real GDP data for the period presented is not necessarily indicative of performance for the full fiscal year.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(3)

	Second quarter (annualized)(2)
	2016(1)		2017(1)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	439.6	Ps.	454.1
Secondary Activities:
Mining		926.5		832.7
Utilities		316.5		312.9
Construction		1,012.2		1,011.5
Manufacturing		2,213.9		2,279.9
Tertiary Activities:
Wholesale and retail trade		2,213.9		2,279.9
Transportation and warehousing		847.1		879.3
Information		512.0		543.6
Finance and insurance		671.4		736.3
Real estate, rental and leasing		1,705.7		1,741.8
Professional, scientific and technical services		320.6		338.1
Management of companies and enterprises		85.5		89.1
Support for Business		450.7		467.0
Education services		492.3		498.8
Health care and social assistance		261.1		267.9
Arts, entertainment and recreation		59.4		61.6
Accommodation and food services		306.6		318.8
Other services (except public administration)		296.1		300.9
Public administration		508.3		510.9

Gross value added at basic values		13,804.8		14,110.3
Taxes on products, net of subsidies		390.9		419.1

GDP	Ps.	14,207.2	Ps.	14,529.3

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter is not necessarily indicative of performance for the full fiscal year.
(3)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2008.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Prior Year)(1)

	Second quarter (annualized)(3)
	2016(2)	2017(2)
GDP (constant 2008 prices)	2.4%	2.3%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	1.8	3.3
Secondary Activities:
Mining	(4.0)	(10.1)
Utilities	3.3	(1.2)
Construction	2.2	(0.1)
Manufacturing	1.1	3.6
Tertiary Activities:
Wholesale and retail trade	3.0	3.0
Transportation and warehousing	3.1	3.8
Information	9.1	6.2
Finance and insurance	7.8	9.7
Real estate, rental and leasing	2.0	2.1
Professional, scientific and technical services	7.5	5.5
Management of companies and enterprises	5.2	4.2
Administrative support, waste management and remediation services	3.8	3.6
Education services	1.1	1.3
Health care and social assistance	0.4	2.6
Arts, entertainment and recreation	3.2	3.7
Accommodation and food services	4.6	4.0
Other services (except public administration)	5.8	1.6
Public administration	(1.7)	0.5

Note:	Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2008.
(2)	Preliminary figures.
(3)	Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter data is not necessarily indicative of performance for the full fiscal year.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.3% in real terms during the first six months of 2017, compared to the same period of 2016. This increase reflects the increase in private consumption and in Mexico’s external demand as a result of a moderate recovery of global economic activity.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.5% as of August 31, 2017, a 0.2 percentage point increase from the rate registered on December 31, 2016. As of June 30, 2017, the economically active population in Mexico fifteen years of age and older consisted of 54.1 million individuals.

The new minimum wage of Ps. 80.04 per day, as set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission) on December 19, 2016, went into effect on January 1, 2017 and was applied uniformly across Mexico.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in constant 2008 pesos and the percentage of total output accounted for by each manufacturing sector for the periods indicated.

Table No. 6 – Industrial Manufacturing Output by Sector(1)

	Second quarter of 2016(2)			Second quarter of 2017(2)
Food	Ps.	506.9	1.9%	Ps.	518.1	2.2%
Beverage and tobacco products		121.1	6.8		122.9	1.5
Textile mills		16.3	0.8		16.6	1.9
Textile product mills		14.2	2.6		12.6	(11.2)
Apparel		55.0	2.2		54.7	(0.5)
Leather and allied products		18.2	0.7		17.5	(4.0)
Wood products		22.0	(6.5)		23.3	5.9
Paper		49.7	4.3		50.9	2.4
Printing and related support activities		14.5	(2.1)		14.0	(3.5)
Petroleum and coal products		70.3	(2.0)		61.2	(13.1)
Chemicals		241.8	(1.9)		239.9	(0.8)
Plastics and rubber products		73.7	4.3		77.8	5.5
Nonmetallic mineral products		120.6	3.3		120.9	0.2
Primary metals		159.5	(0.2)		166.0	4.0
Fabricated metal products		81.0	3.0		83.9	3.6
Machinery		101.3	3.7		107.2	5.9
Computers and electronic products		111.8	7.6		120.6	7.9
Electrical equipment, appliances and components		73.8	2.6		76.0	2.9
Transportation equipment		447.6	(2.5)		499.4	11.6
Furniture and related products		26.5	(1.4)		25.4	(3.9)
Miscellaneous		53.4	4.3		55.9	4.8
Total expansion/contraction	Ps.	2,379.2	1.1%	Ps.	2,464.9	3.6%

(1)	In billions of constant pesos with purchasing power as of December 31, 2008 and percent change against corresponding period of prior year. Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.

Source: INEGI

Petroleum and Petrochemicals

On June 19, 2017, the first bidding session of Round Two of the energy reform process closed, during which fifteen blocks were offered. Petróleos Mexicanos (PEMEX) won bids for two blocks in consortium with international companies. Twenty four blocks were offered in the second and third bidding sessions that occurred on July 12, 2017. The fourth bidding session will offer deep sea blocks and is scheduled for January 2018. See “The Economy – Principal Sectors of the Economy – Petroleum and Petrochemicals” for more information on the energy reform bidding process.

Following the discovery of new hydrocarbons reserves in the Gulf of Mexico by several private companies, the Ministry of Energy announced on July 16, 2017 that the Government will receive between an 83% and 90% share of the profits of each such company, which includes the base royalty, the Government’s share in the company’s operating income, the exploration and extraction of hydrocarbons tax and the income tax.

As of August 14, 2017, 224 permits have been authorized for the import of gasoline, 324 for the import of diesel, 114 for the import of LP gas and 71 for the import of aviation fuel.

On February 18, 2017, the Ministry of Finance and Public Credit published guidance on how the maximum prices for gasoline and diesel will be determined for each region of the country on a daily basis.

Transportation and Communications

On January 6, 2017, Grupo Aeroportuario de la Ciudad de México, S.A. de C.V, the government enterprise responsible for building, managing and operating a new airport in the Mexico City vicinity (Nuevo Aeropuerto Internacional de la Ciudad de México, or NAICM), announced the award of the contract for the design and operation of the new airport terminal and the start of construction.

In September 2017, NAICM raised a total of U.S.$4 billion in the sale of two tranches of green bonds (bonds created to fund projects that have positive environmental and/or climate benefits) with 10-year and 30-year maturities. See “The Economy & Principal Sectors of the Economy - Principal Sectors of the Economy” for more information on the NAICM and its financing.

On August 16, 2017 the Supreme Court of Mexico declared unconstitutional a law requiring providers of telecommunications services to allow rival companies to use their networks without a fee. The Court ruled that only the Instituto Federal de Telecomunicaciones (Federal Institute of Telecommunications), and not Congress, has the power to determine the interconnection tariffs, even if the amount of the tariff is zero.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings.”

Table No. 7 – Money Supply

	June 30,
	2016	2017(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps. 1,106,216	Ps. 1,241,521
Checking deposits
In domestic currency	1,279,568	1,443,648
In foreign currency	408,370	460,226
Interest-bearing peso deposits	634,078	645,083
Savings and loan deposits	15,748	18,767

Total M1	Ps. 3,443,981	Ps. 3,809,245

M4	Ps. 14,263,626	Ps. 15,344,514

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation for the first six months of 2017 was 6.3%, which was above the 3.0% (+/- 1.0%) target inflation for the year and 2.9 percentage points higher than the 3.4% consumer inflation for 2016. This was mainly a combined result of the adjustment of energy prices, particularly the liberalization of gasoline prices, exchange rate changes, higher agricultural prices, the increase in the minimum wage and increases in public transport fares.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor.”

Table No. 8 – Rates of Change in Price Indices

	National Producer Price Index(1)(2)(3)(4)	National Consumer Price Index(1)(5)	Increase in Minimum Wage
2015	2.7	2.9	6.9
2016	2.8	5.7	6.9
2017			4.2
January	4.7	9.8	9.6
February	4.9	9.5	—
March	5.4	9.4	—
April	5.8	8.7	—
May	6.2	8.1	—
June	6.3	6.7	—
July	6.4	5.9	—

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(3)	Preliminary figures for 2016-2017.
(4)	National Producer Price Index takes December 2003 as a base date.
(5)	National Consumer Price Index takes the second half of December 2010 as a base date.

Sources: INEGI; Ministry of Labor.

On August 23, 2017, INEGI announced changes, effective in August 2018, to the National Consumer Price Index aimed at better reflecting the consumption patterns of Mexican households. The changes include: (1) actualizing the base year; (2) increasing the number of categories for goods and services; (3) increasing the number of areas represented; and (4) adjusting the weighting of each component. It is expected that the new measurements will generate greater volatility in the National Consumer Price Index.

Interest Rates

Banco de México increased the target for the overnight interbank funding rate by fifty basis points in its decision of February 2017 and by twenty-five basis points in each of its decisions of March 2017, May 2017 and June 2017 reaching a level of 7.0 percent on June 22, 2017. These measures were consistent with the actions taken in 2016 to prevent contamination of the price formation process in the economy, anchor inflation expectations and strengthen the convergence of inflation to its target. See “Financial System—Monetary Policy, Inflation and Interest Rates—Interest Rates” for more information.

The following table sets forth the average interest rates per annum on 28-day and 91-day interest rate accured on Certificados de la Tesororía de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2015:
January-June	2.9	3.0	2.2	3.3	3.3
July-December	3.1	3.2	2.1	3.3	3.4
2016:
January-June	3.6	3.8	2.4	3.9	4.0
July-December	4.7	4.9	2.9	5.0	5.1
2017:
January	5.8	6.3	3.6	6.1	6.3
February	6.1	6.4	3.7	6.4	6.6
March	6.3	6.6	3.9	6.6	6.8
April	6.5	6.7	4.1	6.9	6.9
May	6.6	6.8	4.2	7.0	7.0
June	6.8	7.1	4.3	7.2	7.3
July	7.0	7.1	4.3	7.4	7.4

Source: Banco de México.

During the first six months of 2017, interest rates on 28-day Cetes averaged 6.4%, as compared to 3.6% during the same period of 2016. Interest rates on 91-day Cetes averaged 6.6%, as compared to 3.8% during the same period of 2016.

On September 28, 2017, the 28-day Cetes rate was 7.0% and the 91-day Cetes rate was 7.1%.

On March 28, 2017, Banco de México transferred its operating surplus for fiscal year 2016 of Ps. 321.7 billion to the Government. In accordance with the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability), the Government must apply 70% of this operating suplus amount, equivalent to Ps. 225.2 billion, to amortize debt or to reduce outstanding indebtedness. On June 29, 2017, the Ministry of Finance and Public Credit announced the repurchase of Ps. 40.0 billion of debt in the local market. The remaining amounts will be used in 2017 to: (1) reduce the outstanding indebtedness the local market by Ps. 5.6 billion pesos and (2) reduce external indebtedness by Ps. 74.5 billion pesos.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The U.S. election in November 2016 resulted in pressure on the value of the Mexican peso, which declined through January 2017. Since then, the Mexican peso has recovered a substantial part of its loss in value.

On January 5, 2017 Banco de México sold U.S.$2 billion directly in the foreign exchange market. The purpose of this sale was to provide liquidity and mitigate market volatility, and the Comisión de Cambios (Foreign Exchange Commission) did not rule out the possibility of further sales in the event that present market conditions continue.

On February 21, 2017, the Foreign Exchange Commission announced the implementation of a new foreign exchange market mechanism consisting of non-deliverable forward auctions, which will be settled in Mexican pesos starting on March 6, 2017. The mechanism aims to maintain the local exchange market while supplying market participants with a foreign exchange hedging instrument in order to mitigate exposure to foreign exchange risk. The maximum program size will be U.S.$20 billion.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates announced by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2015	17.2487	15.8680
2016	20.6194	18.6908
2017
January	20.7908	21.3853
February	19.9957	20.2905
March	18.7955	19.3010
April	18.9594	18.7875
May	18.6909	18.7557
June	18.0626	18.1326
July	17.8646	17.8283

Source: Banco de México.

On September 28, 2017, the peso/dollar exchange rate closed at Ps. 18.1790 = U.S.$1.00, an 11.9% appreciation in dollar terms as compared to the rate on December 31, 2016. The peso/U.S. dollar exchange rate announced by Banco de México on September 28, 2017 (which took effect on the second business day thereafter) was Ps. 18.1300 = U.S.$1.00.

Securities Markets

The Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the thirty-five most actively traded shares.

On September 28, 2017, the IPC stood at 50,137 points, representing a 9.9% increase from the level at December 30, 2016.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Relations

On April 7, 2017 the Minister of Foreign Affairs, Luis Videgaray, participated in the Ministerial Meeting between the Ministers of Economy of the Pacific Alliance and El Mercado Común del Sur (MERCOSUR). The meeting allowed the two main regional blocs in Latin America to discuss the prospects for regional integration.

Mexico recently took part in several bilateral meetings with the governments of Spain and China, as well as with the European Union (EU). On April 20, 2017, Mexico and Spain agreed on six new legal instruments covering a range of topics, including air transport regulation, commerce and investment and labor issues. On May 3, 2017, Mexico and China highlighted increases in commerce, investment and air connectivity achieved within the framework of their comprehensive strategic partnership established during President Peña Nieto’s visit to China in June 2013 and agreed to deepen bilateral relations. On July 10, 2017, Mexico and the EU held a round of negotiations aimed at modernizing the existing Economic Partnership, Political Coordination and Cooperation Agreement.

Following the United Kingdom’s vote to leave the EU, on July 26, 2017 Mexico and the United Kingdom discussed options to continue and strengthen their economic and cooperative relations in the context of Mexico’s trade agenda and the departure of the United Kingdom from the EU.

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First eight months of 2016	First eight months of 2017(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
(Merchandise exports (f.o.b.)
Oil and oil products	$11,485	$14,342
Crude oil	9,316	11,694
Other	2,169	2,648
Non-oil products	229,626	251,127
Agricultural	9,798	10,646
Mining	2,655	3,466
Manufactured goods(2)	217,174	237,016

Total merchandise exports	241,112	265,470
Merchandise imports (f.o.b.)
Consumer goods	33,200	35,974
Intermediate goods(2)	192,771	210,045
Capital goods	25,903	26,616

Total merchandise imports	251,874	272,635

Trade balance	$(10,763)	$(7,165)

Average price of Mexican oil mix(3)	$33.07	$43.78

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Agreements

Mexico and the EU continue to negotiate to modernize the Free Trade Agreement between Mexico and the EU (the TLCUEM) and aim to conclude negotiations in 2017. On January 20, 2017, Mexico announced the conclusion of the third round of renegotiations. Throughout these discussions, topics included access to goods and services, rules of origin and trade facilitation and barriers. The modernization of TLCUEM is a priority in Mexico’s trade agenda; over the past seventeen years, trade between the EU and Mexico has tripled from $20.8 billion to $61.7 billion.

On January 23, 2017, the U.S. President signed an Executive Order directing the United States Trade Representative to withdraw the United States as a signatory to the Trans-Pacific Partnership Agreement (TPP), a proposed international trade agreement among twelve Pacific Rim countries, and to permanently withdraw the United States from TPP negotiations. Mexico and other parties are evaluating ratification of the TPP without the United States, while also considering alternatives.

Canada, Mexico and the U.S. are currently engaged in negotiations involving the North American Free Trade Agreement (NAFTA). The first, second and third rounds of negotiations between Canada, Mexico and the U.S. took place in Washington, D.C from August 16 through 20, 2017, in Mexico City from September 1 through 5, 2017, and in Ottawa from September 23 through 27, 2017. The fourth round of negotiations will be held in Washington, D.C. from October 11 through 15, 2017. Changes to NAFTA may greatly affect Mexico’s industries, especially manufacturing and agriculture, but it is difficult to predict the impact of a renegotiated NAFTA on Mexico.

On June 6, 2017, Mexico and the United Stated reached an agreement regarding the exportation of sugar from Mexico to the United States, preventing the imposition of compensatory quotas against sugar exported from Mexico. Mexico also agreed to increase the export of raw sugar by 10 percent.

Balance of Payments and International Reserves

As of the first quarter of 2017, balance of payments statistics will be reported based on the classification criteria of the Sixth Edition of the International Monetary Fund’s (IMF) Manual on Balance of Payments, as updated in November 2013. The modifications and improvements in the measurement of these statistics are aimed at the implementation of international recommendations and standards, which allows for the international comparability of statistics, in addition to providing a greater level of information disaggregation.

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	Second quarter of 2016	Second quarter of 2017(1)

	(in millions of dollars)
Current account(2)	$(6,117.3)	$(321.1)
Credits	108,432.2	119,640.0
Merchandise exports (f.o.b.)	93,837.7	102,921.0
Non-factor services	6,078.0	6,556.6
Transport	463.1	443.5
Tourism	4,838.0	5,302.9
Insurance and pensions	652.4	668.1
Financial Services	41.6	78.0
Others	82.9	64.1
Primary Income	1,488.7	2,787.9
Secondary Income	7,027.8	7,374.5
Debits	114,549.4	119,961.1
Merchandise imports (f.o.b.)	96,887.7	103,053.7
Non-factor services	8,042.2	8,797.6
Transport	3,106.7	3,538.3
Tourism	2,389.3	2,535.3
Insurance and pensions	1,193.2	1,262.9
Financial Services	264.0	401.2
Others	1,088.9	1,059.9
Primary Income	9,444.8	7,928.0
Secondary Income	174.8	181.7
Capital account	(5.8)	(10.3)
Debit	41.3	35.9
Credit	47.1	46.3
Financial account	(10,111.7)	(8,287.4)
Direct investment	(7,22.3)	(3,297.6)
Portfolio investment	(3,625.0)	(510.3)
Financial derivatives	(772.1)	985.9
Other investment	(4,093.3)	(1,479.7)
Reserve assets	(1,389.0)	(3,985.8)
Errors and omissions	(3,988.6)	(7,956.0)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Bancode México.

Current Account

In the second quarter of 2017, Mexico’s current account registered a deficit of 0.1% of GDP, or U.S.$321.1 million, due to deficits in the balance of goods and services. The deficit in the balance of goods is mainly explained by an increase in merchandise exports, while the deficit in the balance of services is attributable in part to an increase of services exports.

Capital Account

In the second quarter of 2017, Mexico registered a capital account deficit of U.S.$10.3 million.

Financial Account

In the second quarter of 2017, Mexico registered financial account inflows of 1.5% of GDP, or U.S.$8.3 billion, which was due to a net inflow of foreign direct investment and portfolio investment offset by other investment.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(3)

	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets
	(in millions of dollars)
2016	176,542	178,057
2017(4)
January	174,791	176,657
February	175,145	181,847
March	174,931	178,735
April	175,011	176,779
May	175,138	177,045
June	174,246	175,425
July	173,360	175,713
August	173,032	174,482

(1)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(2)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(3)	“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

2017 Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Budgetary Expenditures; 2017 Expenditure Budget

(In Billions of Pesos)

	2015 Results(1)	2016 Results(1)	First six months of 2017 Results(1)	2017 Budget(2)
Health	Ps. 121.1	Ps. 121.8	Ps. 62.6	Ps. 121.8
Education	323.1	301.5	147.4	267.7
Housing and community development	29.2	26.0	7.9	16.0
Government debt servicing	322.2	370.1	214.5	416.3
CFE and PEMEX debt servicing	86.0	102.9	65.1	120.4
PEMEX	72.6	86.9	55.1	102.3
CFE	13.5	16.0	10.0	18.1
Other	0.0	0.0	0.0	0.0

The table below sets forth the budgetary results for 2012–2016 and the first six months of 2017. It also sets forth certain assumptions and targets from Mexico’s 2017 Budget.

Table No. 15 - Budgetary Results; 2017 Budget Assumptions and Targets

	2012 Results(1)	2013 Results(1)	2014 Results(1)	2015 Results(1)	2016 Results(1)	First six months of 2017 Results(1)	2017 Budget(2)
Real GDP growth (%)	4.0%	1.4%	2.3%	2.6%	2.3%	2.3%	1.5-2.5%
Increase in the national consumer price index (%)	3.6%	4.0%	4.1%	2.1%	3.4%	5.4%	4.9%
Average export price of Mexican oil mix (U.S.$/barrel)	$101.96	$98.44	$85.48	$43.12	$35.63	$43.49	$42 (3)
Average exchange rate (Ps./$1.00)	13.2	12.8	13.3	15.9	18.7	19.4	19.5
Average rate on 28-day Cetes (%)	4.2%	3.8%	3.0%	3.0%	4.2%	6.4%	6.5%
Public sector balance as % of GDP(4)	(2.6)%	(2.3)%	(3.2)%	(3.5)%	(2.6)%	0.7%	(2.4)%
Primary balance as % of GDP(4)	(0.6)%	(0.4)%	(1.1)%	(1.2)%	(0.1)%	2.0%	0.5%
Current account deficit as % of GDP	(1.3)%	(2.4)%	(1.8)%	(2.5)%	(2.2)%	(0.1)%	(2.5)%

(1)	Preliminary figures.
(2)	2017 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2017. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2017 economic results.
(3)	The Government entered into hedging agreements to mitigate the effects of a potential decline in oil prices with respect to the level that was assumed in the 2017 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2016 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the first six months of 2016 and 2017 in constant 2008 pesos.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(3)

	First six months of 2016(1)	First six months of 2017(1)	2017 Budget(2)
Budgetary revenues	2,338.9	2,655.6	4,360.9
Federal government	1,726.1	1,896.5	3,263.8
Taxes	1,393.1	1,468.9	2,739.4
Income tax	762.8	834.1	1,422.7
Value-added tax	374.3	400.0	797.7
Excise taxes	213.0	189.9	433.9
Import duties	23.5	24.9	45.8
Export duties	0.0	0.0	0.0
Luxury goods and services	0.0	0.0	0.0
Other	17.7	21.3	39.3
Non-tax revenue	333.0	424.3	524.4
Fees and tolls	34.1	38.8	50.7
Transfers from the Mexican Petroleum Fund for Stabilization and Development	142.1	235.2	386.9
Rents, interest and proceeds of assets sales	0.0	0.0	0.0
Fines and surcharges	294.2	381.3	86.7
Other	4.6	4.1	0.0
Public enterprises and agencies	470.7	527.3	1,097.2
PEMEX	172.8	182.0	400.4
Others	297.9	345.3	696.7

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates as of December 2016. Budgetary estimates for 2017 were converted into constant pesos using the GDP deflator for 2017, estimated as of December 2016.
(3)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

On January 18, 2017, a decree was published in the Official Gazette of the Federation granting tax incentives to encourage the repatriation of capital held abroad for a period of six months. During the six month period, approximately Ps. 58 billion was transferred into Mexico. On July 17, 2017, a decree was published in the Official Gazette of the Federation providing for a three-month extension of this program.

On June 7, 2017 the Vice Minister of Revenue, Miguel Messmacher Linartas, signed, on behalf of the Government, the Convencion Multilateral para Aplicar las Medidas Relacionadas con los Tratados Fiscales para prevenir la erosion de las bases imponibles y el traslado de beneficios (Multilateral Convention to Implement Measures Related to Tax Treaties designed to prevent base erosion and profit shifting). The Convention’s member states agreed to modify their existing double taxation agreements to allow for the rapid implementation of the tax treaty measures developed as part of the Base Erosion and Profit Shifting Project (BEPS), a framework covering over 100 countries and jurisdictions that aims to curb tax planning strategies that take advantage of gaps in tax rules. The Convention member states will avoid the need to bilaterally renegotiate more than 2,000 treaties worldwide.

On July 31, 2017 the Servicio de Administración Tributaria (Tax Administration Service, or SAT) reported that tax revenues in the first half of 2017 amounted to Ps. 1,472.2 billion, surpassing the amount contemplated in the 2017 Ley de Ingresos (Revenue Law) by Ps. 61 million or 4.3%.

Financial Stability

On March 30, 2017, the Financial Stability Board (FSB) analyzed the recent evolution of the external and internal environment and reviewed Mexican economic policy and risks in the Mexican financial system. The FSB stated that it would continue to prioritize fiscal discipline and monetary stability, and noted the advantages of diversifying the Mexican public debt portfolio by tenor, currency and sources of funding. The FSB also highlighted the importance of maintaining a dialogue with the United States government following the November 2016 U.S. elections.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)

	At June 30, 2016	At June 30, 2017(1)
Historical Balance of Public Sector Borrowing Requirements(2)	46.9%	43.9%

(1)	Percentage of GDP is calculated using the estimated annual GDP for 2017, consistent with the update of the GDP growth range published by the Ministry of Finance and Public Credit on May 22, 2017.
(2)	The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of IPAB, of FONADIN, associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

At June 30, 2017, the Historical Balance of Public Sector Borrowing Requirements represented 43.9% of GDP, a decrease of 6.2% from the end of 2016. For an explanation of Mexico’s public debt classification, including the Historical Balance of Public Sector Borrowing Requirements, see “Public Debt—Public Debt Classification.”

Internal Debt

Internal Public Sector Debt

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At June 30, 2016		At June 30, 2017
Gross Debt	Ps.	5,629.5	Ps.	6,327.9
By Term
Long-term		5,081.9		5,798.5
Short-term		547.6		529.4
By User
Federal Government		5,059.0		5,808.3
State Productive Enterprise (Pemex and CFE)		453.6		392.9
Development Banks		117.0		126.7
Financial Assets		216.9		378.1
Total Net Debt		5,412.6		5,949.8
Gross Internal Debt/GDP		29.8%		29.8%
Net Internal Debt/GDP(1)		28.6%		28.1%

(1)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the period indicated, including Banco de México’s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund). It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria (regulating the money supply). This is because Banco de México’s sales of debt pursuant to Regulación Monetaria does not increase the Government’s overall level of internal debt; Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

Internal Government Debt

On April 28, 2017, the Ministry of Finance and Public Credit presented the reports on the Economic Situation, Public Finances and Public Debt for the first quarter of 2017. The reports highlighted the successful syndicated placement in March 2017 of a Ps.15 billion thirty-year M Bond yielding 7.85% despite challenging market conditions and six swap transactions carried out since the beginning of 2017 that have smoothed the maturity profile of Mexico’s debt and improved price formation in the yield curve, including a transaction in March 2017 in which bonds worth Ps.32.5 billion were exchanged for longer-maturity debt.

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At June30, 2016			At June30, 2017(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	44,700.5	92.9%	Ps.	5,220.3	89.9%
Cetes		662.6	13.1%		633.7	11.4%
Floating Rate Bonds		327.8	6.5%		440.5	7.6%
Inflation-Linked Bonds		1,122.1	22.2%		1,365.8	23.5%
Fixed Rate Bonds		2,581.3	51.0%		2,742.8	47.2%
STRIPS of Udibonos		6.6	0.1%		7.4	0.1%
Other(3)		358.4	7.1%		588.00	10.1%

Total Gross Debt		5,059.0	100.0%		5,808.3	100.0%

Net Debt
Financial Assets(4)		201.4			434.5

Total Net Debt	Ps.	4,857.6		Ps.	5,373.8

Gross Internal Debt/GDP		26.8%			27.8%
Net Internal Debt/GDP		25.7%			25.7%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 144.5 billion at June 30, 2016 and Ps.141.3 billion at June 30, 2017 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of June 30, 2017, outstanding gross public sector external debt totaled $188.4 billion, an approximate $7.5 billion increase from the $180.9 billion outstanding on December 31, 2016. Of this amount, $185.6 billion represented long-term debt and $2.8 billion represented short-term debt. Net external indebtedness also increased by $9.6 billion during the first six months of 2017.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 20 – Summary of External Public Sector Debt by Type(1)

	At December 31, 2016	At June 30, 2017(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	88,083	89,472
Long-Term Debt of Budget Controlled Agencies	82,688	88,541
Other Long-Term Public Debt(2)	7,122	7,623

Total Long-Term Debt	177,893	185,636

Total Short-Term Debt	3,093	2,805

Total Long- and Short-Term Debt	180,986	188,441

Table No. 21 – Summary of External Public Sector Debt by Currency

	At December 31, 2016			At June 30, 2017(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	144,185	79.7%	U.S.$	145,299	77.1%
Japanese Yen		6,410	3.5		6,703	3.6
Swiss Francs		1,331	0.7		1,395	0.7
Pounds Sterling		2,257	1.3		2,371	1.3
Euro		24,409	13.5		29,991	15.9
Others		2,393	1.3		2,682	1.4

Total	U.S.$	180,986	100.0%	U.S.$	188,441	100.0%

Table No. 22 – Net External Debt of the Public Sector

	At December 31, 2016		At June 30, 2017(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	177,692.5	U.S.$	187,317.9
Gross External Debt/GDP		19.2%		15.9%
Net External Debt/GDP		18.8%		15.8%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include: (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of June 30, 2017) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

External Government Debt

The 2017 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 495 billion in nominal pesos, or 2.4% of GDP. The 2017 Budget also authorizes the Government to incur an additional $5.8 billion in external indebtedness, which includes financing from international financial organizations.

The following tables set forth a summary of Mexico’s external government debt, including gross external government debt, net external government debt and net government debtat the dates indicated:

Table No. 23 – Gross External Debt of the Government by Currency

	December 31, 2016			June 30, 2017(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	67,533	76.6%	U.S.$	67,532	75.5%
Japanese Yen		4,525	5.1		4,692	5.2
Swiss Francs		—	—		—	—
Pounds Sterling		1,825	2.1		1,917	2.1
Euros		14,256	16.2		15,313	17.1
Others		18	0.0		18	0.0

Total	U.S.$	88,157	100.0%	U.S.$	89,472	100.0%

Table No. 24 – Net External Debt of the Government

	December 31, 2016		June 30, 2017(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.	$86,666.0	U.S.	$89,379.3
Gross External Debt/GDP		9.4%		7.6%
Net External Debt/GDP		9.2%		7.5%

Table No. 25 – Net Debt of the Government

	December 31, 2016	June 30, 2017(3)
Internal Debt	75.0%	77.1%
External Debt	25.0%	22.9%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of June 30, 2017) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt ofdevelopment banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions During 2017

Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions including tender offers, open market purchases and early redemptions.

On March 28, 2017, Mexico issued $3.2 billion of its 4.150% Global Notes due 2027. Mexico used a portion of the proceeds from this offering to redeem its outstanding 5.950% Global Notes due 2019.

In 2017, through the time of filing, Mexico has repurchased approximatelyU.S.$500 million in aggregate principal amount of outstanding debt securities in open market transactions.

For the past twenty years, Mexico has conducted periodic ordinary course liability management transactions for the reduction of its total outstanding debt. In March 2017, the Government conducted a tender offer pursuant to which Mexico offered to purchase for cash any and all of its outstanding notes of the series set forth in the offer to purchase dated March 16, 2016, including those listed in the table below. A summary of the tender offer results follows:

Old Notes Series	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer

5.125% Global Bonds due 2020	U.S.$	48,084,222.0	U.S.$	1,878,656,000
3.625% Global Bonds due 2022	U.S.$	89,309,720.9	U.S.$	2,471,606,000
4.000% Global Bonds due 2023	U.S.$	3,877,000.0	U.S.$	3,449,928,000
3.600% Global Bonds due 2025	U.S.$	444,085,841.5	U.S.$	2,472,863,000

IMF Credit Lines

On May 22, 2017, the Executive Board of the IMF completed its annual review of Mexico’s two year Flexible Credit Line (FCL) granted in 2016, and confirmed Mexico’s continued qualification under this program. See “Public Debt—IMF Credit Lines” for more information on the FCL.

UNITED MEXICAN STATES

Geography and Population

Mexico is a nation consisting of thirty-two states, including Mexico City. It is the fifth largest nation in the Americas and the fourteenth largest nation in the world, occupying a territory of 1,964,375 square kilometers (km). To the north, Mexico shares a 3,141 km border with the United States of America (the United States, or the U.S.). In the southeast, Mexico shares a 641 km border with Guatemala and a 249 km border with Belize. To the east, its coastline extends 2,429 km along the Gulf of Mexico and 865 km along the Caribbean Sea, and to the west, its coastline extends 7,828 km along the Pacific Ocean.

Mexico has great geographical diversity. It contains mountain ranges and large coastal plains, as well as valleys, canyons, plateaus and depressions, among other features. Among Mexico’s most notable geographical features are the Sierra Madre Occidental and Oriental, the Península de Baja California, the Mesa del Centro and the Península de Yucatán. Approximately 11% of Mexico’s land is arable, approximately 14% is suitable for grazing and about 11% is forested.

Because of Mexico’s geographic location, Mexico is vulnerable to natural disasters, such as hurricanes, earthquakes, severe rain storms and flooding, and accidents affecting the environment, such as oil spills in the Gulf of Mexico or mining incidents. For example, on September 7, 2017, an earthquake affected the southwest region of Mexico, and on September 19, 2017, another earthquake affected the central region of Mexico, including Mexico City. The impact of a natural disaster or accident on economic activity or Mexico’s public expenditures cannot be foreseen.

Mexico is the third most populous nation in the Americas, with a population of 112.3 million, as reported by INEGI in its 2010 housing and population census. Based on this census, a projected 77.8% of Mexico’s population lives in urban areas and 22.2% lives in rural areas. Mexico’s three largest cities are Mexico City, Guadalajara and Monterrey, with populations of 20.1 million, 4.4 million and 4.1 million, respectively. According to the Consejo Nacional de Población (National Population Council), the estimated population growth rate for 2016 is 1.0%.

Mexico is generally classified as an upper middle-income developing country. The following table sets forth the latest selective comparative statistics published by the International Bank for Reconstruction and Development (the World Bank) for Mexico and other countries in the Americas.

Table No. 26 – Selected Comparative Statistics

	Mexico		Brazil		Chile		Venezuela	United States
Per capita GDP(1)	U.S.$	8,201.3	U.S.$	8,649.9	U.S.$	13,792.9	N.A.	U.S.$	57,466.8
Life expectancy at birth (2015)		77		75		82	74		79
Youth literacy rate:(2)
Male		99%		99%		99%	97%		100%
Female		99%		99%		99%	98%		100%
Infant mortality rate(3)		11		15		7	13		6

n.a. = Not available.

(1)	Figures are in U.S. dollars adjusted for purchasing power parity.
(2)	Ages fifteen to twenty-four.
(3)	Infant mortality per 1,000 live births.

Source: World Development Indicators 2016 and 2015.

Form of Government

Mexico’s current form of government was established by the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution), which took effect on May 1, 1917. The Constitution provides that Mexico’s Government is to be established as a federal republic, consisting of both the Government and state governments.

The Government

The Constitution provides for the separation of powers by dividing the Government into three distinct branches: the executive branch, the judicial branch and the legislative branch.

As of September 28, 2016, there were nine political parties with representatives serving in the executive and legislative branches, as well as in the state governments. From 1929 to 1994, the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) won every presidential election, and, from 1929 until July 1997, the PRI held a majority of the seats in both chambers of Congress. From 1929 until 1989, the PRI also won every state gubernatorial election. In July 2000, the candidate from the Alianza por el Cambio (Alliance for Change), a coalition of the Partido Acción Nacional (National Action Party, or PAN), the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party), won the presidential election.

i.	Executive Branch

The President of Mexico (or the President) is the chief of the executive branch. The President is elected by the popular vote of Mexican citizens who are eighteen years of age or older. The Constitution limits the President to one six-year term; the President may not run for reelection.

Mr. Enrique Peña Nieto, a member of the PRI, was elected President in July 2012 and took office on December 1, 2012, replacing President Felipe Calderón Hinojosa of the PAN. President Peña Nieto’s term will end on November 30, 2018, and he is not eligible for a second term as president according to the Constitution.

The executive branch further consists of eighteen ministries, the Consejería Jurídica del Ejecutivo Federal (Legal Counsel to the Presidency), the Procuraduría General de la República (Office of the Federal Attorney General), which will be known as the Fiscalía General de la República (National Prosecutor’s Office) beginning in 2018 as a constitutional body, and two regulatory bodies for the energy sector: the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) and the Comisión Reguladora de Energía (Regulatory Energy Commission). The President appoints the principal officials of every ministry. The President also appoints the Procurador General (Attorney General), subject to ratification by the Senado de la República (Senate). Similarly, the President’s appointment of the empleados superiores (senior employees) of the Ministry of Finance and Public Credit is subject to ratification by the Senate.

On September 7, 2016, Jose Antonio Meade Kuribreña was appointed as the Secretary of Finance and Public Credit of the Ministry of Finance and Public Credit of Mexico.

On May 20, 2013, the Government published in the Official Gazette of the Federation the National Development Plan, which establishes the main goals and objectives of President Peña Nieto during his six-year term. The Plan includes the achievement of peace in Mexico, the promotion of social inclusivity and protection of citizens’ social rights, the improvement of and accessibility to Mexico’s education system, the promotion of sustainable economic growth with an emphasis on equality of opportunities, a focus on external policy goals and the promotion of free international trade.

In addition, the National Development Plan proposes three general strategies that will be incorporated in all Government policies. First, the Plan aims to democratize productivity by facilitating the growth and competitiveness of the Mexican economy, eliminating obstacles that limit the productivity of Mexican individuals and corporations and encouraging participants in the Mexican economy to efficiently use resources. Second, the Plan seeks to foster an effective and modern Government by guaranteeing access to information and the protection of personal data, expanding information and communication technologies and automated administrative systems, allocating resources efficiently and promoting individuals based on merit. Finally, the Plan incorporates the principle of gender equality in all Government policies and actions.

ii.	Judicial Branch

Mexico’s judicial branch (or the Federal Judiciary) consists of the Suprema Corte de Justicia (Supreme Court), the Tribunales Colegiados de Circuito (Circuit Courts), the Juzgados de Distrito (District Courts) and the Consejo de la Judicatura Federal (Council of the Federal Judiciary). The Supreme Court is composed of eleven justices who serve fifteen-year staggered terms. Each justice of the Supreme Court is elected by a two-thirds majority vote of the Senate from a pool of three candidates nominated by the President. The position of Chief Justice of the Supreme Court is rotated among the justices, with each Chief Justice serving one four-year term. The Council of the Federal Judiciary, which is composed of seven members, one of whom is the Chief Justice of the Supreme Court, administers the Federal Judiciary and appoints magistrados (Circuit Court judges and District Court judges).

iii.	Legislative Branch

Legislative authority is vested in Congress, which is composed of the Senate and the Chamber of Deputies. Members of Congress are elected either directly or through a system of proportional representation by the popular vote of Mexican citizens who are eighteen years of age or older. The Senate is composed of 128 members, 96 of whom are elected directly, while the other 32 are elected through a system of proportional representation. The Chamber of Deputies is composed of 500 members, 300 of whom are elected directly by national electoral districts, while the other 200 are elected through a system of proportional representation. Under this proportional representation system, seats are allocated to political party representatives based on the proportion of the votes cast for those parties that receive at least 3.0% of the national vote, among other requirements.

The Constitution provides that the President may veto bills and that Congress may override such vetoes with a two-thirds majority vote of each chamber.

Senators serve a six-year term, and deputies serve a three-year term. Federal deputies are eligible for immediate reelection for up to four term periods and senators are eligible for immediate reelection for up to two term periods. Congressional elections for all 500 seats in the Chamber of Deputies were last held on June 7, 2015.

The following table provides the distribution as of December 31, 2016 of Congressional seats reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Table No. 27 – Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
Institutional Revolutionary Party	55	43.3%	208	41.6%
National Action Party	38	29.9	109	21.8
Democratic Revolution Party	18	14.2	60	12.0
Ecological Green Party of Mexico	7	5.5	42	8.4
Social Encounter Party	0	0.0	9	1.8
Labor Party	7	5.5	0	0.0
Citizen Movement Party	0	0.0	24	4.8
New Alliance Party	0	0.0	11	2.2
Unaffiliated	2	1.6	1	0.2

National Regeneration Movement (New)	0	0	36	7.2

Total	127	99.4%	500	100.0%

Note: Numbers may not total due to rounding. According to official sources, there was one vacant seat in the Senate as of December 31, 2016.

Source: Senate and Chamber of Deputies.

The next Congressional elections are scheduled to be held in June 2018.

State Government

On January 29, 2016, Mexico City became the thirty-second state of Mexico while remaining the seat of the branches of Government and the capital of Mexico.

Each of Mexico’s states, aside from Mexico City, is headed by a state governor. Mexico City is headed by a mayor.

Legal and Political Reforms

Since 2012, Mexico has implemented various legal and political reforms that affect the Government, with the goal of improving the justice and public education systems, increasing governmental transparency and creating more efficient public administration.

Anti-Corruption

On July 18, 2016, the Sistema Nacional Anticorrupción (National Anti-Corruption System, or NAS) went into force. The NAS is an institutional framework that seeks to combat corruption and bribery in public administration and governmental accounting.

On December 21, 2016, the U.S. Department of Justice publicly disclosed that Odebrecht S.A., a global construction conglomerate based in Brazil, pled guilty to charges of bribery and corruption in connection with, among other things, bribes paid for more than 100 projects in twelve countries. On December 22, 2016, PEMEX authorities commenced administrative and criminal investigations into instances of bribery or corruption related to these allegations. On January 25, 2017, PEMEX filed a criminal complaint with the Federal Attorney General’s Office against any party for acts that may have been committed against PEMEX.

Electoral Reform

On February 10, 2014, a Constitutional amendment on electoral reform was published in the Official Gazette of the Federation. Under this Constitutional amendment and the supplemental decree that was published in the Official Gazette of the Federation on May 23, 2014, the President may establish a coalition at any time during his term with one or more Congressionally-represented political parties that can ratify certain government programs, create legislative agendas in support of these government programs and form a coalition cabinet to oversee these government programs, subject to certain Congressional approvals. Moreover, pursuant to this Constitutional amendment, the first day of the President’s term was changed from December 1 to October 1. In addition, federal deputies are now eligible for immediate reelection for up to four term periods and senators are eligible for immediate reelection for two additional term periods. Previously, federal deputies and senators were not permitted to serve consecutive terms in the same chamber. Local congresses will be allowed to establish consecutive reelection terms for mayoral, alderman or syndic posts for an additional term period, provided that such term period is no longer than three years. Lastly, the total federal electoral votes required for national parties to maintain registration status in federal elections increased from 2% to 3%.

The February 2014 amendment also established and restructured several political institutions. The Consejo Nacional de Evaluación de la Política Social (National Council for the Evaluation of Social Development Policy, or CONEVAL), National Prosecutor’s Office and the Instituto Nacional Electoral (National Electoral Institute, or INE) were established as separate legal entities with technical and managerial autonomy and budgetary self-sufficiency. CONEVAL measures poverty levels and evaluates the programs, objectives and actions relating to social development policy in Mexico. The National Prosecutor’s Office replaced the Office of the Federal Attorney General. Last, the INE took over the functions of the former Instituto Federal Electoral (Federal Electoral Institute) and is responsible for organizing federal and local elections and coordinating with the electoral bodies of self-governed federal entities. The amendment and supplemental decree also created a system to address transparency concerns with respect to federal and local elections by prohibiting political parties from withholding information regarding the allocation and expenditure of campaign funds, individual contributions and other types of funding and created additional oversight and outreach mechanisms for electoral institutions.

In January 2016, in a special session, the General Council of the INE officially approved the Nominee List of Electors guidelines defining the deadlines, terms and conditions for the use and delivery of the Electoral Register for nationwide electoral processes during the 2015–2016 period.

On November 14, 2016, the Acuerdo del Consejo General del Instituto Nacional Electoral por el que se Expide el Reglamento del Instituto Nacional Electoral en Materia de Transparencia y Acceso a la Información Pública (Agreement of the General Council of the National Electoral Institute by which the Regulation of the National Electoral Institute is Issued with Respect to Transparency and Access to Public Information) was published in the Official Gazette of the Federation. This agreement established institutional entities, criteria and procedures to guarantee the right of access to information possessed by those who receive and use public funds or act within the scope of federal, state or municipal authority.

Access to Information and Government Transparency

The Government has enacted a number of legal and political reforms to improve access to information and government transparency. For example, the Constitution was reformed on February 7, 2014, to create the Instituto Federal de Acceso a la Información y Protección de Datos (Federal Institute for Access to Information and Data Protection, or the IFAI) as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency, among other reforms. In addition, the Reglamento Interior del Instituto Federal de Acceso a la Información y Protección de Datos (Internal Regulation of the Federal Institute for Access to Information and Data Protection), which aims to establish the structure, functions and operations of the IFAI, was published on February 20, 2014.

On May 9, 2016, the Ley Federal de Transparencia y Acceso a la Información Pública (Federal Law for Transparency and Access to Public Information) was published in the Official Gazette of the Federation, replacing the Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental (Federal Law for Transparency and Access to Public Government Information). This law continues to ensure the right of access to information held by governmental entities and, additionally, was expanded to include transparency obligations for the armed forces, the Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency for Industrial Safety and Environmental Protection on Hydrocarbons Sector), the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission), the Comisión Reguladora de Energia (Regulatory Energy Commission), the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Mexican Petroleum Fund for Stabilization and Development) and productive state-owned companies and productive subsidiaries. The new law sets forth the authority of the Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales (National Institute of Transparency, Information Access and Protection of Private Data, or INAI) to impose sanctions.

Criminal Justice

In June 2008, the Constitution was amended to reform the criminal justice system. The reforms were implemented over a period of eight years and went into force on June 18, 2016. Under the reforms, Mexico transitioned to an accusatory system of criminal justice, in which defendants are presumed innocent until proven guilty. Closed-door proceedings, previously conducted almost exclusively through written briefs, will be replaced with oral trials open to the public. A specific judge will be named to each criminal proceeding, will follow that proceeding through the sentencing phase and will be required to be present at every hearing. The victims of criminal activity are more directly involved in criminal proceedings and benefit from increased protection of their personal data, as well as access to legal, medical and psychological assistance.

On March 5, 2014, the Código Nacional de Procedimientos Penales (the National Criminal Procedure Code) was published in the Official Gazette of the Federation. The National Criminal Procedure Code aimed to create uniform criminal procedure rules throughout the country following principles set forth in the Constitution and in international treaties to which Mexico is party. The goals of this reform include promoting a more expedited legal process, increasing protection of victims and their rights, implementing the presumption of innocence and increasing respect for due process.

Taxation

On November 18, 2015, a law was published providing that individuals and companies that had investments abroad until December 2014 and that did not report such investments to the Mexican tax authority will have the option to repatriate their investments and their earnings during the first six months of 2016 without penalties, adjustments or late fees. In addition, individuals and companies availing themselves of this repatriation of funds program will only be obligated to pay income tax based on the current year, provided that such payment is made within fifteen days of the repatriation and those funds are reinvested in specified activities or used for debt payments, among other conditions. This incentive came about as a result of a bilateral agreement between the Internal Revenue Service of the United States (IRS) and the SAT, which provides for the exchange of information with respect to accounts held abroad by either Mexican or American residents.

Public Accounting

Amendments to the Federal Law of Budget and Fiscal Accountability and to the Ley General de Contabilidad Gubernamental (General Law on Governmental Accounting) were published in the Official Gazette of the Federation on December 30, 2015 and July 18, 2016, respectively. These amendments require each state to create accounting councils in order to standardize public accounting throughout the different levels of government.

Local Government Finance

On April 27, 2016, the Law for the Financial Discipline of the States and the Municipalities was published in the Official Gazette of the Federation. Pursuant to this law, states and municipalities need the authorization of the local congress to incur additional indebtedness if their outstanding indebtedness is higher than six percent of the revenues approved by the Legislative branch for the applicable fiscal year. The law also imposes a new set of requirements that must be met prior to having the Government guarantee debt issued by states and municipalities. This legislation follows a May 2015 decree amending various provisions of the Constitution, creating a new legal framework to control the borrowing practices of the states and municipalities.

On October 25, 2016, the Reglamento del Registro Público Único de Financiamientos y Obligaciones de Entidades Federativas y Municipios (Single Public Registry for Finance and Obligations of States and Municipalities) was published in the Official Gazette of the Federation, regulating the inscription, modification or cancelation of the financing and debt obligations incurred by the states and municipalities.

Economic Development

On June 6, 2016, the Ley Federal de Zonas Económicas Especiales (Federal Law of Special Economic Zones) was published in the Official Gazette of the Federation. This law is part of the National Development Plan, described under “United Mexican States—Form of Government – The Government,” and its purpose is to regulate the establishment and operation of the Zonas Económicas Especiales (Special Economic Zones) and promote sustainable economic growth in the under developed regions of the country, particularly the southern region of Mexico. The Special Economic Zones are designated geographic areas subject to special incentives to promote business, attract new investment and generate employment opportunities through infrastructure development projects.

Foreign Affairs, International Organizations and International Economic Cooperation

Mexico has diplomatic ties with 193 countries. Mexico is a charter member of the United Nations. Mexico is a signatory, along with Canada and the U.S., of the North American Free Trade Agreement (NAFTA), and it is a founding member of the European Bank for Reconstruction and Development (EBRD), the Inter-American Development Bank (IADB), the International Finance Corporation, the IMF, the Organization of American States (OAS) and the World Bank. It is also a non-borrowing regional member of the Caribbean Development Bank.

Mexico also has a number of international agreements in place that promote economic cooperation. For examples of this international economic cooperation, see “Foreign Trade and Balance of Payments—Foreign Trade Agreements.”

Internal Security

During recent years, the Government has gradually heightened its efforts to combat organized crime, particularly as it relates to the activities of producing, processing and trafficking of narcotics. Specifically, the Government has implemented various security measures and has strengthened its military and police forces. No government studies have been completed regarding the effect on the Mexican economy of narcotics trafficking and drug-related violence, including their effect on Mexican electoral politics or Mexican public finances. Nonetheless, the Government does not believe that narcotics trafficking and drug-related violence have had a material effect on the Mexican economy or on foreign investment flows to Mexico.

On September 27, 2016, INEGI published the Encuesta Nacional de Victimización y Percepción sobre Seguridad Pública 2016 (National Poll on Victimization and Perception of Public Security 2016). The poll found that, excluding federal crimes such as narcotics trafficking and organized crime, which are not subject to victimization polling, local crimes and related security measures cost Mexican households approximately Ps. 236.8 billion in 2015, or 1.25% of GDP, as compared to Ps. 226.8 billion in 2013, or 1.27% of GDP. This cost is the equivalent of Ps. 5,905 per person affected by local crimes.

Environment

Mexico has enacted a framework of laws and regulations that address the protection of the environment.

The Constitution grants all citizens the right to a healthy environment for their development and welfare. This right is guaranteed through an established framework of laws, regulations, decrees and municipal ordinances that address the protection of the environment. Furthermore, Mexican law also dictates that the economic growth will be conditioned on the protection of the environment.

In 1988, Mexico enacted the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law of Ecological Balance and Environmental Protection), which has been the base for environmental policy in the country. The General Law of Ecological Balance and Environmental Protection seeks to, among other things: (1) guarantee the right of every person to live in a healthy environment for their development and welfare; (2) define the principles of environmental policy and mechanisms for its execution; and (3) preserve and protect biodiversity and administer protected natural areas.

The Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT) was created in 2000. SEMARNAT is charged with creating and advising on government policies involving the environment in response to the growing national expectation for protecting natural resources, as well as to address causes of pollution and the loss of ecosystems and biodiversity.

On October 8, 2003, the Ley General para la Prevención y Gestión Integral de los Residuos (General Law for Prevention and Management of Waste) was published in the Official Gazette of the Federation, which aimed to regulate and prevent the management of hazardous waste and waste in general. This law is regularly reviewed, updated and expanded and was last amended on May 22, 2015, to require small generators of hazardous waste to register with the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources) and keep records of the annual volume of hazardous waste produced as well as its management.

Mexico is party to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (UNFCCC).

In addition to SEMARNAT, the Procuraduría Federal de Protección al Ambiente (Federal Attorney for Environmental Protection, or PROFEPA) was created in 1992 as a decentralized administrative entity with technical and operational autonomy. Among other responsibilities, PROFEPA monitors compliance with environmental regulations, protects the interest of the population in environmental matters and sanctions individuals and entities that violate the legal precepts. In 2000, the Comisión Nacional de Áreas Naturales Protegidas (National Comission of Protected Natural Areas, or CONANP) was created as a decentralized entity of the SEMARNAT. CONANP’s mission is to preserve the most representative ecosystems of Mexico and its biodiversity through protected natural areas and other forms of conservation, fostering a culture of conservation and promoting sustainable development. The Comisión Nacional Forestal (National Forestry Commission, or CONAFOR) was created in 2001 as a public agency in order to develop, encourage and promote productive activities of conservation and restoration in forestry matters, as well as to participate in the formulation of plans and programs and the implementation of the sustainable forest development policy. Moreover, in 2012, the Ley General de Cambio Climático (General Law for Climate Change) created the Instituto Nacional de Ecología y Cambio Climátido (National Ecology and Climate Change Institute), a decentralized public entity with legal, managerial and economic autonomy that aims to generate and integrate scientific and technical knowledge for the formulation, implementation and evaluation of public policies aimed at the protection of the environment, ecological preservation and restoration, green growth and mitigation of climate change concerns in the country.

Mexico’s principal environmental concerns include the promotion and generation of resources and benefits through the conservation, restoration and exploitation of the natural heritage with innovative economic, financial and public policy instruments, as well as promoting the consumption of environmental goods and services. Among its goals, Mexico seeks to: recuperate ecosystems and damaged areas in order to improve environmental quality; expand the infrastructure and environmental programs’ coverage that protect the public health and guarantee the conservation of ecosystems and natural resources; promote and strengthen the regional and international cooperation in climate change matters, biodiversity and environment; and promote financial and investment arrangements that increase the resources available for the protection of the environment and natural resources.

Transportation-related pollution accounts for the vast majority of air pollution in Mexico City and, indirectly, for the vast majority of ozone emissions present in the atmosphere. As a result, curbing transportation-related pollution is a primary objective of the Government’s anti-pollution programs. Since the 1993 model year, all new cars driven in Mexico City are required to be equipped with emissions control equipment that meets U.S. performance standards (following the phasing in of catalytic converters). For many years, Mexico City has instituted Hoy No Circula (No Driving Today), a program requiring one-fifth of the city’s private vehicles to be kept out of circulation each weekday. This program has periodically been expanded to remove cars from circulation two times each week when the Government has detected high levels of pollution in the city and to regulate driving on weekends. This program remains in effect in Mexico City for certain vehicles and has been introduced in several other cities. Under the current program, vehicles satisfying emissions standards may be used daily if certain emissions standards tests are satisfied. In addition, the Mexico City government has also begun using a mobile laboratory to measure the air quality of four locations within Mexico City by monitoring the sulfur dioxide, nitrogen dioxide, carbon monoxide and ozone levels in the atmosphere as part of its efforts to curb air pollution within the city.

In addition to transportation-related pollution, industry-related pollution, mostly caused by industries located within the Valley of Mexico, has also greatly contributed to Mexico’s air pollution levels. While most of the manufacturing sector has relocated to areas outside of the Valley of Mexico, a significant percentage of Mexico’s manufacturing output still originates from plants within this area. The concentration of industry in the Valley of Mexico, together with Mexico City’s variable climate and its surrounding mountains, contribute to high levels of: (1) suspended particles; (2) sulfur dioxide (a gaseous by-product of the combustion of diesel fuel and fuel oil); (3) airborne lead (released as a gas when leaded gasoline is burned and released in particulate form by industry); (4) carbon monoxide (produced by the incomplete combustion of gasoline); and (5) ozone (resulting from the combination of nitrous oxides, hydrocarbons and solar radiation).

Authorities have attempted to address this industry-related pollution in several ways. For example, the Government has a general policy of discouraging the construction of new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara. Authorities have also implemented regulations that require certain types of plants to reduce operations or temporarily close when the concentration of pollutants in the air rises to certain levels. Under this policy initiative, authorities have, from time to time, ordered industrial plants in the Valley of Mexico to reduce operations due to high pollution levels.

The Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación (Ministry of Agriculture, Livestock, Rural Development, Fisheries and Food, or the Ministry of Agriculture) has also undertaken to promote environmental initiatives in rural settings. The Comisión Nacional de las Zonas Áridas (National Commission of Arid Zones, or the Arid Zones Commission) is charged with the development of arid and uncultivated regions in Mexico. The Arid Zones Commission’s programs are now focused on restoring productivity and promoting practices for soil conservation and rainfall harvesting. One such program is the Programa de Sustentabilidad de Recursos Naturales (Program for the Sustainability of Natural Resources), which focuses on promoting the conservation, sustainable use and management of soil, water and vegetation used in primary production. These goals are accomplished by encouraging rural communities to: (1) invest in conservation projects; (2) establish and develop procedures for the collection, storage and treatment of rainwater; and (3) employ the use of vegetation cover.

On December 24, 2015, a new energy transition law was published in the Official Gazette of the Federation. The law aims to combat climate change by promoting cleaner energy sources. The law establishes a program of clean energy certificates and sets a goal that at least 35% of the country’s electricity supply must be generated from clean energy sources by 2024.

In September 2016, the Senate issued a decree endorsing the Paris Agreement. The Paris Agreement seeks to establish long-term objectives in order to stop the increase in global temperature caused by greenhouse gases.

On November 4, 2016, the Paris Agreement entered into force. As part of Mexico’s commitment to comply with the terms of the Paris Agreement, SEMARNAT presented Mexico’s strategy to reduce greenhouse gas emissions through 2050 during a Meeting of the Parties to the Paris Agreement on November 17, 2016.

THE ECONOMY

General

According to World Bank data, the Mexican economy, as measured by 2016 GDP (at current prices in U.S. dollars), is the 15th largest in the world. The Mexican economy had a real GDP of Ps. 1,046.0 billion in 2016 and a decrease in GDP of Ps. 141.0 billion between 2012 and 2016.

The Role of the Government in the Economy; Privatization

Over the past two decades, the Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures have included: (1) Constitutional amendments and legislation allowing the Government to permit private participation in railways and satellite communications; (2) legislation permitting Mexican private-sector companies to take part in the storage, distribution and transportation of natural gas; (3) the privatization of airports, seaports and highways; and (4) legislation relating to civil aviation allowing private companies to secure thirty-year concesiones (concessions) to operate commercial air transportation services within Mexico.

As of December 31, 2016, there were 205 Government-owned or controlled entities, of which four are in the process of being dismantled. These entities include: (1) empresas de participación estatal mayoritaria (enterprises that are majority-owned by the Government), some of which are considered banking development institutions, such as the Banco del Ahorro Nacional y Servicios Financieros, S.N.C. (National Savings and Financial Services Bank, S.N.C.), an institution that promotes savings, financial education and financial and gender inclusion to individuals and companies that have limited access to credit, (2) organismos descentralizados (decentralized instrumentalities), such as the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB), which seeks to guarantee bank deposits, mainly for small and medium-sized savers, and give solutions to banks with solvency issues, contributing to the stability of the banking system and safeguarding the national payment system, (3) fideicomisos públicos (public trusts), such as the Fondo Nacional de Fomento al Turismo (National Fund for Tourism Development), which seeks to identify sustainable investment projects in the tourism sector oriented toward regional development, job creation, economic development, social welfare and the improvement of quality of life and (4) empresas productivas del estado (productive state-owned companies), such as PEMEX and the Comisión Federal de Electricidad (Federal Commission of Electricity, or CFE), which aim to participate in the open market and generate economic value, and their subsidiaries or empresas productivas subsidiarias (productive state-owned subsidiaries), such as Pemex Exploración y Producción (Pemex Exploration and Production) and Pemex Cogeneración y Servicios (Pemex Cogeneration and Services).

In 2013, PEMEX and CFE were transformed from decentralized public entities into productive state-owned companies and were granted additional technical, managerial and budgetary autonomy. As productive state-owned companies, PEMEX and CFE seek to create economic value using both industry best practices and sound corporate governance.

On August 11, 2014, the former Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law) and the Reglamento de Gas Natural (Natural Gas Regulation Law) were replaced and superseded by the Ley de Hidrocarburos (Hydrocarbons Law), which aims to regulate activities ranging from the exploration, extraction and refining to distribution, storage, sales and marketing of hydrocarbons in Mexico. On August 28, 2014, the Centro Nacional de Control de Gas Natural (National Center for Natural Gas Control) was created and is now responsible for managing, coordinating and efficiently overseeing the network of pipelines and storage of natural gas in Mexico.

Also on August 11, 2014, secondary legislation opened the bidding processes to Mexican and non-Mexican investors for participation in the exploration, production and transportation of oil and gas. The Government also enacted, on October 31, 2014, the Reglamento de la Ley de la Industria Eléctrica (Rules for the Electric Industry Law), detailing the bidding process for participation in the electric power sector. The Government views privatization efforts as a key element of Mexico’s structural economic reforms. In addition, Congress has enacted a series of laws that increase the scope for private and foreign participation in key sectors of the Mexican economy. For example, on April 29, 2014, the Decreto por el que se aprueba el Programa Nacional de Infraestructura 2014 –

2018 (National Infrastructure Program 2014-2018) authorized infrastructure expenditures for various sectors of the Mexican economy. The Infrastructure Investment Fund supports the National Infrastructure Program with activities related to Mexico’s infrastructure investments in: (1) communications; (2) roads; and (3) energy and tourism, among others.

Since January 1, 2016, private companies are able to own gasoline and diesel service stations that do not have to be a franchise of PEMEX. In addition, on February 22, 2016, President Peña Nieto announced that, starting on April 1, 2016, private companies would be able to import gasolines and diesel.

Gross Domestic Product

The following tables set forth Mexico’s real GDP and expenditures, in constant 2008 pesos and in percentage terms, for the periods indicated. These figures were calculated in constant 2003 pesos from 2008 to 2012 and were updated to constant 2008 pesos in 2013, thereby also modifying prior year figures.

Table No. 28 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	2012	2013	2014	2015	2016(2)
GDP	Ps. 13,287.5	Ps. 13,468.3	Ps. 13,774.0	Ps. 14,139.0	Ps. 14,462.2
Add: Imports of goods and services	4,183.8	4,291.9	4,548.1	4,941.1	4,995.7

Total supply of goods and services	17,471.4	17,760.1	18,322.1	19,080.1	19,457.8
Less: Exports of goods and services	4,164.9	4,263.5	4,560.0	5,032.9	5,095.5

Total goods and services available for domestic expenditure	Ps. 13,306.4	Ps. 13,496.6	Ps. 13,762.1	Ps. 14,047.1	Ps. 14,362.3
Allocation of total goods and services:
Private consumption	8,912.8	9,103.6	9,268.5	9,484.7	9,744.5
Public consumption	1,470.6	1,485.9	1,517.7	1,552.9	1,571.5

Total consumption	10,383.4	10,589.5	10,786.2	11,037.6	11,316.1
Total gross fixed investment	2,938.2	2,892.6	2,978.3	3,105.0	3,109.1
Changes in inventory	90.0	74.5	86.7	55.2	42.8

Total domestic expenditures	Ps. 13,411.6	Ps. 13,556.6	Ps. 13,851.2	Ps. 14,197.9	Ps. 14,467.9

Errors and Omissions	105.1	60.0	89.1	150.7	105.6

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2008.
(2)	Preliminary figures.

Source: INEGI.

Table No. 29 – Real GDP and Expenditures

(As a Percentage of Total GDP)(1)

	2012	2013	2014	2015	2016(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	31.5	31.9	33.0	34.9	34.5

Total supply of goods and services	131.5	131.9	133.0	134.9	134.5
Less: Exports of goods and services	31.3	31.7	33.1	35.6	35.2

Total goods and services available for domestic expenditures	100.1%	100.2%	99.9%	99.4%	99.3%
Allocation of total goods and services:
Private consumption	67.1%	67.6%	67.3%	67.1%	67.4%
Public consumption	11.1	11.0	11.0	11.0	10.9

Total consumption	78.1	78.6	78.3	78.1	78.2
Total gross fixed investment	22.1	21.5	21.6	22.0	21.5
Changes in inventory	0.7	0.6	0.6	0.4	0.3

Total domestic expenditures	100.9%	100.7%	100.6%	100.4%	100.0%

Errors and Omissions	0.8%	0.4%	0.6%	1.1%	0.7%

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2008.
(2)	Preliminary Figures.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated. These figures were calculated in constant 2003 pesos from 2008 to 2012 and were updated to constant 2008 pesos in 2013, thereby also modifying prior year figures.

Table No. 30 – Real GDP by Sector

(In Billions of Pesos)(1)

	2012		2013		2014		2015		2016(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	405.3	Ps.	409.1	Ps.	426.6	Ps.	433.4	Ps.	448.9
Secondary Activities:
Mining		1,026.0		1,024.5		1,009.9		963.6		901.9
Utilities		292.1		293.6		317.7		324.9		335.6
Construction		1,040.0		990.3		1,010.2		1,035.2		1,054.2
Manufacturing		2,196.1		2,222.7		2,315.5		2,374.7		2,405.4
Tertiary Activities:
Wholesale and retail trade		2,010.6		2,055.7		2,120.0		2,221.4		2,275.1
Transportation and warehousing		758.0		776.4		801.5		835.8		859.2
Information		431.6		453.1		454.1		489.4		538.7
Finance and insurance		563.4		622.0		617.0		643.6		693.1
Real estate, rental and leasing		1,587.2		1,603.1		1,636.0		1,676.8		1,708.0
Professional, scientific and technical services		291.4		294.8		299.7		312.2		334.0
Management of companies and enterprises		80.8		79.4		85.1		88.0		92.1
Administrative and support and waste management and remediation services		412.9		430.7		429.8		435.1		452.7
Education services		492.0		495.9		496.2		496.2		501.3
Health care and social assistance		265.9		267.4		265.9		259.7		263.0
Arts, entertainment and recreation		58.5		60.6		59.7		61.9		65.5
Accommodation and food services		273.9		279.0		287.0		303.8		315.2
Other services (except public administration)		270.0		275.7		280.3		287.1		303.9
Public administration		489.5		487.3		496.4		509.6		509.8

Gross value added at basic values		12,945.2		13,121.2		13,408.5		13,752.6		14,057.0
Taxes on products, net of subsidies		342.3		347.1		365.5		386.4		404.4

GDP	Ps.	13,287.5	Ps.	13,468.3	Ps.	13,774.0	Ps.	14,139.0	Ps.	14,462.2

Note:	Numbers may not total due to rounding.
(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2008.
(2)	Preliminary figures.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 31 – Real GDP Growth by Sector

(Percent Change Against Prior Year)(1)

	2012	2013	2014	2015	2016(2)
GDP (constant 2008 prices)	4.0%	1.4%	2.3%	2.6%	2.3%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	7.4	0.9	4.3	1.6	3.6
Secondary Activities:
Mining	0.9	(0.1)	(1.4)	(4.6)	(6.4)
Utilities	2.1	0.5	8.2	2.3	3.3
Construction	2.5	(4.8)	2.0	2.5	1.8
Manufacturing	4.1	1.2	4.2	2.6	1.3
Tertiary Activities:
Wholesale and retail trade	4.8	2.2	3.1	4.8	2.4
Transportation and warehousing	4.1	2.4	3.2	4.3	2.8
Information	16.3	5.0	0.2	7.8	10.1
Finance and insurance	7.7	10.4	(0.8)	4.3	7.7
Real estate, rental and leasing	2.5	1.0	2.1	2.5	1.9
Professional, scientific and technical services	1.1	1.2	1.7	4.2	7.0
Management of companies and enterprises	8.6	(1.8)	7.2	3.5	4.7
Administrative support, waste management and remediation services	4.4	4.3	(0.2)	1.2	4.1
Education services	2.2	0.8	0.1	0.0	1.0
Health care and social assistance	2.1	0.6	(0.6)	(2.3)	1.3
Arts, entertainment and recreation	2.9	3.4	(1.5)	3.8	5.7
Accommodation and food services	5.4	1.8	2.9	5.8	3.8
Other services (except public administration)	3.3	2.1	1.7	2.4	5.8
Public administration	3.7	(0.5)	1.9	2.7	0.0

Note:	Numbers may not total due to rounding.
(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2008.
(2)	Preliminary figures.

Source: INEGI.

After the 2009 global financial and economic crisis, economic activity began to recover in the beginning of the second half of 2009 and continued its recovery during 2010. Economic activity continued to recover but began to lose some momentum in 2011 due to natural disasters in Asia, increases in the cost of primary products in the first half of 2011 and the sovereign debt crisis in the Eurozone. During 2012, the world economic recovery was slower than 2011, and by 2014 the international economic environment deteriorated dramatically. This further slowdown in recovery was due to, among other factors, the deleveraging process in major advanced countries, economic difficulties in the Eurozone, a drop in the international oil price and the appreciation of the U.S. dollar in 2014. In 2015 and early 2016, the world economy continued to have a weak expansion rate, generating continuous downward adjustments in growth expectations, due to recurrent episodes of volatility in financial markets, a persistent downward trend in oil prices and a high degree of uncertainty regarding the timing and the pace of U.S. monetary policy normalization.

In the context of international economic environment deterioration, Mexico’s economy observed a positive trend in 2012 through 2014 and registered moderate annual GDP growth, ranging from 1.4% to 4.0%, due to the dynamism of external demand, the early recovery of some domestic demand components, particularly private consumption and public expenditure, and a gradual improvement in private investment. In 2015 and early 2016, the domestic economy continued to grow at a moderate pace.

Throughout 2016, the external environment faced by the Mexican economy led to high volatility, primarily as a result of continued uncertainty as to the process of the monetary policy normalization in the U.S. and the November 2016 U.S. elections. The resulting adjustment in portfolios in international financial markets strongly impacted the national markets, leading to a drop in asset prices. During the fourth quarter of 2016, productive activity continued to expand, although at a lower rate than the previous quarter. In particular, external demand and private consumption both maintained a positive trend.

Overall, Mexico’s GDP increased by 2.3% in real terms during 2016, as compared to 2015. This increase was due to an increase of 3.6% in the primary activities sector, as well as important increases in certain tertiary activities, such as 10.1% in information, 7.7% in finance and insurance, 7.0% in professional, scientific and technical services and 5.8% in other services (except public administration). Such increases off set the 6.4% decrease in the mining sector, the only sector that contracted in 2016. For information on inflation in Mexico, see “Financial System – Monetary Policy, Inflation and Interest Rates.”

Employment and Labor

Employment

Since the early 1990s, Mexico’s trade liberalization policies and the implementation of NAFTA have produced structural changes in the economy that have generated underemployment. Mexico does not have a comprehensive unemployment benefits scheme or a fully developed social welfare system. The Government is committed to fostering an economic environment that will generate employment opportunities for the large number of people expected to enter the labor force in the medium term. However, the Government also recognizes that addressing Mexico’s significant underemployment problem is likely to continue to be an important challenge.

As of December 31, 2016, the number of workers covered by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security, or IMSS), which is an indicator of employment in the “formal” sector of the economy, was 18,401,344, an increase of 3.8% from the level recorded at the end of 2015. IMSS provides medical benefits and pensions for retired employees.

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.5% as of December 31, 2016, a 0.7% decrease from the rate registered on December 31, 2015.

As of December 31, 2016, the economically active population in Mexico fifteen years of age or older consisted of 54.0 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of December 31, 2016.

Table No. 32 – Unemployed Population by Age and Gender

	Total(1)%		Men(1)%		Women(1)%
Total	1,911.1	100.0	1,174.3	61.4	736.8	38.6

15-24 years	660.6	34.6	403.3	34.3	257.3	34.9

25-44 years	908.5	47.5	527.3	44.9	381.2	51.7

45-64 years	313.8	16.4	217.8	18.6	96.0	13.0

65+ years	26.2	1.4	24.8	2.1	1.4	0.2

(1)	In thousands.

Source: INEGI

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth the percentage of Mexico’s economically active population by sector of the Mexican economy as of December 31, 2016, according to preliminary figures.

Table No. 33 – Economically Active Population by Sector

Percentage
Services	41.8%
Commerce	19.2
Manufacturing	16.3
Agriculture	13.4
Construction	8.1
Other	0.7
Unspecified	0.6

Source: INEGI and National Population Council

Table No. 34 – Underemployment as Percentage of Active Population from 2012 to 2016

Percentage
2012	8.3%
2013	8.2
2014	8.4
2015	8.4
2016	6.8

Source: INEGI and National Population Council

Labor

In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled laborers and management personnel, as well as high turnover rates. The Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible.

As of December 31, 2016, approximately 8.3% of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains legal limitations on strikes. During 2016, no strikes affected the sectors regulated under the federal jurisdiction. On March 4, 2016, a labor conflict in the mining sector took place and unionized workers suspended their activities. After eight days, the conflict was resolved through dialogue between the union, the Trabajadores Mineros, Metalúrgicos, Siderúrgicos y Similares de la República Mexicana (the National Union of Mine, Metal, Steel and Allied Workers of the Mexican Republic), and the employer, with the participation of the Secretaría del Trabajo (Ministry of Labor).

Social Security Laws

The Ley del Seguro Social (Social Security Law) and Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law), to which we refer collectively as the Social Security Laws, require employers (including government entity employers) to deposit with a banking institution selected by the employer an amount equal to 2% of each worker’s base salary to be contributed to an account that is opened for withdrawals upon such worker’s retirement or permanent disability.

Since the ISSSTE Law was enacted in the early 1980s, federal employees are required to join a new fully funded pension system created by the law. Federal employees are allowed to choose between the ISSSTE pension system and the pay-as-you-go pension system that existed before the enactment of the ISSSTE Law. The ISSSTE pension system has been essential in helping the Government address the difficult financial situation of healthcare and pension systems for federal employees and of the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Institute for Social Security and Services for State Employees, or ISSSTE). The ISSSTE Law should reduce ISSSTE’s costs over time, thereby providing ISSSTE with additional means to contribute to economic growth and social welfare by increasing domestic savings, especially long-term savings.

The ISSSTE Law also gives workers the right to transfer their retirement contributions and seniority credits between the private and public healthcare and pension systems, encouraging movement between the private and public sectors.

Pension and Housing Funds

i.	AFORES

Mexico’s retirement savings system is designed to both improve the economic condition of Mexican workers and to promote long-term savings in the economy, providing financing for investment projects in both the public and private sectors. Since 1997, the independent retirement accounts of each worker have been managed by Administradoras de Fondos para el Retiro (Retirement Fund Administrators, or AFORES). These private sector entities are established, subject to Government approval, to manage individual pension accounts and mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds, or SIEFORES). Though investments in AFORES by foreign financial institutions are permitted, a majority of the outstanding shares of each AFORES entity must be owned by Mexican persons. Additionally, no single person may acquire control over more than 10% of any class of shares.

AFORES may invest up to 100% of the funds they manage in government debt securities or in debt securities issued by private sector companies, depending on the credit rating of the issuer, and up to 20% in foreign securities, with specific limits on the credit rating of debt securities. AFORES are also permitted to invest in equity securities issued by Mexican entities.

ii.	INFONAVIT

The Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute, or INFONAVIT) was created in 1972 in order to administer housing programs for workers and address the shortage of housing. INFONAVIT acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are, in turn, required to be deposited to an INFONAVIT account at Banco de México. Upon a worker’s receipt of an INFONAVIT loan for the purchase or construction of a home, any amounts in the worker’s housing sub-account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.

As of December 31, 2016, INFONAVIT’s total equity amounted to Ps. 175.6 billion, an increase of 14.7% as compared to 2015. Also as of December 2016, INFONAVIT’s total loan portfolio was Ps. 1,168.7 billion, an increase of 8.7% as compared to 2015.

iii.	Pension and Housing Fund Totals

According to preliminary figures, as of December 31, 2016, 57.3 million individual retirement accounts had been established with, and managed by, AFORES. As of December 31, 2016, the assets managed by AFORES totaled Ps. 2.8 billion, 52.8% of which was invested in Government securities and 47.2% of which was invested in private sector, bank, local government and foreign securities.

As of December 31, 2016, the total amount of funds accumulated in housing sub-accounts managed by INFONAVIT and individual accounts of workers with AFORES was Ps. 3,942.2 billion. This figure includes: (1) transfers from the pension sub-accounts established with banks under the old Social Security Laws; and (2) direct contributions under the new pension system and recognition bonuses for ISSSTE beneficiaries that opted for the defined contribution system.

During 2016, Ps. 3,716.5 billion was deposited in the pension and housing funds, Ps. 2,670.0 billion of which corresponded to deposits made to workers’ retirement sub-accounts and Ps. 1,016.5 billion of which corresponded to deposits made to workers’ housing sub-accounts.

Wages

Mexico’s minimum wage is set by the National Minimum Wage Commission, which consists of representatives of the business and labor sectors and the Government. On December 19, 2016, the National Minimum Wage Commission published a resolution raising the minimum wage across Mexico to Ps. 80.04 per day, an increase of 9.6% from Ps. 73.04 in effect as of January 1, 2016. For a table comparing minimum wage increases and changes in price indices, see “Financial System – Monetary Policy, Inflation and Interest Rates.”

Mexican law requires any businesses operating in Mexico to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems.

Principal Sectors of the Economy

The principal sectors of the Mexican economy are manufacturing, petroleum and petrochemicals, tourism, agriculture, transportation and communications, construction, mining and electric power.

Manufacturing

Mexico has developed its manufacturing sector with the dual goals of capitalizing on: (1) lower manufacturing overhead; and (2) its common border with the U.S., its major export trading partner. Mexico’s current policies seek to strengthen the domestic market, encourage entrepreneurs and strengthen micro, small and medium enterprises, while fostering the social economy through improved access to financing.

Since 2012, Mexico’s total industrial manufacturing output has increased significantly. This expansion was primarily due to an increase in the manufacturing of primary metals and in the fabricated metal products and transportation equipment sectors, as well as an increase in manufacturing exports to the United States. Although automotive exports maintained a positive trend, other manufacturing exports continued to have slower growth.

During 2016, manufacturing production exhibited a positive trend, reflecting both the improvement in external demand and the dynamism of the domestic market deriving from the transport equipment component and the aggregate of the rest of manufacturing.

The following table presents the value of industrial manufacturing output in constant 2008 pesos and the percentage of total output accounted for by each manufacturing sector for the years indicated.

Table No. 35 – Industrial Manufacturing Output by Sector

	2012	2013(1)	2014(1)	2015(1)	2016(1)	2015(1)	2016(1)
	(in billions of pesos)(2)					(% of total)
Food	Ps. 479.7	Ps. 483.9	Ps. 487.1	Ps. 495.6	Ps. 508.4	20.9%	21.1%
Beverage and tobacco products	112.2	111.7	115.1	120.8	127.1	5.1	5.3
Textile mills	16.8	16.4	16.1	16.7	16.6	0.7	0.7
Textile product mills	11.8	12.2	13.1	14.3	14.9	0.6	0.6
Apparel	54.0	55.7	54.2	58.1	56.9	2.4	2.4
Leather and allied products	18.2	18.1	17.8	18.2	18.0	0.8	0.7
Wood products	22.9	22.4	22.7	23.5	22.3	1.0	0.9
Paper	43.6	44.6	45.9	47.7	49.3	2.0	2.1
Printing and related support activities	16.9	15.7	15.3	15.6	15.1	0.7	0.6
Petroleum and coal products	78.8	81.4	77.7	71.9	63.8	3.0	2.7
Chemicals	258.4	260.4	257.1	249.3	242.4	10.5	10.1
Plastics and rubber products	65.7	64.5	68.7	71.0	73.3	3.0	3.0
Nonmetallic mineral products	114.4	110.9	114.0	119.5	122.9	5.0	5.1
Primary metals	149.1	152.5	164.9	158.0	163.2	6.7	6.8
Fabricated metal products	73.3	70.9	76.6	78.9	81.5	3.3	3.4
Machinery	92.9	93.0	94.6	94.8	97.9	4.0	4.1
Computers and electronic products	89.6	92.9	103.3	110.5	117.2	4.7	4.9
Electrical equipment, appliances and components	65.0	63.7	69.4	73.7	76.4	3.1	3.2
Transportation equipment	357.2	378.0	425.4	455.4	456.4	19.2	19.0
Furniture and related products	28.5	26.8	26.3	28.4	27.4	1.2	1.1
Miscellaneous	47.2	47.2	50.2	52.6	54.3	2.2	2.3

Total	Ps. 2,196.1	Ps. 2,222.7	Ps. 2,315.5	Ps. 2,374.7	Ps. 2,405.4	100.0%	100.0%

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Constant pesos with purchasing power at December 31, 2008.

Source: Banco de México.

The following table shows the percentage change from year to year of industrial manufacturing output by manufacturing sector.

Table No. 36 – Industrial Manufacturing Output Differential by Sector (1)

	2012	2013(2)	2014(2)	2015(2)	2016(2)
Food	2.6%	0.9%	0.7%	1.7%	2.6%
Beverage and tobacco products	2.6	(0.5)	3.1	4.9	5.2
Textile mills	3.1	(2.7)	(1.7)	3.9	(0.7)
Textile product mills	(0.1)	3.5	7.0	9.8	4.1
Apparel	(0.5)	3.3	(2.8)	7.2	(2.0)
Leather and allied products	3.5	(0.6)	(1.7)	2.4	(1.6)
Wood products	13.0	(2.2)	1.0	3.6	(4.8)
Paper	4.8	2.1	3.1	3.9	3.4
Printing and related support activities	(4.1)	(6.9)	(2.7)	1.7	(2.9)
Petroleum and coal products	1.1	3.3	(4.5)	(7.5)	(11.2)
Chemicals	(0.3)	0.8	(1.3)	(3.0)	(2.8)
Plastics and rubber products	9.0	(1.9)	6.5	3.4	3.2
Nonmetallic mineral products	2.3	(3.1)	2.8	4.9	2.8
Primary metals	3.8	2.3	8.1	(4.1)	3.3
Fabricated metal products	3.9	(3.3)	8.1	2.9	3.3
Machinery	5.5	0.2	1.7	(0.3)	3.3
Computers and electronic products	0.5	3.6	11.2	7.0	6.1
Electrical equipment, appliances and components	1.7	(2.0)	9.0	6.2	3.6
Transportation equipment	13.9	5.8	12.6	7.1	0.2
Furniture and related products	2.8	(5.8)	(1.8)	7.8	(3.4)
Miscellaneous	0.4	0.0	6.3	4.9	3.3
Total expansion/contraction	4.1	1.2	4.2	2.6	1.3

(1)	Percent change against prior years. Percent change reflects differential in constant pesos with purchasing power as of December 31, 2008.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

General

For much of its history, Mexico’s state-owned oil and gas company, made up of PEMEX and its subsidiary entities, has been the sole participant in the Mexican oil and gas industry. As of December 31, 2016, PEMEX remained the largest participant in the industry.

Energy Reform and Public Bidding

In 2013, amendments to Articles 25, 27 and 28 of the Constitution introduced reforms to Mexico’s role in regulating and supervising the Mexican oil and gas industry, allowing the Government to carry out exploration and extraction activities through assignments to, or agreements with, PEMEX and through assignments to, or agreements with, other oil and gas companies.

The secondary legislation giving effect to the energy reform was approved by Congress and signed into law by President Peña Nieto in August 2014. As part of this energy reform, PEMEX has undergone a corporate reorganization in which Petróleos Mexicanos was transformed from a decentralized public entity into a productive state-owned company, and the transitional articles transformed the four existing subsidiary entities of Petróleos

Mexicanos into two new productive state-owned subsidiaries and created five new productive state-owned subsidiaries. In addition, the Hydrocarbons Law and the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law) established a new legal framework for the exploration and extraction of hydrocarbons that allows third parties to enter into the Mexican market through assignments and contracts and a new fiscal regime through which the Mexican government will collect payments from participants in the Mexican hydrocarbon industry.

The energy reform outlined a process, commonly referred to as Round Zero, for the determination of the initial allocation of rights to PEMEX for it to continue to carry out exploration and production activities in Mexico. On August 13, 2014, the Ministry of Energy granted PEMEX the right to continue to explore and develop areas that together contain 95.9% of Mexico’s estimated proven reserves of crude oil and natural gas. In December 2014, the Ministry of Energy launched the process commonly referred to as Round One, pursuant to which the areas that PEMEX did not request or were not assigned to PEMEX through Round Zero (including the areas assigned to PEMEX on a temporary basis) were subject to bidding by PEMEX and other companies, subject to certain requirements.

In June 2016, Round Two of the energy reform process was launched, during which the National Hydrocarbons Commission will receive bids for the right to carry out exploration and development in Mexico’s shallow waters, land and the deep sea. Round Two includes four bidding sessions, during which certain quantities of “blocks” are offered.

As of December 31, 2016, 64 permits have been authorized for the import of gasoline, 99 for the import of diesel, 41 for the import of LP gas and 20 for the import of aviation fuel.

PEMEX

PEMEX is the largest company in Mexico, the eighth-largest crude oil producer in the world and the fourteenth-largest oil and gas company in the world, based on 2014 data. Its subsidiary entities are Pemex Exploración y Producción (Pemex Exploration and Production, or PEP), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene). Petróleos Mexicanos is a productive state-owned company of the Government, and each of the subsidiary entities is a productive state-owned subsidiary. Each of Petróleos Mexicanos and the subsidiary entities is a legal entity empowered to own property and carry on business in its own name.

On April 13, 2016, Mexican government officials announced several measures to support the financial position of PEMEX in view of the challenges posed by low oil prices. These measures include, among others, (1) direct capital contributions of approximately Ps. 26.5 billion that were financed in part through savings generated by spending cuts announced in February 2016 and (2) issuing Ps. 47 billion short-term Mexican government debt securities in exchange for the Ps. 50.0 billion promissory note issued by the Government to PEMEX in 2015 to ensure pension and retirement payments. Additionally, the Government announced adjustments to PEMEX’s tax regime in order to enable PEMEX to deduct more of its exploration and production costs.

Recent information regarding the financial condition of PEMEX and the continuing challenges posed by low oil prices can be found in the annual report furnished by PEMEX to the SEC on Form 20-F on May 1, 2017, which can be found on the SEC website at www.sec.gov. The information contained in that current report is not incorporated by reference in this report.

PEMEX’s activities are regulated primarily by the Hydrocarbons Law, the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), all of which took effect in 2014.

i.	Reserves Assigned to PEMEX

Under the Constitution, all oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation. As of December 31, 2014, PEMEX had been assigned rights to extract and sell hydrocarbon reserves through Round Zero corresponding to areas that together contain 95.2% of Mexico’s total proved reserves. PEMEX has the right to extract, but not own, these reserves and to sell the resulting production.

ii.	Commercial Activities

Besides crude oil and natural gas, PEMEX markets a full range of refined products in Mexico, including gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and petrochemicals. PEMEX supplies the majority of Mexico’s primary energy requirements. PEMEX is one of a few major producers of crude oil worldwide that experiences significant domestic demand for its refined products.

During 2016, PEMEX sold 935 thousand barrels per day of its crude oil in the domestic market in the form of refined products. It exported the remainder of the crude oil (1.2 million barrels per day in 2015 and 1.2 million barrels per day in 2016). Total exports of crude oil, natural gas, petroleum products and petrochemical products averaged U.S.$41.2 billion per year between 2012 and 2015 and were U.S.$17.5 billion in 2016. Crude oil exports increased in volume by 1.9% in 2016, from 1.17 thousand barrels per day in 2015 to 1.19 thousand barrels per day in 2016.

As of December 31, 2016, P.M.I. Comercio Internacional, S.A. de C.V. (PMI), the company that manages international crude oil product imports and exports for PEMEX, had 34 customers in 18 countries. Among these countries, the largest proportion of PEMEX’s exports has consistently been to customers in the United States, Spain, India, Canada, South Korea, Japan and China. In response to the increased availability of light crude oil in the U.S. Gulf of Mexico and other developing trends in international demand for imported crude oil, PEMEX has expanded the scope of its geographic distribution and renewed its strategy to diversify and strengthen the presence of Mexican crude oil in the international market.

Although Mexico is not a member of the Organization of the Petroleum Exporting Countries (OPEC), it has periodically announced increases and decreases in PEMEX’s crude oil exports reflecting production revisions made by other oil producing countries in order to contribute to the stabilization of crude oil prices. However, PEMEX has not changed its export goals because of announcements by OPEC since 2004, and Pemex believes that Mexico has no current plans to change PEMEX’s current level of crude oil exports.

PEMEX imported 1.9 million cubic feet per day of natural gas in 2016, an increase of 36.6% from the 1.4 billion cubic feet per day imported in 2015 and exported 2.2 million cubic feet per day of natural gas in 2016, a decrease of 21.4%, as compared to natural gas exports in 2015 of 2.8 million cubic feet per day.

Tourism

Tourism plays a prominent role in the Mexican economy. Through initiatives such as the National Fund for Tourism Development, the Government has established tourist centers in several beach towns, such as Huatulco, Cancún, Cabo San Lucas, Ixtapa and Puerto Vallarta.

The Mexican tourism sector recorded a U.S.$ 7.6 billion surplus in the balance of payments in 2016, a 15.6% increase from the U.S.$6.6 billion surplus recorded in 2015. Mexico’s tourism sector expanded in 2016, as set forth in the table below.

Table No. 37 – Tourism Revenues and Expenditures(1)

	2012		2013		2014		2015		2016
Revenues from international travelers(2)(3)	Ps.	12.7	Ps.	13.9	Ps.	16.2	Ps.	17.7	Ps.	19.6
Revenues from tourists to the interior(2)	Ps.	10.2	Ps.	11.3	Ps.	13.6	Ps.	15.0	Ps.	16.9
Average expenditure per tourist to the interior	U.S.$	746.3	U.S.$	776.8	U.S.$	848.8	U.S.$	821.2	U.S.$	819.1
Number of tourists to the interior (millions of people)		13.7		14.6		16.0		18.3		20.7
Expenditures by Mexican tourists abroad	U.S.$	5.2	U.S.$	5.8	U.S.$	6.2	U.S.$	6.5	U.S.$	6.6
Expenditures by Mexicans traveling abroad(4)	U.S.$	8.4	U.S.$	9.1	U.S.$	9.6	U.S.$	10.1	U.S.$	10.3

(1)	Numbers expressed in billions, except average expenditure and number of tourists.
(2)	Constant pesos with purchasing power at December 31, 2008.
(3)	Includes both tourists and visitors who enter and leave the country on the same day.
(4)	Includes both tourists and one-day visitors.

Agriculture

i.	Reform

Historically, the Government has intervened in the agricultural sector to ensure adequate supplies of certain staples of the Mexican diet and to maintain the average income of farming communities. While some of these practices persist, the Government generally no longer intervenes in the agricultural distribution chain and instead encourages the market-oriented development of the agricultural sector. This policy shift is reflected in changes to the land ownership structure and in the Government’s agriculture policy initiatives.

Since 1992, when Mexico changed its ejido system of community ownership with restrictions on land transfers, Mexico has continued to modernize its land ownership system. These efforts have fostered increases in agricultural investment by permitting landowners to: (1) access new sources of capital; (2) transfer land to more efficient producers, subject to certain requirements; and (3) make more efficient use of inputs. The increased productivity of the agricultural sector caused by these reforms has also generated employment opportunities for many farm workers outside of major urban areas.

ii.	Agriculture Policy

The Government considers its agricultural sector a national priority and has instituted various measures aimed at increasing agricultural productivity and improving the rural population’s standard of living. With respect to increasing agricultural productivity, targeted Government policies include: (1) the consolidation of production into larger units; (2) the expansion of the national irrigation system; and (3) increased availability of credit to farmers and of government-sponsored hedges to cover risks affecting agricultural commodities. With respect to improving the rural population’s standard of living, the Government has instituted a policy of reviewing agricultural prices to ensure that these prices do not fall below cost.

Within the Government, the Ministry of Agriculture is responsible for developing policies aimed at: (1) increasing food production; (2) maximizing the comparative advantages of the agricultural sector; (3) integrating the activities of rural environment production chains with the rest of the economy; and (4) encouraging collaboration among producers.

Operating under the direction of the Ministry of Agriculture is the Apoyos y Servicios a la Comercialización Agropecuaria (Support and Services for Agricultural Trading), which was created to enhance the export of Mexican agricultural products and to reduce the competitive disadvantages facing Mexican agricultural producers. The Support and Services for Agricultural Trading also operates and administers the Programa de Apoyos Directos al Campo (Direct Field Support Program), also known as PROCAMPO Productivo. This program provides local agricultural producers with Government funds to help offset the subsidies that foreign competitors receive from their respective governments. According to preliminary figures, the program reaches over two million producers, covering a total area of approximately 11.3 million hectares.

iii.	Performance

According to preliminary figures, the agriculture sector (including livestock, fishing, forestry and hunting) accounted for approximately 3.1% of Mexico’s total GDP in 2016 and 2015. Despite maintaining the same percentage of GDP, agricultural output during 2016 actually increased by 3.6% as compared to 2015.

According to preliminary figures, approximately 13.3% of Mexico’s economically active population was employed within the agriculture industry as of December 31, 2016. These workers cultivated approximately 54.2 million acres of land, totaling approximately 11.2% of the country’s total area. Approximately 52.3 million acres were harvested by these workers, of which approximately 27.7% were irrigated.

Mexico accounted for 13.3% of total U.S. agricultural export and 20.0% of agricultural imports from the U.S. Along with Canada, Mexico is one of the largest agricultural trading partners of the U.S. The main agricultural products exported in 2016 were avocados, tomatoes, berries and beer.

Transportation and Communications

On August 18, 2016, the new Agencia Reguladora del Transporte Ferroviario (Regulatory Agency for Railway Transportation) was created by federal decree to regulate, among other matters, the operation of railways, passage and trackage rights, competition among carriers and the tariffs that may be charged.

As part of several amendments to the Mexican Constitutional Framework related to telecommunications, on January 29, 2016, the Ministry of Communications (Secretaría de Comunicaciones y Transportes) and the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones) initiated a public bidding process for the installation of a wholesale telecommunications shared public network that will provide national coverage.

With this project, the Mexican government seeks to promote effective access to broadband telecommunication services for the public. In addition, the Mexican government seeks to increase the coverage and quality of mobile services in the country, as well as to create greater competition in the telecommunications market.

The modernization and expansion of the country’s transportation and communications infrastructure is a national priority. Pursuant to the National Infrastructure Program 2014 – 2018, the Government has authorized infrastructure expenditures of Ps. 1.3 trillion for the transportation and communications sector.

During 2016, the transportation and storage industry increased by 2.7% in real terms as compared to a 3.9% decrease in real terms in 2015.

i.	Roads

The Government builds and maintains a large part of Mexico’s road network, but, since 2003, the Government has granted long-term concessions to private sector companies, allowing these companies to construct, operate and maintain toll roads.

According to preliminary figures, as of December 31, 2016, Mexico’s road network totaled an estimated 390,301 km, of which 156,797 km consisted of paved roads and of which 9,664 km consisted of toll expressways.

The following table illustrates the development of Mexico’s road network from 2012 to 2016.

Table No. 38 – Development of Mexico’s Road Network

	2012	2013	2014	2015	2016
Road network (total) (km)	377,660	378,922	389,345	390,301	390,301
Paved roads (km)	146,221	148,329	155,239	156,797	156,797
Expressways and toll roads (km)	8,900	9,174	9,457	9,664	9,664

Source: Banco de México

ii.	Seaports

During 2016, the amount of cargo transported via Mexican seaports totaled 294.3 million tons, a 0.6% increase as compared to 2015.

As with its road network, the Government has promoted an increased role for the private sector in the development, management and improvement of Mexico’s seaport facilities over the last decade. Since 1993, the Government has granted 210 fifty-year concessions for the construction and operation of port facilities. In exchange, private sector operators are expected to develop and modernize the seaport facilities, as well as any surrounding transportation infrastructure. Notwithstanding the recent large-scale grant of concessions, the Government still operates a significant portion of Mexico’s principal seaport facilities.

iii.	Aviation

Airports located in major Mexican cities, such as Mexico City, Guadalajara and Monterrey, are serviced by both domestic and international airlines, while airports located in smaller cities are limited to scheduled service by domestic airlines. There are seventy-six airports in Mexico, of which sixty-three service both domestic and international flights. A Government-owned company operates the Aeropuerto Internacional de la Ciudad de México (Mexico City International Airport). During 2016, the number of airline passengers on international and domestic flights to and from Mexico increased by 9.4%, as compared to 2015, while the number of airline passengers on international flights to and from Mexico increased by 4.4%, as compared to 2015.

In 2014, the Mexican government announced the construction of a new airport in the Mexico City vicinity, the NAICM, which will replace the airport currently in operation. Contracts for the design and operation of the NAICM have been awarded, the first phase of construction has started and is expected to end in 2020 when the new airport begin operations.

In order to finance its activities, in September 2016 NAICM raised a total of U.S.$2 billion in its sale of 10-year and 30-year green bonds in the international capital markets. See “Recent Developments – The Economy & Principal Sectors of the Economy – Principal Sectors of the Economy” for more information on the NAICM.

Under applicable Mexican law, foreigners may own up to 49% of Mexico’s airports, although higher participation percentages may be obtained with the approval of the National Foreign Investment Commission. A concession granted by the Ministry of Communications and Transportation is required in order to operate, maintain and develop an airport.

iv.	Railways

During 2016, Mexico’s railway system carried 122.0 million tons of freight, a 2.0% increase as compared with 2015. Transportation of exports by train decreased by 1.8% from 18.2 million tons in 2015 to 17.8 million tons in 2016, while transportation of imports increased by 8.0% from 54.9 million tons in 2015 to 59.3 million tons in 2016.

Mexico’s railway system is divided into three regional lines, several short lines and one railway terminal in the Valley of Mexico. Private sector companies own the three regional lines as well as 75% of the terminal in the Valley of Mexico.

As of December 31, 2016, the Government had granted a total of 17 concessions to own and operate sections of Mexico’s railway system.

The Government has also granted private sector companies the right to provide passenger railway transportation services as well as an allocation to the state of Jalisco to provide railway transport for tourism purposes on a portion of the Pacific-North railway route.

v.	Communications

The table below demonstrates the growth in telephone, cellular mobile and internet connectivity in Mexico between 2012 and 2016.

Table No. 39 – CommunicationsTable No. 38

(figures per 100 inhabitants)

	As of December 31,
	2012	2013	2014	2015	2016
Telephone lines in service(1)	67.3	63.9	64.4	61.0	59.0
Cellular telephones in service	86.1	90.2	84.9	89.0	91.0
Inhabitants with internet connectivity	43.9	40.9	41.4	45.0	48.0

(1)	Figure per 100 homes.

Source: Instituto Federal de Telecomunicaciones (IFT)

In 2014, the Government implemented reforms to provide Mexican citizens with access to better and cheaper telecommunications services and to increase competition and investment in these industries. Under these reforms, up to 100% foreign investment is allowed within the telecommunications and satellite communication sector (including cable television). Foreign direct investment in broadcasting is capped at 49%, subject to any reciprocity agreement between Mexico and the investor’s or operator’s country of origin.

On July 14, 2014, a decree enacted the Ley Federal de Telecomunicaciones y Radiodifusión (Federal Telecommunications and Broadcasting Act) and the Ley del Sistema Público de Radiodifusión del Estado Mexicano (Public Broadcasting System in the Mexican State Law). The Federal Telecommunications and Broadcasting Act provides concrete measures that both increase access to telecommunications and broadcasting generally and eliminate or alleviate certain cell phone carrier charges, including long distance charges (roaming). The Public Broadcasting System in the Mexican State Law establishes the Sistema Público de Rafiodifusión del Estado Mexicano (Public Broadcasting System of the Mexican State), a decentralized public entity, to ensure steady access to broadcasting services in each Mexican state. This entity replaces the former Organismo Promotor de Medios Audiovisuales (Broadcasting Agency Promoter).

From 2014 through 2016, the Government did not grant any active concessions in the telecommunications sector.

Construction

During 2016, construction sector output increased by 3.0% in real terms, as compared to a 0.7% decrease in real terms during 2015. The construction sector is subject to cyclical trends and is one of the sectors most affected by changes in Governmental and private sector expenditures; it has thus largely benefited from the recent reconstruction, modernization and expansion of the federal highway network, as well as other infrastructure-, residential- and industrial-related construction projects.

Mining

The following table represents mining sector developments in 2016.

Table No. 40 – Mining

	As of December 31,
	2012	2013	2014	2015	2016
Mining, petroleum and gas sector output (% change over prior year)	0.7	0.6	(4.9)	(4.1)	(9.5)
Extractive mineral exports (excluding oil) (% change over prior year)	20.7	(3.9)	7.4	(11.0)	(3.0)
Extractive mineral exports (including oil and oil products) as a percentage of total merchandise exports	15.6	14.3	12.0	7.3	6.2

Source: Banco de México

During 2016, as compared to 2015, the decrease in mining, petroleum and gas sector output was due mainly to a reduction in oil production platform and in services related to oil extraction.

Mexico has a substantial and varied array of mineral resources and is one of the world’s leading producers of silver, bismuth, antimony, fluorite, graphite, barite, molybdenum, lead and zinc. Mexico’s domestic production of minerals satisfies most of its industrial needs and enables it to export silver, copper, sulfur and iron.

Under the Constitution and applicable Mexican laws, mineral mining activities may only be carried out by the Government or, alternatively, by Mexican individuals or corporations, if issued a Government concession. Foreign investment, including controlling interests, in Mexican mining companies is permitted under Mexican laws, with the exception of any mining of radioactive minerals. Foreign investment and mining regulations permit foreign investors to hold a majority interest in any Mexican company engaged in mining activities for the period of the concession. These foreign investment regulations promote the development of the mining industry, as they allow for: (1) broader exploration; (2) the discovery of new financing sources; and (3) further domestic technology development. Under Mexico’s Ley Minera (Mining Law), private companies are granted concessions to explore for up to six years and to mine for up to fifty years.

Electric Power

Increased access to electricity is a Government priority. As of December 31, 2016, approximately 98.6% of the total population had access to electric power. As a percentage of the total population, approximately 99.6% of Mexico’s urban population and 99.1% of Mexico’s rural population had access to electricity as of December 31, 2016.

The Government continues to invest in electricity generation, transmission and distribution infrastructure to address Mexico’s growing demand for electricity. Between 2014 and 2018, the Government expects to invest approximately Ps. 310.8 billion in energy generation infrastructure, Ps. 58.1 billion in energy transmission infrastructure and Ps. 189.1 billion in energy distribution.

These energy sources produced 319,364 gigawatt hours of electricity in 2016, an increase of 3.2%, as compared to 2015 (and an overall increase of 7.5% since 2013). Mexico exported 2,300.4 gigawatt hours of this electricity in 2016, as compared to 2,194.6 gigawatt hours in 2015. As of December 31, 2016, installed generating capacity was 73,510 megawatts, an increase of 8.1% from 2015. Domestic energy generation in 2016 was further supplemented by imports of electricity totaling 2,345.3 gigawatt hours.

The above mentioned domestic energy generation does take into account self-supply energy generation, which is private sector based and which has rapidly increased over the course of the last several years. In 2016, self-supply energy generation totaled 29,650 gigawatt hours, an increase of 23.6% from the 23,983 gigawatt hours generated in 2015.

The diversification of energy resources is also an important objective of the Government. The following table provides certain information regarding the composition of the main energy sources in Mexico for the years 2012 through 2016.

Table No. 41 – Electricity Generation by Source

(gigawatt-hours (GWh))

	Electricity Generation 2013	Participation %	Electricity Generation 2014	Participation %	Electricity Generation 2015	Participation %	Electricity Generation 2016	Participation %
Conventional Sources	246,569		239,937		246,601		254,496
Combined- cycle	144,182	58%	149,688	62%	155,185	63%	160,378	63%
Thermoelectric	51,861	21%	37,501	16%	39,232	16%	40,343	16%
Carbo- electric	31,628	13%	33,613	14%	33,599	14%	34,208	13%
Combustion Turbine	7,345	3%	6,985	3%	11,648	5%	12,600	5%
Internal Combustion	2,231	1%	2,269	1%	2,651	1%	3,140	1%
Others	9,322	4%	9,881	4%	4,286	2%	3,826	2%
Clean Energy	50,527		61,526		62,952		64,868
Renewable	38,727	77%	51,849	84%	47,543	76%	49,208	76%
Hydroelectric	27,958	55%	38,822	63%	30,892	49%	30,909	48%
Eolic	4,185	8%	6,426	10%	8,745	14%	10,463	16%
Geothermal	6,070	12%	6,000	10%	6,331	10%	6,148	9%
Solar	19	0%	85	0%	78	0%	160	0%
Bioenergy	495	1%	516	1%	1,369	2%	1,471	2%
Distributed Generation					128	0%	56	0%
Others	11,800	23%	9,677	16%	15,409	24%	15,660	24%
Total	297,096		301,463		309,553		319,364

Source: PRODESEN 2017-2031 , SENER

On August 11, 2014, Congress enacted secondary legislation, including the Ley de la Industria Eléctrica (Electric Power Industry Law) and the Ley de la Comisión Federal de Electricidad (Federal Electricity Commission Law). The Electric Power Industry Law creates a new regulatory framework that enables private-sector companies to obtain permits for the generation and commercialization of electric power in a new wholesale electricity market. The Federal Electricity Commission Law converted CFE from a decentralized public entity to a productive state-owned company. CFE now acts through its productive state-owned subsidiaries to undertake the generation, transmission, distribution and commercialization of electric power. The Government granted twenty-two permits for the transport of natural gas and eleven permits for the distribution of natural gas in 2016.

The Government continues to promote private sector participation in the electric power sector and in electricity production. As of December 2016, electricity generation capacity by fossil fuels represented 79.7% of the country’s total electricity generation capacity, as compared to 83.0% as of December 31, 2013, while electricity generation capacity from clean sources was 20.3%, which represented an increase of 3.3% compared to 2015.

FINANCIAL SYSTEM

Mexico’s financial system consists of commercial banks, development banks, securities brokerage houses and public trusts, as well as non-bank institutions, such as bonded warehouses, bonding companies, factoring companies, financial leasing companies, foreign exchange houses, insurance companies and limited-scope financial institutions.

Monetary Policy, Inflation and Interest Rates

Monetary Policy

Banco de México, chartered in 1925, is Mexico’s central bank, and its functions and administration are governed by the provisions of the Ley del Banco de México (Bank of Mexico Law) and are subject to Article 28 of the Constitution. Banco de México’s main purpose is to provide the country’s economy with domestic currency, the peso. In pursuing this purpose, its primary objective is to seek the stability of the purchasing power of the peso.

Banco de México is authorized to issue regulations aimed at monetary and foreign exchange management, the sound development of the financial system, the proper functioning of the payment systems and the protection of the public interest. Banco de México is authorized to perform the following functions, among others: (1) regulate the issuance and circulation of currency, foreign currency exchange, financial intermediation and services, as well as payment systems; (2) operate as reserve bank and lender of last resort for credit institutions; (3) provide treasury services to the Government and act as its financial agent; (4) counsel the Government on economic and financial issues; and (5) participate in the International Monetary Fund and other international financial institutions.

As of December 31, 2016, Banco de México had assets totaling Ps. 3,877.3 billion (U.S.$188.0 billion).

Banco de México is managed by a five-member Junta de Gobierno (Board of Governors) appointed by the President and confirmed by the Senate. Mr. Agustín Guillermo Carstens Carstens is the current Governor of Banco de México. He assumed office on January 1, 2010 and will serve through November 30, 2017, when he will become General Manager of the Bank for International Settlements (BIS). A successor Governor of Banco de México will be appointed upon the departure of Mr. Carstens Carstens.

The principal objective of the Government’s monetary policy is to create an environment of low and stable inflation. These objectives are achieved through actions taken by Banco de México to influence interest rates and inflation expectations to conform price behavior with the overarching goals of the Government’s monetary policy. By creating an environment of low and stable inflation, Banco de México encourages appropriate conditions for both sustained growth and the creation of permanent jobs. Accordingly, in the past, Banco de México has decreased the availability of domestic credit when: (1) the value of the peso depreciated; (2) capital outflows occurred; or (3) inflation was higher than projected. In 1995, Banco de México introduced new reserve requirements to facilitate the regulation of liquidity and reduce Banco de México’s daily net extension of credit. Banco de México has also established quarterly targets for the expansion of net domestic credit for each quarter.

Since 2008, Banco de México has used the Tasa de Fondeo Bancario (overnight interbank funding rate) as its primary monetary policy instrument. Under this policy, Mexico’s overnight interbank funding rate changes when medium-term inflation projections deviate from the target of 3.0% (+/-1.0%), which is intended to stabilize the purchasing power of the peso. After the 2009 global economic crisis, the minimum overnight interbank funding rate decreased consistently. However, beginning on December 17, 2015, the Board of Governors of Banco de México regularly announced increases in the overnight interbank funding rate. As of December 31, 2016, the overnight interbank funding rate remained at 5.75% as set on December 15, 2016, compared to 3.25% as of December 31, 2015 and as set on December 15, 2015.

As of December 31, 2016, Banco de México’s net domestic credit, which signifies the sum of net claims on the central government and claims on other sectors of the domestic economy, registered a negative balance of Ps. 2,251.2 billion, as compared to a negative balance of Ps. 1,822.2 billion at December 31, 2015.

Money Supply and Financial Savings

Banco de México’s monetary aggregates measure monetary supply provided by both internal and external financial sources, separating residents’ and nonresidents’ savings in both markets. The monetary aggregates also differentiate public and private sector financial savings. Banco de México’s M1 monetary aggregate consists of bills and coins held by the public, plus: (1) checking accounts denominated in local currency and foreign currency; (2) interest-bearing deposits denominated in pesos and operated by debit cards; and (3) savings and loan deposits. M2 consists of M1, plus: (1) bank deposits; (2) Government-issued securities; (3) securities issued by firms and non-bank financial intermediaries; and (4) Government and INFONAVIT liabilities related to the Retirement Savings System. M3 consists of M2, plus financial assets issued in Mexico and held by non-residents. M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated.

Table No. 42 – Money Supply

	December 31,
	2012		2013		2014		2015		2016
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	734,034	Ps.	792,928	Ps.	928,777	Ps.	1,088,106	Ps.	1,262,735
Checking deposits
In domestic currency		979,413		1,082,702		1,170,381		1,301,904		1,475,811
In foreign currency		163,611		189,020		232,467		333,094		469,185
Interest-bearing peso deposits		393,231		438,012		534,973		614,312		647,414
Savings and loan deposits		9,760		11,097		12,598		14,560		17,332

Total M1	Ps.	2,280,049	Ps.	2,513,758	Ps.	2,879,196	Ps.	3,351,975	Ps.	3,872,477

M4	Ps.	10,684,898	Ps.	11,658,729	Ps.	13,107,550	Ps.	13,858,271	Ps.	14,970,234

Note: Numbers may not total due to rounding.

Source: Banco de México.

The 2016 M1 money supply increased by 11.8% in real terms. The increase in the 2016 M1 money supply was due to a 12.3% real increase in bills and coins, as well as a 9.7% increase in domestic currency, a 36.3% increase in foreign currency, a 2.0% increase in interest-bearing peso deposits and a 15.2% increase in savings and loan deposits.

Financial savings – defined as the difference between the monetary aggregate M4 and bills and coins held by the public – grew steadily in 2016 (4.5% greater in real terms than financial savings in 2015). This increase was attributable to the fact that the bills and coins component increased by 12.3% in real terms, as compared to a growth of 4.5% in real terms in the aggregate M4 component. From 2015 to 2016, there was a 6.9% increase in savings generated by residents in real terms, as compared to a 5.0% increase from the prior annual period, while savings generated by non-residents decreased by 6.2% in real terms. The decrease in non-residents’ savings was primarily attributable to a decrease of 9.4% in real terms of holdings by non-residents of local financial assets issued by the Government.

The 2016 monetary base totaled Ps. 1,420.3 billion, which represents a 14.4% nominal increase from the 2015 monetary base total. This expansion was due to a 14.6% nominal increase in the bills and coins in circulation, which helped to offset for a decline in the banking deposits component from Ps. 2.4 billion in 2015 to Ps. 0.5 billion in 2016.

On April 11, 2016, Banco de México transferred its operating surplus for fiscal year 2015 of Ps. 239.1 billion to the Government. The Government applied 70% of this operating surplus amount, or Ps. 167.4 billion, to repurchase debt on the local market, and of the remaining 30%, or Ps. 71.1 billion, Ps. 70 billion was deposited into the Fondo de Estabilización de los Ingresos Presupuestarios (Budget Income Stabilization Fund) and Ps. 1.7 billion was used to pay pending contributions to international organizations.

Inflation

During 2016, consumer inflation was 3.4%, which was above the 3.0% target inflation for the year and 1.3 percentage points higher than the 2.1% consumer inflation for 2015. According to Banco de México, inflation was in the higher range of the expected deviation (+/-1.0%) from the 3.0% target mostly as a result of a depreciation of the Mexican peso given the external environment after the November 2016 U.S. presidential elections and inflation associated with price increases in some agricultural and energy products, including gasoline along the northern border.

The Government has announced that it will gradually remove price controls on gasoline and diesel over the course of 2017 and 2018 as part of the liberalization of fuel prices in Mexico. On December 27, 2016, the Ministry of Finance and Public Credit announced an increase, effective January 1, 2017, in the maximum gasoline and diesel prices to be applied in certain regions of Mexico, which caused an increase of gasoline prices of up to 20% in those areas. The removal of price controls and the resulting price increases led to protests across Mexico. Mexico cannot predict the effect of changes in gasoline and diesel prices and any related political and social unrest on the Mexican economy or whether the Government may alter its strategy for price liberalization in the future. The December 27, 2016 announcement by the Ministry of Finance and Public Credit further provided that the maximum fuel prices applicable to each region of the country would be determined daily as of February 18, 2017.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy – Employment and Labor.”

Table No. 43 – Changes in Price Indices

	National Producer Price Index(1)(2)	National Consumer Price Index(1)	Increase in Minimum Wage
2012	1.8	3.6	4.6
2013	1.6	4.0	3.9
2014	3.3	4.1	3.9
2015	2.8	2.1	6.9
2016	8.5	3.4	4.2

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.

Sources: INEGI; Ministry of Labor.

Interest Rates

As a result of a volatile external environment, inflation expectations have increased, especially in the short-term, Banco de México increased the target for the overnight interbank funding rate by fifty basis points in each of its decisions of September 2016, November 2016 and December 2016, reaching a level of 5.8% percent on December 15, 2016. These measures were consistent with the actions taken in 2016 to prevent contamination of the price formation process in the economy, anchor inflation expectations and strengthen the convergence of inflation to its target. Banco de México seeks to prevent second round effects on inflation and to maintain medium and long-term inflation expectations anchored.

i.	Cetes Rates

One indicator used to measure Mexico’s interest rates is the interest rate on Cetes, which are zero-coupon bonds issued by the Government. During 2016, interest rates on 28-day Cetes averaged 4.2%, as compared to 3.0% during 2015. Interest rates on 91-day Cetes averaged 4.4%, as compared to 3.1% during 2015.

ii.	TIIE Rates

Banco de México publishes an interest rate called the tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE). The TIIE is calculated for twenty-eight days and ninety-one days as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. In contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP), an alternative measure of interest rates, tends to lag somewhat behind current market conditions.

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated.

Table No. 44 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2012:
January-June	4.3	4.4	3.3	4.8	4.8
July-December	4.2	4.3	3.3	4.8	4.8
2013:
January-June	3.9	4.0	3.1	4.5	4.5
July-December	3.6	3.6	2.8	4.1	4.1
2014:
January-June	3.2	3.3	2.6	3.7	3.7
July-December	2.8	2.9	2.3	3.3	3.3
2015:
January-June	2.9	3.0	2.2	3.3	3.3
July-December	3.1	3.2	2.1	3.3	3.4
2016:
January-June	3.6	3.8	2.4	3.9	4.0
July-December	4.7	4.9	2.9	5.0	5.1

Source: Banco de México.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The Foreign Exchange Commission, made up of officials from the Ministry of Finance and Public Credit and Banco de México, is responsible for foreign exchange policy, as well as policies for the accumulation of international reserves in Mexico. The Foreign Exchange Commission: (1) authorizes loans from the IMF, agencies of international financial cooperation, central banks, foreign legal persons that exercise authority in financial matters and foreign financial institutions for purposes of currency regulation; (2) sets the criteria for Banco de México’s foreign currency operations; (3) determines the exchange rate for foreign exchange; (4) establishes the limits on the amount of active and passive transactions involving exchange risks of development banks; and (5) creates guidelines for the management and valuation of international reserve assets. Since the 1990s, the Commission has mandated that the exchange rate be determined by market forces (a floating exchange rate or free float regime).

The Government directly establishes the quarterly targets for the expansion of net domestic credit. “Net domestic credit” is defined as the variation of the monetary base (currency in circulation plus bank deposits at Banco de México), less the variation of Banco de México’s “net international assets.” “Net international assets” is, in turn, defined as Mexico’s gross international reserves plus its assets with a maturity longer than six months that are derived from its credit agreements with central banks, minus (1) liabilities outstanding to the IMF and (2) liabilities with a maturity shorter than six months that are derived from credit agreements with central banks.

Since the early 2000s, the Foreign Exchange Commission has adopted different mechanisms to moderate the rate of Mexico’s accumulation of international reserves through the auctioned sale of U.S. dollars. In 2008, the Foreign Exchange Commission suspended its modified auction mechanism indefinitely, in order to compensate for the decrease in the net international reserves balance caused by the Ministry of Finance and Public Credit’s purchase of U.S.$8 billion from Banco de México.

On March 11, 2015, the Foreign Exchange Commission established an additional protective mechanism by which the rate of accumulation of international reserves of Banco de México would be reduced during the following months through a daily sale of U.S.$52 million by auction conducted by Banco de México.

On July 30, 2015, the Foreign Exchange Commission amended both daily auction mechanisms by decreasing the peso/dollar exchange rate required for auction sales on any business day to 1% weaker than the peso/dollar exchange rate on the previous business day and increasing the amount offered in the daily auctions, aimed at reducing the rate of accumulation of Banco de México’s international reserves, from U.S.$52 million to U.S.$200 million.

From January 1, 2016 through February 17, 2016, the daily auctions resulted in sales totaling U.S.$2.0 billion. On February 17, 2016 the Foreign Exchange Commission announced the suspension of the U.S. dollar auction sales mechanism. The Foreign Exchange Commission did not rule out the possibility of intervening in the exchange market at its discretion in the event of exceptional conditions.

Foreign Exchange Rates

The Government maintains a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time in order to minimize volatility and ensure an orderly market. The Government also promotes market-based mechanisms for stabilizing the exchange rate, including offering over-the-counter forward and options contracts between banks and their clients in Mexico, as well as authorizing peso futures trading on the Chicago Mercantile Exchange. In addition, Banco de México permits foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on operating banking activities in Mexico).

On December 31, 2016, the peso/dollar exchange rate closed at Ps. 20.6194 =U.S.$1.00, a 19.5% depreciation in dollar terms as compared to the rate at December 31, 2015. The peso depreciated against the dollar in 2016 primarily as a result of uncertainty about the future of the Mexico–U.S. relationship following the outcome of the November 2016 U.S. presidential election, the U.S. Federal Reserve’s decision to gradually tighten monetary policy, raising the federal funds rate in December 2015 for the first time since 2006, and volatility in international financial markets caused by the exit of the United Kingdom from the European Union (Brexit) on June 23, 2016, which resulted in reduced investments in emerging market currencies.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates announced by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 45 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2012	12.9658	13.1613
2013	13.0843	12.7724
2014	14.7414	13.3056
2015	17.2487	15.8680
2016	20.6194	18.6908

Source: Banco de México.

Banking System

In accordance with the Ley de Instituciones de Crédito (Credit Institutions Law, or LIC), the Mexican banking system is composed of Banco de México, commercial banks, development banks and public trusts created by the Government, as well as self-regulatory banking entities. The LIC regulates the banking and credit activities in Mexico, particularly the organization and operation of credit institutions, as well as the activities and transactions that credit institutions may perform. Pursuant to the LIC, banking and credit services can only be provided by credit institutions. The LIC provides that credit institutions are: (1) commercial banks; and (2) development banks.

On January 10, 2014, the Ministry of Finance and Public Credit published in the Official Gazette of the Federation a financial reform (January 2014 Financial Reform), which amended over 34 statutes, strengthening the overall banking institutional framework and allowing for more robust and sustainable provision of credit.

The January 2014 Financial Reform established a new Ley para Regular las Agrupaciones Financieras (Law to Regulate Financial Groups) and increased the compliance of the Mexican legal framework with the Key Attributes of Effective Resolution Regimes for Financial Institutions put forth by the Financial Stability Board, an international organization.

The January 2014 Financial Reform had four core goals: (1) to foster competition among financial services providers; (2) to strengthen development banks; (3) to create new products and services that are better suited for financial services customers; and (4) to ensure both soundness and prudence in the financial sector. Pursuant to the Law to Regulate Financial Groups, multiple financial service companies may operate as a single group in certain circumstances.

In order to achieve these goals, the January 2014 Financial Reform increased financial institution transparency and enhanced enforcement capabilities by giving the Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (National Commission for the Protection and Defense of Users of Financial Services, or CONDUSEF) additional authority. For example, CONDUSEF is now able to issue and publish recommendations to financial institutions.

The January 2014 Financial Reform also simplified the process by which people switch banks and make modifications between accounts. As a result, conditional sales are now prohibited. Development banks are also mandated to improve their operations and to favor the extension of credit. These development banks are also encouraged to develop new programs and financial products that broaden access to financial opportunities.

The January 2014 Financial Reform gave financial authorities additional capabilities to periodically evaluate bank performance and the overextension of credit and reinforced the coordination mechanisms between financial authorities. The legal framework governing the acceptance and execution of loan guarantees, risk and credit cost reductions has been further simplified.

Commercial Banks

In accordance with the LIC, commercial banks are required to obtain authorization from the Government in order to be organized and operate as such. Authorization may be granted by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV), upon prior approval of its Board of Governors and the favorable opinion of Banco de México. These authorizations are non-transferable due to their particular nature.

Foreign financial firms operate in Mexico through subsidiaries, not branches. Therefore, all banks operating in Mexico constitute separate legal entities, which are locally incorporated and subject to local regulation and supervision. The resolution regime applies to all commercial banks established in Mexico, including subsidiaries of foreign banks.

The following table shows selected metrics of the performance of the commercial banking system.

Table No. 46 – Commercial Banking System

(In Billions of Pesos) (1)

	2012	2013	2014	2015	2016
Total loan portfolio	Ps. 2,688.3	Ps. 2,936.7	Ps. 3,247.2	Ps. 3,742.9	Ps. 4,245.9
Past-due commercial bank loans(2)	26.0	48.2	46.1	45.0	36.1
Commercial bank loan loss reserves(2)	57.4	68.2	56.0	53.6	47.7

(1)	Constant pesos with purchasing power at December 31, 2008.
(2)	Excluding banks under Government intervention and those in special situations.

Source: Comisión Nacional Bancaria y de Valores

As of December 31, 2016, there were 47 commercial banks registered with the National Banking and Securities Commission.

Development Banks

Development banks are entities of the Federal Public Administration that have distinct legal capacity and budgets. Development banks are incorporated as national credit entities, which compose a portion of the Mexican banking system. Congress determines the area of focus of each development bank. The development banks’ main objective is to provide access to savings and financing for individuals and corporations in their respective areas of focus, as well as to provide technical assistance and training.

There are currently six institutions that constitute the Mexican Development Bank System, with a wide spectrum in terms of areas of focus, including small and medium enterprises, public infrastructure, support for foreign trade, housing, savings improvement and credit to the military. These institutions are:

•	Nacional Financiera, S.N.C. (NAFIN),

•	National Bank of Public Works and Services, S.N.C. (BANOBRAS),

•	National Foreign Trade Bank, S.N.C. (BANCOMEXT),

•	Federal Mortgage Society, S.N.C. (SHF),

•	National Savings and Financial Services Bank, S.N.C. (BANSEFI) and

•	National Bank of the Army, Air Force and Navy, S.N.C. (BANJERCITO).

NAFIN’s principal activities include: (1) granting credit to small- and medium-sized businesses; (2) promoting the development of the securities market; and (3) serving as the Government’s financial agent in certain international transactions.

Banobras’ principal activities include: (1) providing short-, medium- and long-term financing to public enterprises and federal, state and municipal governments; and (2) granting credit for low-income housing.

Bancomext’s principal activities include: (1) granting export- and import-related credit; and (2) issuing guaranties to private- and public-sector entities in the promotion of foreign trade. On June 13, 2007, a public trust known as ProMéxico was created to assume certain of Bancomext’s foreign trade and foreign investment responsibilities. This trust is supervised by the Ministry of Economy.

The Government owns a substantial majority of each development bank’s capital. In addition, under the laws establishing NAFIN, Banobras and Bancomext, the Government is responsible, at all times, for the transactions between these development banks and foreign private, governmental and inter-governmental institutions, among others. Such statutory responsibility does not extend to transactions between each of the development banks and non-Mexican individuals. There is no specific procedure, including time periods, to enforce the Government’s statutory responsibility. Additionally, the Government’s statutory responsibility is subject to its legal and budgetary restrictions.

Banking Supervision and Support

National Banking and Securities Commission

Under the LIC, the CNBV authorizes both commercial and development banks’ incorporation as instituciones de banca múltiple (multiple banking institutions) and is responsible for their supervision. The CNBV has the authority to make inspection visits and impose sanctions for a bank’s failure to comply with the LIC or any regulations thereunder. The CNBV also oversees financial holding companies, banks and securities dealers, and has the power to declare an intervención (managerial intervention) and manage a financial group at either the holding or operating company level.

Bank Supervision Policy

Since 2010, the Government has instituted various programs to supervise the banking system. These programs and measures include, among others, the strengthening of the CNBV’s power to supervise and intervene in the activities of financial holding companies and the CNBV’s adoption of significant changes to the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.

On October 17, 2012, the Ley Federal para la Prevención de Identificación de Operaciones con Recursos de Procedencia Ilícita (Federal Law for the Prevention and Identification of Transactions with Illicit Resources) was published in the Official Gazette of the Federation. The principal objective of the law is to identify specific operations outside of the financial sector between individuals that could raise a risk that illicit resources are used.

In December 2010, the Basel Committee on Banking Supervision issued the Third Basel Accord (Basel III), which provides global regulatory standards with respect to adequate bank capital and liquidity. Mexico’s new capital requirements became effective on January 1, 2013, prior to the implementation of the Basel III framework completion date. On June 22, 2016, Resolucíon que Modifica las Disposiciones de Carácter General Aplicables a las Instituciones de Crédito (Resolution Modifying the General Provisions Applicable to Credit Institutions) was published in the Official Gazette of the Federation with the principal objective of bringing Mexico into compliance with the Basel III requirements.

Bank Savings Protection Institute

IPAB rescues troubled banks. Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities are not considered public sector debt. In emergency situations, IPAB is permitted to obtain additional financing every three years, in an amount not to exceed 6% of Mexican banking institutions’ total liabilities, without Congressional authorization. In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells, through auctions conducted by Banco de México, peso-denominated debt securities in Mexico known as Bonos de Protección al Ahorro (Savings Protection Bonds, or BPAs).

IPAB also manages a deposit insurance program, which is assessed per person or entity, per banking institution. Currently, deposit insurance is limited to 400,000 Unidades de Inversión (Investment Units, or UDIs), an index unit of funds that can be traded in currency markets and whose value in pesos is indexed to inflation on a daily basis as measured by the change in the NCPI. IPAB has also undertaken the sale of loan portfolios, with significant sales of commercial loan assets since the beginning of 2009.

Bank Support Policy

The Government has instituted various programs to rescue troubled banks and a number of additional measures to generally support the banking system. These programs and measures include, among others: an increase in the capitalization requirements for Mexican banks, including new capital reserve requirements introduced by Banco de México; an increase in permitted foreign and domestic investment in Mexican financial institutions; the creation of a number of debtor support programs to restructure past-due loans; the establishment of the Programa de Capitalización Temporal de la Banca (Temporary Capitalization Program), a voluntary program designed to assist viable but undercapitalized banks; and the provision of foreign exchange credit windows through the Fondo Bancario de Protección de Ahorro (Banking Fund for the Protection of Savings, or FOBAPROA) to help banks meet U.S. dollar liquidity needs.

The 2014 financial reform modified bankruptcy procedures, including through the institution of a joint concurso mercantil procedure for entities of the same corporate group and the creation of a new liquidation procedure for credit institutions that is supervised by IPAB.

The 2014 financial reform also changed the Credit Institutions Law, which led to improvements in the Banking Resolution Regime. The key modifications to the Banking Resolution Regime include, among others: (1) improved regulation for granting and execution of loan guarantees, resulting in greater legal certainty for creditors which favorably impacts the expansion of credit; (2) improved commercial frameworks which reduces procedural times in trials; (3) streamlined bankruptcy processes by empowering merchants to enter suits collectively when the company is part of a same corporate group; and (4) the development of an arbitration system for disputes pertaining to financial matters between institutions and individuals.

Credit Allocation by Sector

The following table shows the allocation, by sector, of credit extended by commercial and development banks at each of the dates indicated.

Table No. 47 – Credit Allocation by Sector(1)

	December 31,
	2012			2013			2014			2015			2016(2)
	(in billions of pesos and as % of total)
Agriculture, forestry and fishing	Ps.	50.8	2%	Ps.	55.2	2%	Ps.	58.4	1%	Ps.	72.7	2%	Ps.	78.5	2%
Industry		668.0	20		725.7	20		796.8	20		931.9	20		1,029.5	20

Services and other activities		618.0	19		722.4	20		800.8	20		943.6	21		1,150.0	22
Housing credit		468.2	14		504.4	14		546.2	14		612.9	13		685.0	13
Spending credit		630.9	19		699.4	19		744.9	19		823.7	18		925.9	18

Statistical adjustment		0.0	0		0.0	0		0.0	0		0.0	0		0.0	0
Financial sector		219.0	7		254.8	7		295.7	7		337.2	7		372.5	7
Public sector		546.6	17		587.5	16		716.8	18		778.7	17		858.1	16
Others		19.3	1		15.0	0		17.1	0		28.0	1		27.3	1
External sector		38.4	1		32.4	1		46.3	1		58.8	1		87.5	2

Total	Ps.	3,259.1	100%	Ps.	3,596.8	100%	Ps.	4,023.1	100%	Ps.	4,587.5	100%	Ps.	5,214.3	100%

Interbank sector		2.3	—		3.8	—		1.2	—		2.3	—		4.7	—

Note:	Numbers may not total due to rounding.

(1)	Includes both commercial and development banks.
(2)	Preliminary figures.

Source: Banco de México.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

Non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities in Mexico, including providing insurance.

In addition, pursuant to the amendments to the Ley General de Instituciones y Sociedades Mutualistas de Seguros (Mexican Insurance Company Law), foreign investors may purchase up to 49% of Mexican insurance companies’ capital stock. In addition, foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the capital stock of a Mexican insurance company.

Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue non-voting or limited voting shares, as well as subordinated debt obligations. Finally, foreign insurance companies are permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.

The Ley General de Organizaciones y Actividades Auxiliares del Crédito (General Law on Auxiliary Credit Organizations and Activities), as amended, governs financial intermediaries. The law provides that: (1) no individual or entity is permitted to hold, both directly or indirectly, more than 10% of the paid-in capital of financial intermediaries without the Ministry of Finance and Public Credit’s prior authorization; (2) auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital; (3) financial leasing companies are entitled to judicial remedies to enforce the repossession of goods leased in the event of a default by the lessee; and (4) the National Banking and Securities Commission is authorized to prevent auxiliary credit institutions from using misleading documentation.

Foreign investors may purchase up to 49% of the capital stock of auxiliary credit institutions. Foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the capital stock of auxiliary credit institutions.

As part of the 2014 financial reform, the law that regulates mutual funds and other investment funds, the Ley de Fondos de Inversión (Investment Funds Law), was amended. One of these modifications was to change the title of the investment companies to investment funds. The main goal of these measures was to make the regulation of investment funds more efficient by improving corporate governance and internal procedures and controls. The amendments recognized the role and responsibility of independent external auditors by establishing the rules governing their interaction with investment funds and underscoring the need for both impartiality and the avoidance of conflicts of interest. The CNBV can also impose higher sanctions on an investment fund.

Securities Markets

The Mexican Stock Exchange

The Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange, or BMV) is the only authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. The securities listed and traded on the Mexican Stock Exchange include: (1) stocks and bonds of private sector corporations; (2) equity certificates or shares issued by banks; (3) commercial paper; (4) bankers’ acceptances; (5) certificates of deposit; (6) Government debt; and (7) special hedging instruments linked to the U.S. dollar.

Upon the consummation of the initial public offering of its shares on June 18, 2008, the Mexican Stock Exchange was transformed from a sociedad anónima de capital variable (a private company) to a sociedad anónima bursátil de capital variable (a public company). In connection with the initial public offering of its shares, certain former stockholders of the Mexican Stock Exchange (banks and brokerage houses) created a control trust into which they deposited more than 50% of the issued and outstanding shares of the Mexican Stock Exchange with the purpose of voting such shares as a single block in the future.

The Mexican equity market is one of Latin America’s largest in terms of market capitalization. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market.

Mexican Stock Exchange Performance

The Mexican Stock Exchange publishes the Índice de Precios y Cotizaciones (Stock Market Index) based on a group of the 35 most actively traded shares. The following table provides the index along with two other metrics for the performance of the Mexican Stock Exchange.

Table No. 48 – Mexican Stock Exchange Performance

(In Billions of U.S. Dollars, Except Index)

	2012	2013	2014	2015	2016
Index (points)	43,705.8	42,727.1	43,145.7	42,977.5	45,642.9
Market capitalization	524.1	522.2	480.2	403.2	351.7
Value of transactions	212.6	257.6	184.6	148.3	138.8

Source: Banco de México/Bolsa Mexicana de Valores.

Equity securities, including shares and certificates of patrimonial contribution, accounted for 99.95% of transactions on the Mexican Stock Exchange. Capital development certificates accounted for 0.01% of transactions while fixed income securities, including commercial paper, notes, bonds and ordinary participation certificates, accounted for 0.04% of transactions.

Securities Law Reforms

The 2005 Securities Market Law governs the sale and purchase of securities in Mexico. The 2014 financial reform included an amendment to the Securities Market Law, which was enacted to further improve the dynamics of the market. The amendment created an Oferta Restringida (Restricted Offer) regime which allows issuers of securities to engage in public offerings directed exclusively at certain classes of investors. The amendment also established that placement programs, previously exclusively applicable to debt instruments, can now be used by all issuers, thereby facilitating the security inscription process and certain public offerings.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Policy

Since the late 1980s, Mexico has used a model of economic development based on increasing its foreign trade returns. In order to do so, Mexico has primarily focused on expanding its total exports. For example, the Government has designed various trade, fiscal, financial and promotional measures to grow and increase the competitiveness of its non-oil exports. One such measure includes the Government’s decision to join the General Agreement on Tariffs and Trade (GATT), which was later superseded by the World Trade Organization (WTO), in 1986. This decision resulted in, among other things, an important reduction in the protection traditionally given to domestic producers. Under the GATT, a five-tier tariff structure was established at the end of 1987 with a maximum rate of 20%. Soon thereafter, average tariff rates began to decline.

As a result of this strategy, Mexico’s non-oil exports have increased more than thirty-fold since 1982, reaching U.S.$355.1 billion (or 95.0% of total merchandise exports including the in-bond industry) in 2016. Over the last thirty years, the composition of Mexico’s non-oil exports has also changed, reflecting the increased importance of manufactured goods relative to agricultural products. In 2016, U.S.$336.1 billion, or 94.6%, of Mexico’s non-oil exports (including the in-bond industry) consisted of manufactured goods, as compared to U.S.$5.8 billion, or 77.1%, in 1982.

The Ley de Comercio Exterior (Foreign Trade Law), enacted in 1993, grants the President broad powers to establish import and export duties, as well as other trade restrictions. Under this law, the Ministry of Economy is authorized to resolve trade-related disputes and establish procedures for the imposition of countervailing duties, which are import duties imposed under the WTO rules to neutralize the effect of a foreign country’s subsidy of its exports. The Foreign Trade Law also created the Comisión de Comercio Exterior (Foreign Trade Commission), an agency that operates within the Ministry of Economy to administer the dispute resolution and countervailing duty procedures. In addition, the Foreign Trade Law defines and regulates unfair trade practices, thereby aligning Mexico’s regulatory trade framework more closely with current international practices and standards.

Changes in economic, political and regulatory conditions in the United States or in U.S. laws and policies governing foreign trade and foreign relations could create uncertainty in the international markets and could have a negative impact on the Mexican economy. Economic conditions in Mexico and the value of securities issued by Mexico may be affected by economic and market conditions in the United States. This correlation is due, in part, to the high level of economic activity between the two countries generally, including the trade facilitated by NAFTA, as well as their physical proximity.

Following the U.S. elections in November 2016 and the change in the U.S. administration, there is uncertainty regarding future U.S. policies with respect to matters of importance to Mexico and its economy, particularly including trade and immigration. Changes in U.S. policy could have an adverse effect on the Mexican economy and public finances. The U.S. administration has also raised the possibility of taking various forms of action in the area of trade, tariffs, immigration and taxation that could affect Mexico. Because the Mexican economy is closely tied to the U.S. economy, the renegotiation of NAFTA or other U.S. policies that may be adopted by the U.S. administration may adversely affect economic conditions in Mexico. For more information on the potential renegotiation of NAFTA, see “Recent Developments—Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Agreements.” U.S. immigration policies could also affect trade and other relations between Mexico and the U.S. and have other consequences for Mexican governmental policies. Although the OECD projects the pace of economic activity in Mexico to continue to improve through 2017, these factors could have an impact on Mexico’s gross domestic product growth, the exchange rate between the U.S. dollar and the Mexican peso, levels of foreign direct investment and portfolio investment in Mexico, interest rates, inflation and the Mexican economy generally.

Foreign Trade Performance

According to preliminary figures, during 2016, Mexico registered a trade deficit of U.S.$13.1 billion, compared to a trade deficit of U.S.$14.7 billion during 2015. This was caused by a decrease in nominal terms of total merchandise exports of 1.7% and of total merchandise imports of 2.1%, respectively. In particular, oil exports decreased by 18.5% as compared to 2015, primarily due to a decrease in crude oil production. Consumer goods imports decreased in nominal terms by 7.7% in 2016, as compared to 2015, primarily due to a decrease of 6.6% in non-oil consumer goods.

According to preliminary figures, during 2016, total imports decreased by 2.1% as compared to 2015. This was mainly caused by a decrease in all merchandise imports. In particular, consumer goods decreased by 7.7% and intermediate goods and capital goods decreased by 0.8% and 3.8%, respectively.

According to preliminary figures, during 2016, total exports decreased by 1.7% as compared to 2015. This was mainly caused by a decrease in exports of oil and oil products, described above, as well as a decrease of 0.7% in exports of non-oil products.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 49 – Exports and Imports

	2012	2013	2014	2015	2016(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$52,956	$49,481	$42,369	$23,100	$18,818
Crude oil	46,852	42,712	35,638	18,451	15,575
Other	6,103	6,770	6,731	4,648	3,243
Non-oil products	317,814	330,534	354,542	357,450	355,122
Agricultural	10,914	11,246	12,181	12,971	14,672
Mining	4,906	4,714	5,064	4,505	4,368
Manufactured goods(2)	301,993	314,573	337,297	339,975	336,081

Total merchandise exports	370,770	380,015	396,912	380,550	373,939
Merchandise imports (f.o.b.)
Consumer goods	54,272	57,329	58,299	56,279	51,950
Intermediate goods(2)	277,911	284,823	302,031	297,253	294,994
Capital goods	38,568	39,057	39,647	41,700	40,120

Total merchandise imports	370,752	381,210	399,977	395,232	387,064

Trade balance	$18	$(1,195)	$(3,066)	$(14,683)	$(13,125)

Average price of Mexican oil mix(3)	$101.96	$98.44	$85.48	$43.12	$35.63

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Agreements

Mexico has a number of international agreements in place that promote free trade and economic cooperation at the multilateral, regional and bilateral levels.

Mexico became a member of the WTO on January 1, 1995, when the WTO superseded the GATT. Mexico actively participates in WTO’s multilateral trade negotiations. Mexico has also been a member of the Asian Pacific Economic Cooperation Association since 1993.

At the regional level, Mexico is a member of NAFTA. Key elements of NAFTA include: (1) removing virtually all tariffs on goods originating in and traded among Canada, Mexico and the United States; (2) removing or relaxing many investment restrictions; (3) liberalizing trade in services and increasing the protection of intellectual property rights; (4) providing a specialized means for the resolution of trade disputes arising under NAFTA; and (5) promoting trilateral, regional and multilateral cooperation among the three countries. For additional information on NAFTA, see “Recent Developments—Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Agreements.”

Mexico has also entered into free trade agreements and other similar agreements with the following countries/unions: Bolivia, Chile, Colombia, Costa Rica, the Northern Triangle (El Salvador, Guatemala and Honduras), the European Union, the European Free Trade Association (Iceland, Liechtenstein, Norway and Switzerland), Israel, Japan, Nicaragua, Peru and Uruguay.

Mexico has participated in negotiations for the Free Trade Area of the Americas (FTAA), which would eliminate tariffs and employ common investment and trading rules for the proposed 34 member countries. Mexico has also been individually negotiating free trade agreements with each of the four founding member countries (Argentina, Brazil, Paraguay and Uruguay) of the Common Market of the South (also known as MERCOSUR).

On April 27, 2016, the Senate received and began to review the official documentation relating to the Trans-Pacific Partnership Agreement (TPP), a proposed international trade agreement among twelve Pacific Rim countries. The TPP will become effective once ratified by the Senate. For additional information on the TPP, see “Recent Developments—Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Agreements.”

Geographic Distribution of Trade

The following table shows the distribution of Mexico’s external trade for the periods indicated:

Table No. 50 – Distribution of Mexican Merchandise Exports(1)

	2012	2013	2014	2015	2016(2)
Exports (f.o.b.):
U.S	78.1%	79.7%	81.3%	82.6%	82.7%
Canada	3.2	2.9	2.8	2.9	2.9
EU	4.8	3.9	3.7	3.9	4.4
Of which:
Spain	0.3	0.2	0.3	0.3	0.3
U.K.	0.8	0.4	0.5	0.5	0.9
Germany	1.4	1.1	1.0	1.0	1.1
Netherlands	0.5	0.4	0.4	0.4	0.4
China	1.7	1.7	1.5	1.3	1.4
Japan	0.8	0.7	0.7	0.6	0.7
Others	13.2	12.7	11.6	10.4	9.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Numbers may not total due to rounding.

(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary figures.

Source: Banco de México.

Table No. 51 – Distribution of Mexican Merchandise Imports(1)

	2012	2013	2014	2015	2016(2)
Imports (f.o.b.):
U.S.	45.8%	45.3%	45.1%	43.8%	42.8%
Canada	2.9	2.8	2.7	2.6	2.6
EU	11.3	11.4	11.4	11.3	11.5
Of which:
Spain	1.2	1.2	1.3	1.2	1.2
U.K.	0.7	0.7	0.7	0.6	0.6
Germany	4.0	3.9	3.8	3.8	3.9
Netherlands	0.3	0.3	0.3	0.3	0.3
China	17.2	18.0	18.4	19.3	19.5
Japan	5.3	5.0	4.9	4.8	5.0
Others	22.5	22.9	22.9	23.5	24.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Numbers may not total due to rounding.

(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary figures.

Source: Banco de México.

In-bond Industry

The Mexican in-bond industry is comprised of entities that import raw materials and component parts on a duty-free basis and, in turn, export their finished products, with suppliers only paying tariffs on a value-added basis for work done in Mexico. Initially established mostly along the Mexico-U.S. border, in-bond plants now operate in other regions of the country. By expanding production to these other regions, in-bond plants and suppliers have greater access to a larger and more diverse labor pool. This expansion has also provided in-bond plants with greater access to raw materials made available by Mexican suppliers. According to preliminary figures, more than half of the value added by the in-bond industry in 2016 involved the production of auto parts, transportation equipment and electronic products.

The following tables set forth the number of in-bond plants, the number of workers employed at in-bond plants and the revenues from in-bond operations at the end of each period indicated.

Table No. 52 – In-bond Industry(1)

	December 31,
	2012		2013		2014		2015		2016(1)
	(yearly figures and percent change over prior year)
In-bond plants	5,104	0.5%	5,142	0.7%	5,020	(2.4)%	5,006	(0.3)	5,018	0.2
Workers employed by in-bond plants	1,991,760	6.0%	2,116,022	6.2%	2,256,652	6.6%	2,357,556	4.5%	2,479,127	5.2%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Table No. 53 – In-bond Industry Revenues(1)

	December 31,
	2012		2013		2014		2015		2016(1)
	(in billions of pesos and percent change over prior year)
Export Sales	Ps. 1,703.9	15.9%	Ps. 1,819.4	6.8%	Ps. 2,006.0	10.3%	Ps. 2,311.9	15.3%	Ps. 2,596.9	12.3%
Domestic Sales	Ps. 1,250.0	10.6%	Ps. 1,305.5	4.4%	Ps. 1,379.8	5.7%	Ps. 1,530.0	10.9%	Ps. 1,690.2	10.5%

Total Revenues	Ps. 2,953.8	13.6%	Ps. 3,124.9	5.8%	Ps. 3,385.8	8.4%	Ps. 3,841.9	13.5%	Ps. 4,287.1	11.6%

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Balance of Payments and International Reserves

The balance of payments is a system of recording all of a country’s economic transactions with the rest of the world over a one-year period. The following table sets forth Mexico’s balance of payments for the periods indicated. Note that these figures were formerly calculated in accordance with the Fifth Edition of the IMF’s Manual on Balance of Payments and have since been updated to conform to the Sixth Edition of the IMF’s Manual on Balance of Payments, as updated in November 2013, thereby also modifying prior year figures. See “Recent Developments—Foreign Trade and Balance of Payments—Balance of Payments and International Reserves” for more information.

Table No. 54 – Balance of Payments

	2012	2013	2014	2015	2016(1)
		(in millions of dollars)
Current account(2)	$(15,765)	$(31,078)	$(23,125)	$(28,847)	$(22,973)
Credits	423,226	432,361	454,292	437,191	434,301
Merchandise exports (f.o.b.)	371,442	380,729	397,650	380,976	374,296
Non-factor services	16,393	18,094	21,182	22,903	24,597
Transport	961	801	866	1,428	1,598
Tourism	12,739	13,949	16,208	17,734	19,650
Insurance and pension	2,015	2,793	3,554	3,171	2,880
Financial Services	135	125	127	138	154
Others	542	425	426	432	315
Primary Income	12,752	11,018	11,578	8.282	8,151
Secondary Income	22,639	22,520	23,883	25,036	27,257
Debits	438,991	463,440	477,417	466,044	457,273
Merchandise imports (f.o.b.)	371,151	381,638	400,440	395,573	387,369
Non-factor services	31,309	32,150	34,466	32,657	33,549
Transport	12,084	12,704	14,676	12,814	13,197
Tourism	8,449	9,122	9,606	10,098	10,303
Insurance and pensions	3,848	4,835	4,220	4,339	4,262
Financial Services	1,576	1,352	1,436	1,364	1,879
Others	5,353	4,137	4,528	4,043	3,908
Primary Income	36,322	48,656	41,401	36,908	35,625
Secondary Income	210	995	1,111	905	730
Capital account	(106)	2,303	27	(87)	(75)
Credits	71	2,512	264	207	208
Debits	177	209	237	294	283
Financial account	24,141	46,029	37,250	40,068	33,472
Direct investment	1,542	(35,528)	(21,561)	(23,908)	(28,415)
Portfolio investment	(59,698)	(42,937)	(46,763)	(23,589)	(32,091)
Financial derivatives	(117)	470	798	(4,809)	(399)
Other investment	16,608	14,181	13,947	27,905	27,569
Reserve assets	17,524	17,789	16,329	(15,667)	(136)
International reserves	17,841	13,150	15,482	(18,085)	428
Valuation adjustment	317	(4,639)	(847)	(2,419)	564
Errors and omissions	(8,270)	(17,253)	(14,152)	(11,134)	(10,424)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

Current Account

In every year since 1988, Mexico has registered a deficit in its current account, primarily due to the Government’s liberalization of trade policies that have increased private sector imports. Most recently, a reduction in Mexican oil exports and lower oil price dynamics in the international markets have caused the current account deficit to increase. During 2016, Mexico’s current account registered a deficit of U.S.$23.0 billion, as compared to a deficit of U.S.$28.8 billion in 2015. The decreased deficit in 2016 was a result of surpluses in various components of Mexico’s current account, including an increase in Mexico’s tourism account, caused by an increase in expenditures by international tourists visiting Mexico, and secondary income account, as compared to 2015. The decreased current account deficit also reflects Mexico’s overall trade balance deficit decrease in 2016, as compared to 2015.

Capital Account

Historically, Mexico has registered a surplus in its capital account, primarily due to foreign direct investment. However, under the Sixth Edition of the IMF’s Manual on Balance of Payments, foreign direct investment, portfolio investment, financial derivatives, other investment and reserve assets are no longer included in the capital account and are instead part of the financial account. Under Mexico’s new system of balance of payment calculation and as set forth in the table above, from 2012 to 2013, Mexico’s capital account registered surpluses, and from 2015 to 2016, Mexico’s capital account registered deficits, primarily due to fluctuations in credits and debits.

The capital account registered a deficit of U.S.$75.3 billion in 2016, as compared to a deficit of U.S.$87.2 billion in 2015. This decrease in the capital account deficit was principally attributable to stable credits, accompanied by a decrease in debits of 3.8%.

Financial Account

Mexico’s financial account records investment flows and, together with the capital account, balances the current account after accounting for statistical discrepancies, accounting conventions and exchange rate movements that affect the recorded value of transactions. From 2012 to 2016, Mexico’s financial account registered deficits, as set forth in the table above, primarily due to higher comparative direct and portfolio investments, as compared to other investments and reserve assets.

In 2016, Mexico’s financial account registered inflows of U.S.$33.5 billion, a decrease from inflows of U.S.$40.1 billion in 2015, primarily due to increased outflows in direct investment and portfolio investments, which were partially offset by increased inflows from investments in financial derivatives and other assets, as well as a decrease in reserve assets.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 55 – International Reserves and Net International Assets

	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets(3)
	(in millions of dollars)
2011	142,476	149,242
2012	163,515	167,082
2013	176,522	180,232
2014	193,239	195,714
2015	176,735	177,629
2016	176,542	178,057

(1)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(2)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(3)	“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

Source: Banco de México.

In general, Banco de México’s international reserves have demonstrated a positive trend over the past five years. At December 31, 2016, Banco de México’s international reserves decreased U.S.$194.0 million from the amount at December 31, 2015. Banco de México’s net international assets also decreased U.S.$428.0 million from the amount at December 31, 2015. The decreases in Banco de México’s international reserves and net international assets are primarily attributable to exchange rate volatility.

Direct Foreign Investment in Mexico

Mexico competes for foreign investment with many other countries, including China and nations in Eastern and Central Europe, but the Government believes that it will be able to maintain continued access to foreign investment because of the increased competitiveness and productivity of Mexico’s economy.

Foreign Investment Policy

Mexico’s Ley de Inversión Extranjera (Foreign Investment Law) established a legal framework designed to encourage foreign investment in Mexico. This law has been in effect since December 1993 and places certain limited restrictions on foreign investment in Mexico. For example, the Foreign Investment Law permits foreign investors to own 100% of a Mexican company’s capital stock if certain conditions are satisfied. The Foreign Investment Law also sets forth which economic activities are reserved exclusively for the Government or for Mexican investors. It also delineates certain activities in which foreign investment may not exceed either 10%, 25%, 30% or 49% of the total investment without the approval of the Comisión Nacional de Inversiones Extranjeras (Foreign Investment Commission).

In addition, the Foreign Investment Law allows foreign investors to purchase equity securities, known as ordinary participation certificates, traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors, provided that certain conditions are satisfied. With the authorization of the Ministry of Economy, Mexican banks may establish investment trusts, with the banks acting as trustees to purchase these securities on behalf of foreign investors. These trusts, in turn, issue ordinary participation certificates, which only grant economic rights to their holders, that may be acquired by foreign investors. Any and all voting rights are exercisable only by the trustee.

Foreign Investment in Mexico

From 1999 to December 31, 2016, total accumulated direct foreign investment in Mexico, excluding any direct foreign investment not registered with Mexico’s Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry), totaled approximately U.S.$464.7 billion.

The following table sets forth direct foreign investment in Mexico by sector for 2016.

Table No. 56 – 2016 Foreign Investment by Sector

Percentage
Agriculture, Livestock, Fishing and Forestry	0.3%
Business Support Services	0.2%
Commerce	2.3%
Construction	4.1%
Educational Services	0.0%
Electricity and Water	4.3%
Financial Services	9.6%
Health Services	0.1%
Manufacturing	61.3%
Mass Media	3.4%
Mining	4.7%
Other Services	0.0%
Professional Services	0.5%
Real Estate and Rental Services	1.1%

Recreational Services	0.2%
Temporary Accommodations	2.0%
Transportation	5.9%

Source: Ministry of Economy

According to preliminary figures, during 2016, direct foreign investment (investment in real assets such as land, buildings or plants in Mexico) increased by 18.9% and foreign portfolio investment (investment activity that involves the purchase of Mexico-based stocks, bonds, commodities or money market instruments, including securities placed abroad) increased by 36.0%, as compared to 2015. The increase in direct foreign investment was due to an increase of both new investments and reinvested earnings. The increase in the foreign portfolio investment was due to an increase of foreign investors in both public sector and private sector issuance as compared to 2015.

The following table presents direct foreign investment in Mexico as contained in the National Foreign Investment Registry by country of origin, and the cumulative totals from January 1, 2011 through December 31, 2016.

Table No. 57 – Direct Foreign Investment(1)

	Direct Foreign Investment in 2016(2)		Cumulative Total 2012-2016(2)
	(in millions of dollars, except percentages)
United States	$10,968.0	40.0%	$64,265.9	40.8%
Canada	1,724.9	6.3%	12,261.3	7.8%
Brazil	802.3	2.9%	3,064.9	1.9%
Spain	2,870.9	10.5%	10,685.1	6.8%
United Kingdom	344.1	1.3%	2,996.8	1.9%
Germany	2,418.9	8.8%	8,250.1	5.2%
Luxembourg	14.8	0.1%	2,537.8	1.6%
Ireland	15.7	0.1%	(24.6)	0.0%
Switzerland	264.6	1.0%	1,619.2	1.0%
Japan	1,556.9	5.7%	8,522.1	5.4%
Others	6,465.7	23.6%	43,450.9	27.6%

Total	$27,446.7	100.0%	$157,629.5	100.0%

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Excludes direct foreign investment that has not been registered with the National Foreign Investment Registry.

Source: National Foreign Investment Commission.

Memberships in International Institutions

Mexico is currently a member of the following international institutions:    the Caribbean Development Bank, the Central American Bank of Economic Integration, the European Bank for Reconstruction and Development, the Global Environmental Facility, the Inter-American Development Bank, the International Monetary Fund, the North American Development Bank, the Special Development Fund and the World Bank (including the International Development Association and the International Finance Corporation).

PUBLIC FINANCE

General

Mexico’s annual budget (the Budget) includes revenues and expenditures of the Government, of its ministries and of the budget-controlled agencies. The Budget jointly comprises the Revenue Law and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal (Federal Expenditure Budget, or the Expenditure Budget).

Budget Process

The preparation of the Budget requires the participation and coordination of all Government ministries and agencies. The Ministry of Finance and Public Credit prepares the revenue bill each fiscal year, which sets forth the revenues projected to be received by: (1) the Government; and (2) certain of its agencies and enterprises whose budgets require specific legislative approval during the succeeding fiscal year (budget-controlled agencies). In addition, the various ministries prepare expenditure estimates for their own operations and for all of the budget-controlled agencies under their jurisdiction, using the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. Subsequently, the Ministry of Finance and Public Credit reviews these expenditure requests and prepares the expenditure bill for both the Government and the budget-controlled agencies.

The revenue bill must be presented and passed by both houses of Congress. Upon passage by both houses of Congress, the revenue bill becomes the Revenue Law, which provides ministries and budget-controlled agencies with the requisite authority for collecting taxes and other revenues, as well as for entering into loan agreements.

In contrast, the expenditure bill only requires the approval of the Chamber of Deputies under the Constitution. Upon passage by the Chamber of Deputies, the expenditure bill becomes the Expenditure Budget, which authorizes ministries and budget-controlled agencies to incur expenses during the relevant fiscal year. In addition, the Chamber of Deputies must, through its Auditoría Superior de la Federación (Senior Audit Office), annually review the Cuenta Pública (Public Account), which sets forth the expenditures made by ministries and budget-controlled agencies during the previous fiscal year. Under the Constitution, expenditures may only be made by ministries or budget-controlled agencies if the expenditures are included in the Expenditure Budget or approved under a law subsequently passed by Congress.

Treatment of Public Sector Agencies and Enterprises

The information included in this document regarding the overall public sector budget, revenues and expenditures is prepared on a consolidated basis and includes not only the revenues and expenditures of the Government, its ministries and the budget-controlled agencies but also that of other public sector agencies and enterprises whose budgets are not subject to legislative approval (administratively-controlled agencies). Administratively-controlled agencies include NAFIN and Bancomext, among others. Administratively-controlled agencies’ budgets are subject to Government review and, as with the budget-controlled agencies, the Ministry of Finance and Public Credit must approve all of their external borrowings.

Methods for Reporting Fiscal Balance

Fiscal balance measures a government’s total revenues minus government spending. Mexico reports its fiscal balance using separate methods to calculate: (1) Public Sector Borrowing Requirements; and (2) Public Sector Balance.

Mexico calculates Public Sector Borrowing Requirements by subtracting income from those expenses that are distinct from net acquisitions of financial assets and liabilities. This method is used to evaluate fiscal year development and is presented in primary terms, excluding the financial cost of the public sector. This formula covers the federal public sector but excludes Banco de México. During inflationary periods, the formula can be corrected by using the inflationary debt component to evaluate inflation’s impact on the economy.

Public Sector Balance is calculated by subtracting consolidated revenues from those public sector expenditures that are not financial expenditures. Like the Public Sector Borrowing Requirements method, this method is also an indicator to evaluate fiscal year development and is presented in primary terms, excluding the financial cost of the public sector. However, this formula only covers the non-financial public sector. Also like the Public Sector Borrowing Requirements method, during inflationary periods, the formula can be corrected by using the inflationary debt component to evaluate inflation’s impact on the economy.

The following charts set forth, pursuant to the principal reporting methods described above, Mexico’s public sector borrowing requirements and the performance of Mexico’s public sector balance as a percentage of GDP for the years indicated. Figures presented in the following tables and throughout this section have been calculated using GDP figures based on constant 2008 pesos.

Table No. 58 – Public Sector Balance

Source: Ministry of Finance and Public Credit.

Table No. 59 – Public Sector Borrowing Requirements

Source: Ministry of Finance and Public Credit.

Fiscal Policy

The Government’s economic stabilization strategy is focused on the efficient allocation of public expenditures and on increasing revenues in order to reduce the poverty rate and increase employment and the rate of economic growth. In order to better promote economic growth and employment opportunities, the Government’s principal fiscal policy objectives are to reduce the barriers and risks associated with investments in Mexico, improve the ability of Mexican businesses to compete in the global markets and reduce the cost of goods and services for consumers.

To achieve these objectives, the Government has a multi-faceted plan, which includes simplifying the administration of the Mexican tax system and facilitating the consistent application of the various tax laws. Moreover, the Government plans to improve the efficiency of the public sector through enhanced coordination among government entities and through increased transparency in public spending, thereby permitting increased spending on both social development and infrastructure. The Government plans to continue to develop the Mexican equity and debt markets and to consolidate macroeconomic stability through fiscal discipline, the effective use of petroleum resources and the use of transparent and efficient budgetary procedures. The Government also plans to make certain changes to improve the pension system for public sector workers. Finally, it seeks to improve the regulation (or pursue deregulation) of various sectors of the economy, as appropriate, and to institute trade liberalization policies, while promoting public policy and the rule of law.

The Programa Nacional de Financiamiento del Desarrollo 2013-2018 (National Program to Finance Development 2013-2018, or PRONAFIDE), which was announced on December 16, 2013, and approved and published in the Official Gazette of the Federation on May 20, 2013, establishes the Government’s fiscal policy goals. These goals include securing sufficient fiscal resources to strengthen social infrastructure and productivity. To this end, PRONAFIDE has outlined several specific objectives, including the promotion of economic development and macroeconomic stability on a federal and state level, as well as the improvement of the financial system to generate additional resources and to transform the financial system into a simpler, more progressive and more transparent system through spending efficiency and the facilitation of access to financial services.

On September 30, 2016, the FSB analyzed the recent evolution of the external and internal financial environment and updated the risks in the Mexican financial system. The members of the FSB highlighted weak global economic activity and negative revisions to expectations for Mexican economic growth, especially as the outlook for economic growth in the United States decreased.

The FSB also stated that the Mexican peso’s volatility was due to various factors, such as the referendum held in the United Kingdom, the uncertainty of the electoral process in the United States and the uncertainty about the standardization process of monetary policy by the Federal Reserve of the United States, among others. The FSB agreed that, to face the international risk environment, countries must strengthen their macroeconomic fundamentals.

To promote greater macroeconomic stability, the Ministry of Finance and Public Credit and Banco de México jointly announced, on February 17, 2016, a preventive adjustment to the expenditures of the Federal Public Administration. This adjustment is concentrated in current expenditure, representing 60% of the total of the adjustment and does not affect security expenditures or the programs of the Secretaría de Desarollo Social (Ministry of Social Development).

A new provision of the Federal Law of Budget and Fiscal Accountability (article 19 Bis, which became effective on January 1, 2016) sets forth the obligation of the Government to use Banco de México’s operational surplus as follows: (1) not less than 70% to pre-pay previously assumed public debt or to reduce the current year’s financing needs; and (2) the remainder to strengthen the Budget Income Stabilization Fund or to acquire assets to improve the Government’s financial position.

The Budget

2016 Budget

The 2016 Revenue Law contemplated Ps. 4,763.9 billion in revenues for the consolidated public sector, and the 2016 Expenditure Budget provided for a total of Ps. 4,746.9 billion in expenditures.

The revenues and expenditures for the consolidated public sector in 2016 were Ps. 4,845.5 billion and Ps. 5,347.8 billion, respectively.

2017 Budget

On September 8, 2016, the President of Mexico submitted the proposed Federal Revenue Law for 2017 (or the 2017 Revenue Law) and the proposed Federal Expenditure Budget for 2017 to the Congress for its approval. The 2017 Revenue Law was approved by the Senate on October 26, 2016, and the 2017 Expenditure Budget was approved by the Chamber of Deputies on November 11, 2016. They were published in the Official Gazette of the Federation on November 15, 2016 and November 30, 2016, respectively. We refer to these two bills together as the 2017 Budget.

If certain conditions are met, the Federal Law for Budget and Fiscal Accountability authorizes the executive branch, acting through the Ministry of Finance and Public Credit, to approve additional expenditures above those adopted by the 2017 Expenditure Budget. Those expenditures could be approved if the budgetary balance is not negatively affected and if they would not increase a budgetary deficit.

The 2017 Budget provides for a public sector budget surplus of 0.1% of GDP, excluding investment in projects of high economic and social impact, and a public sector budget deficit of 2.4% of GDP, including investment in projects of high economic and social impact. The 2017 Budget contemplates public sector budgetary revenues totaling Ps. 4,309.5 billion, a 0.4% increase in real terms as compared to public sector budgetary revenues estimated for Mexico’s 2016 Budget (the 2016 Budget). The 2017 Budget estimates are based on an estimated volume of oil exports of 775,000 barrels per day. Oil revenues are estimated at Ps. 769.9 billion in nominal pesos, a 15.7% decrease in real terms as compared to the estimated amount for the 2016 Budget. In addition, approved non-oil revenues are Ps. 3,539.6 billion, a 4.8% increase as compared to the estimated amount for the 2016 Budget. Finally, projected non-oil tax revenues also increased by 9.7% in real terms as compared to the amount approved for the 2016 Budget.

The 2017 Expenditure Budget provides for a total of Ps. 3,105.8 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 391.9 billion), a 3.9% decrease in real terms as compared to the amount approved in the 2016 Expenditure Budget. Selected estimated budget expenditures are set forth in the table below.

Table No. 60 – Budgetary Expenditures; 2017 Expenditure Budget

	2012 Results	2013 Results	2014 Results	2015 Results	2016 Results(1)	2017 Budget(2)
	(in billions of nominal Pesos)
Health	109.9	116.8	114.3	121.2	121.8	121.8
Education	277.2	285.2	308.7	323.1	301.5	267.7
Housing and community development	5.3	21.4	25.8	29.2	26.0	16.0
Government debt servicing	256.9	270.3	291.8	322.2	370.1	416.3
CFE and Pemex debt servicing	48.2	44.3	54.1	86.1	102.9	120.4

(1)	Preliminary figures.
(2)	2015 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2015 and in the Economic Program for 2015. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2015 economic results.

Source: Ministry of Finance and Public Credit.

The 2017 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 495 billion in nominal pesos, or 2.4% of GDP. The 2017 Budget also authorizes the Government to incur an additional U.S.$5.8 billion in external indebtedness, which includes financing from international financial organizations.

The table below sets forth the budgetary results for 2012-2016. It also sets forth certain assumptions and targets from Mexico’s 2017 Budget.

Table No. 61 – Budgetary Results; 2017 Budget Assumptions and Targets

	2012 Results(1)	2013 Results(1)	2014 Results(1)	2015 Results(1)	2016 Results(1)	2017 Budget(2)
Real GDP growth (%)	4.0%	1.4%	2.3%	2.6%	2.3%	1.5-2.5%
Increase in the national consumer price index (%)	3.6%	4.0%	4.1%	2.1%	3.4%	4.9%
Average export price of Mexican oil mix (U.S.$/barrel)	$101.96	$98.44	$85.48	$43.12	$35.63	$42 (3)
Average exchange rate (Ps./$1.00)	13.2	12.8	13.3	15.9	18.7	19.5%
Average rate on 28-day Cetes (%)	4.2%	3.8%	3.0%	3.0%	4.2%	6.5%
Public sector balance as % of GDP(4)	(2.6)%	(2.3)%	(3.2)%	(3.5)%	(2.6)%	(2.4)
Primary balance as % of GDP(4)	(0.6)%	(0.4)%	(1.1)%	(1.2)%	(0.1)%	0.5%
Current account deficit as % of GDP	(1.3)%	(2.4)%	(1.7)%	(2.4)%	(2.2)%	(2.5)%

(1)	Preliminary figures.
(2)	2017 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2017 and in the Economic Program for 2017. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2017 economic results.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2017 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2017 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures
—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The following table sets forth revenues and expenditures, as well as total borrowing requirements for the consolidated public sector in constant 2008 pesos for the fiscal years 2012-2016. It also sets forth the assumptions and targets underlying Mexico’s 2017 Budget.

Table No. 62 – Selected Public Finance Indicators

	2012(1)		2013(1)		2014(1)		2015(1)		2016(1)		2017 Budget(2)
	Ps.	% of GDP(1)	Ps.	% of GDP(1)	Ps.	% of GDP(1)	Ps.	% of GDP(1)	Ps.	% of GDP(1)	Ps.

Budgetary revenues	3,514.5	26.4%	3,800.4	28.2%	3,983.1	28.9%	4,267.0	30.2%	4,845.5	33.5%	4,360.9

Federal Government	2,452.5	18.5	2,703.6	20.1	2,888.1	21.0	3,180.1	22.5	3,571.3	24.7	3,263.8

Public enterprises and agencies	1,062.0	8.0	1,096.8	8.1	1,095.0	7.9	1,086.9	7.7	1,274.2	8.8	1,097.2

Budgetary expenditures	3,920.3	29.5	4,178.3	31.0	4,528.0	32.9	4,892.9	34.6	5,347.8	37.0	4,855.8

(a) Budgetary primary expenditures (excluding interest payments)	3,615.2	27.2	3,863.8	28.7	4,182.1	30.4	4,484.6	31.7	4,874.7	33.7	4,283.2

Programmable	3,102.2	23.3	3,316.6	24.6	3,577.8	26.0	3,826.6	27.1	4,159.3	28.8	3,517.3

Non-programmable	513.0	3.9	547.2	4.1	604.3	4.4	658.0	4.7	715.4	4.9	765.9

(b) Interest payments (budgetary sector)	305.1	2.3	314.6	2.3	346.0	2.5	408.3	2.9	473.0	3.3	572.6

Budgetary primary balance (1-2(a))	(100.7)	(0.8)	(63.4)	(0.5)	(199.0)	(1.4)	(217.6)	(1.5)	(29.2)	(0.2)	77.7

Non-budgetary primary balance	3.2	0.0	3.1	0.0	7.2	0.1	(0.9)	0.0	4.2	0.0	0.5

Total interest payments (budgetary and non-budgetary)	305.1	2.3	314.8	2.3	346.3	2.5	408.4	2.9	473.2	3.3	573.1

Statistical discrepancy	(0.6)	(0.0)	0.8	0.0	(4.9)	(0.0)	(10.7)	(0.1)	(5.6)	0.0	0.0

Public sector balance (on a cash basis)	(403.2)	(3.0)	(374.2)	(2.8)	(543.1)	(3.9)	(637.7)	(4.5)	(503.8)	(3.5)	(494.9)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates as of December 2016. Budgetary estimates were converted into constant pesos using the GDP deflator for 2017 estimated as of December 2016. Percentages of GDP were calculated based on budgetary assumptions listed in the immediately preceding table.
(3)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

Revenues

i.	Budgetary Revenues

Public sector budgetary revenues have increased as a percentage of GDP over the past five years, from 24.9% of GDP in 2012 to 33.5% of GDP in 2016. Public sector budgetary revenues have also increased by 13.6% in nominal terms during 2016, as compared to 2015.

According to preliminary figures, public sector budgetary revenues increased by 13.6% in nominal terms during 2016, as compared to 2015. Crude oil revenues decreased by 6.4% while the average export price of Mexican oil mix decreased by 17.4%. Non-oil tax revenues increased by 15.0% and non-oil, non-tax revenues increased by 35.3%. Non-tax PEMEX revenues, as a percentage of total public sector budgetary revenues, decreased by 0.1% to 9.9%, as compared to 2015. The following table presents the composition of public sector budgetary revenues for the fiscal years 2012-2016 in constant 2008 pesos.

Table No. 63 – Public Sector Budgetary Revenues

	2012	2013	2014	2015	2016	2017 Budget(1)
	(in billions of pesos)(2)
Budgetary revenues	3,514.5	3,800.4	3,983.1	4,267.0	4,845.5	4,360.9
Federal government	2,452.5	2,703.6	2,888.1	3,180.1	3,571.3	3,263.8
Taxes	1,314.4	1,561.8	1,807.8	2,366.5	2,716.2	2,739.4
Income tax	758.9	946.7	959.8	1,222.5	1,420.7	1,422.7
Value-added tax	580.0	556.8	667.1	707.2	791.7	797.7
Excise taxes	(130.1)	(7.4)	111.6	354.3	411.4	433.9
Import duties	27.9	29.3	33.9	44.1	50.6	45.8
Export duties	0.8	0.6	0.8	1.1	0.4	0.0
Luxury goods and services	0.0	0.0	0.0	0.0	0.0	0.0
Other	77.8	76.3	35.3	38.4	41.9	39.9
Non-tax revenue	1,138.1	1,141.8	1,080.2	813.6	855.1	524.4
Fees and tolls	965.9	905.7	825.4	58.6	55.6	44.8
Transfers from the Mexican Petroleum Fund for Stabilization and Development(3)	—	—	—	398.8	307.9	386.9
Rents, interest and proceeds of assets sales	0.0	0.0	0.0	0.0	0.0	0.0
Fines and surcharges	166.0	228.1	249.3	350.7	483.8	n.a
Other	6.2	8.1	5.6	5.5	7.8	n.a
Public enterprises and agencies	1,062.0	1,096.8	1,095.0	1,086.9	1,274.2	1,097.2
PEMEX	463.1	482.9	440.7	429.0	481.0	400.4
Others	598.9	613.9	654.2	657.9	793.2	696.7

Note: Numbers may not total due to rounding.

n.a. = Not Available

(1)	Budgetary estimates as of December 2016. Budgetary estimates for 2017 were converted into constant pesos using the GDP deflator for 2017, estimated as of December 2016.
(2)	Constant pesos with purchasing power as of December 31, 2008.
(3)	No data available prior to 2015. The Mexican Petroleum Fund for Stabilization and Development was created pursuant to the 2013 energy reform.

Source: Ministry of Finance and Public Credit.

In accordance with the Government’s policy of securing oil revenues against reductions in the average price of the Mexican oil mix export, on August 29, 2016, the Ministry of Finance and Public Credit announced that it had covered its expected oil revenue (cobertura petrolera) for fiscal year 2017. These measures, which include oil price hedges and reserves in the stabilization fund, cover a price of U.S.$42 dollars per barrel. These measures were aimed at ensuring Mexico’s macroeconomic stability and protecting public finances against adverse changes in the international economic environment.

ii.	Taxation and Tax Revenues

On December 21, 2013, a fiscal reform decree was enacted, amending and supplementing the Ley del Impuesto al Valor Agregado (Value Added Tax Law), the Ley del Impuesto Especial Sobre Producción y Servicios (the Special Production and Services Tax, or the IEPS Law) and the Ley del Impuestos sobre la Renta (the Income Tax Law, or the ISR Law).

Mexico’s federal tax structure includes both direct taxation, mostly in the form of income taxes, and indirect taxation, mostly in the form of an Impuesto al Valor Agregado (value-added tax, or VAT) and excise taxes, such as the IEPS tax. Mexico’s VAT is imposed at a fixed rate of 16%. The VAT is passed through the manufacturing and distribution chain and is passed along as part of the purchase price to the consumer.

Income is taxed at both the individual and corporate level. The individual income tax is levied at progressive rates. Pursuant to the 2014 fiscal reform, individual income tax is assessed in relation to annual income. The corporate income tax for 2014 was 30% pursuant to Article 9 of the Income Tax Law.

Mexico also imposes withholding taxes for certain qualified interest payments. Withholding taxes from interest payments made by Mexican companies to non-residents of Mexico are generally imposed at a rate of 30%. Withholding taxes on interest payments made to a foreign financial institution are imposed at a rate of 4.9%, provided the financial institution is a resident of a country that is party to a bilateral tax treaty with Mexico for the avoidance of double taxation, among other requirements. If those requirements are not met by a financial institution, the applicable withholding rate is 10%. A 15% withholding rate is imposed on the interest portion of payments made on financial leases.

Each of the states in Mexico also applies a tax on salaries that ranges from 1% to 3%. In addition, employers must contribute an amount equivalent to 5% of payroll to a housing fund and 2% of payroll to an employee retirement fund. A transfer tax applies to the transfer of real estate at rates that range between 2% and 5% of the value of the property. A cash deposit tax, which was formerly assessed at a rate of 3% and applied to the amount of any cash deposits made in a taxpayer’s bank that exceed Ps. 15,000 per month, was eliminated pursuant to the 2014 financial reform.

For nearly three decades, Mexico has negotiated bilateral tax treaties with over ninety-two countries to avoid double taxation.

In order to coordinate the taxation of multinational companies to avoid double taxation and to provide greater legal certainty to tax payers, on October 14, 2016 the Mexican Tax Administration Service (SAT) and the U.S. Internal Revenue Service (IRS) agreed on a new standard methodology for assessing income tax transfer prices in the maquila industry. Companies wishing to take advantage of this standard transfer price assessment methodology must opt in.

The following graphs illustrate the composition of tax revenues in 2012 and in 2016.

Table No. 64 – Composition of Tax Revenues 2012 vs. 2016

Source: Ministry of Finance and Public Credit.

Local governments are permitted to impose taxes on lodging services and the possession of vehicles (in addition to the federal taxes on the first item). Moreover, local governments are able to require retail commercial establishments that sell alcoholic beverages to purchase local licenses. Finally, a percentage of excise tax collections is directly allocated to the states.

There are currently four federal income tax brackets for individuals: (1) a 30% tax rate applies to individuals with annual incomes up to Ps. 750,000; (2) a 32% tax rate applies to individuals with annual incomes between Ps. 750,000 and Ps. 1.0 million; (3) a 34% tax rate applies to individuals with annual incomes between Ps. 1.0 million and Ps. 3.0 million; and (4) a 35% tax rate applies to individuals with annual incomes of more than Ps. 3.0 million.

Expenditures

According to preliminary figures, budgetary expenditures during 2016 increased as follows, each in nominal terms and as compared to 2015: (1) net public sector budgetary expenditures increased by 9.3%; (2) net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 9.6%; (3) net paid programmable budgetary expenditures increased by 8.7%; (4) net paid non-programmable budgetary expenditures increased by 11.5%; (5) the financial cost of public sector debt increased by 15.9%; and (6) public sector expenditures on economic and social development increased by 19.4% and 2.6%, respectively.

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2012-2016, as well as the projected expenditures set forth in the 2017 Budget. This table also includes the budgetary expenditures of various public agencies such as PEMEX, CFE, IMSS and ISSSTE.

Table No. 65 – Public Sector Budgetary Expenditures

	2012	2013	2014	2015	2016(1)	2017 Budget(1)(2)
	(in billions of constant pesos(3))
Budgetary expenditures	3,920.3	4,178.3	4,528.0	4,892.9	5,347.8	4,855.8
Current expenditures	3,178.8	3,302.5	3,632.3	3,956.9	4,165.8	4,301.5
Salaries	564.5	589.1	633.6	679.7	704.6	740.2
Federal Government	228.2	229.4	245.4	267.4	275.5	290.9
Public agencies	336.3	359.6	388.3	412.3	429.1	449.3
PEMEX	106.6	113.8	122.9	132.3	135.3	143.6
CFE	65.1	70.7	79.4	84.2	87.8	90.9
IMSS	133.7	142.5	152.2	160.6	168.3	176.5
ISSSTE	30.9	32.6	33.8	35.2	37.6	38.3
Interest	305.1	314.6	346.0	408.3	473.0	572.6
Federal Government	256.9	270.3	291.8	322.2	370.1	452.2
Public agencies	48.2	44.3	54.1	86.1	102.9	120.4
PEMEX	38.4	32.6	42.7	72.6	86.9	102.3
CFE	9.8	11.7	11.5	13.5	16.0	18.1
IMSS	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	931.2	992.5	1,109.5	1,190.0	1,220.9	1,161.7
Total	1,279.4	1,367.8	1,514.3	1,636.1	1,741.5	1,745.5
To public sector	348.2	375.3	404.8	446.1	520.7	583.8
States’ revenue sharing	494.3	532.5	584.9	629.1	693.8	742.6
Acquisitions	266.3	270.4	239.8	230.3	240.8	252.3
Federal Government	20.3	18.4	19.9	23.6	23.9	19.4
Public agencies	246.0	252.0	219.8	206.8	216.9	232.8
PEMEX	10.2	8.8	7.9	8.1	7.4	6.1
CFE	173.9	183.1	151.5	131.1	142.9	43.1
IMSS	46.0	44.9	48.0	52.1	52.2	324.4
ISSSTE	15.9	15.2	12.4	15.5	14.3	216.3
Other current expenditures	617.5	603.4	718.5	819.5	832.7	832.1
Federal Government	176.3	149.8	194.7	230.7	203.1	153.9
Public agencies	441.1	453.6	523.9	588.8	629.6	678.2
PEMEX	35.4	33.7	45.1	59.6	56.2	37.6
CFE	51.4	36.7	45.2	49.6	50.7	52.9
IMSS	227.8	246.6	277.7	305.7	330.7	380.0
ISSSTE	126.5	136.6	156.0	173.8	192.0	207.7
Capital expenditures	741.5	875.8	895.7	936.0	1,182.0	587.4
Federal Government	387.2	502.5	495.7	591.3	844.3	337.1
Public agencies	354.3	373.3	400.0	344.7	337.7	250.3
PEMEX	309.9	331.3	356.9	303.4	296.8	204.6
CFE	34.1	33.8	40.3	36.9	35.9	37.1
IMSS	8.1	3.2	2.5	3.1	5.1	7.1
ISSSTE	2.2	4.9	0.4	1.3	0.0	1.5
Payments due in previous years	—	—	—	—	—	(33.1)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates are as of December 2016. Budgetary estimates were converted into constant pesos using the GDP deflator for 2017 estimated as of December 2016.
(3)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

During 2016, spending on social development programs, such as education, public health and social security, reached a total of Ps. 2,309.7 billion (accounting for 55.5% of total programmable expenditures) while spending on economic development reached a total of Ps. 1,408.1 billion (accounting for 33.9% of total programmable expenditures). According to preliminary figures, expenditures for agriculture, forests, fishing and hunting totaled Ps. 90.8 billion in nominal pesos, as compared to Ps. 95.4 billion in 2015. Expenditures for residential and community development totaled Ps. 323.9 billion in nominal pesos, as compared to Ps. 330.6 billion in 2015.

The Government has created several stabilization funds that aim to reduce the volatility in its revenues. As of December 31, 2016, the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 80.7 billion, the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 3.1 billion while the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (Infrastructure Investment Stabilization Fund of Petróleos Mexicanos) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

Health and Labor, Education and Other Social Welfare Expenditures

The Government administers the majority of the country’s social service and welfare programs. The Government directly funds social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government in 2016 were used on health, social security and education.

i.	Health and Labor

The Government spent Ps. 512.2 billion in nominal pesos (or 12.3% of programmable expenditures) in the health and labor sector in 2016. The principal social security institutions are the IMSS, the ISSSTE and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital-related services, health and maternity insurance and preventive health services. The Government coordinates the activities of various public agencies and organizes a national system of health services in order to provide these services to a larger portion of the population.

ii.	Education

The Government devotes a significant share of its resources to education and vocational training. In 2016, the Government spent Ps. 680 billion in nominal pesos (or 16.3% of programmable expenditures) on education. The Government’s immediate goals include providing elementary and secondary education to all Mexican children and providing increased technical training tailored to the changing demands of the Mexican economy. According to the UNESCO Institute for Statistics, published by the World Bank, approximately 94.6% of the Mexican population that is fifteen years of age or older was literate in 2015.

The structure of the Mexican educational system is based on the concept of “educational federalism,” with the underlying premise that it is the responsibility of each state to provide for the education of its population.

A Constitutional reform of education went into effect on February 27, 2013. This reform is intended to improve the public educational system of Mexico and provides federal funding for extended learning hours and the improvement of school-related infrastructure. For more information about this reform, see “The Economy—Principal Sectors of the Economy—Education.”

iii.	Other

The Government established INFONAVIT in 1972 in order to both improve living conditions for Mexico’s low-income population and provide access to property and housing loans. INFONAVIT is supported by contributions from all Mexican employers, which correspond to approximately 5% of all paid salaries. In 2016, INFONAVIT granted approximately 452,208 loans for the funding of housing purchases, construction and repairs, as compared to the approximately 690,050 loans provided in 2015. For further information regarding INFONAVIT, see “The Economy—Employment and Labor.”

Government Agencies and Enterprises

The following table shows, for each principal Governmental agency or enterprise outside of the financial sector, its principal business, its percentage of Government ownership, its size (based on total assets at its latest fiscal year end), its net contribution or expense to the public sector primary balance and the amount of its outstanding borrowings for which the Government is responsible.

Table No. 66 – Principal Government Agencies, Productive State-Owned Companies and Enterprises at December 31, 2016

Agency/Enterprise	Principal Business	% of Government Ownership	Total Assets(2)	Contribution or Expense to Primary Balance(2)(3)		Outstanding Guaranteed Debt(2)
			(in millions of dollars)
PEMEX	Production, refining and distribution of crude oil and derivatives	100%	$75,807.0	$2,801.1		$—
CFE	Production and sale of electricity	100	69,434.6	2,460.0		—
Federal Roads and Bridges(4)	Administration of toll highways	100	211.8	9.7	(1)	—
Airports and Auxiliary Services(4)	Airport services	100	879.4	(11.1)		—

(1)	Preliminary figures.
(2)	Financial data is calculated herein in accordance with Mexican financial reporting standards applicable to public sector entities, which differ in material respects from U.S. GAAP and IFRS. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican financial reporting standards presented elsewhere herein.
(3)	Surplus after Government transfers, less interest payments.
(4)	Primary surplus before transfers to the Tesorería de la Federación (Treasury of the Federation).

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

General

All public debt borrowings are authorized or contracted pursuant to Mexico’s Ley Federal de Deuda Pública (Federal Law of Public Debt) or other specific laws (as in the case of productive state-owned companies).

Under the Federal Law of Public Debt, public borrowing programs contained in the Revenue Law must be submitted annually to Congress for approval. Once this approval is obtained, the executive branch, through the Ministry of Finance and Public Credit, creates a financing program within the parameters of the Congressional approval.

The Federal Law of Public Debt also requires that the President: (1) inform Congress annually of the status of the indebtedness of the Government and budget-controlled agencies when presenting the annual Public Account and when proposing the Revenue Law; and (2) report the status of such indebtedness to Congress on a quarterly basis. See “Public Finance—General—Budget Process.”

The Federal Law of Public Debt specifies that Government ministries may only incur debt through the Ministry of Finance and Public Credit. However, budget-controlled and administratively-controlled agencies may incur external indebtedness after obtaining the authorization of the Ministry of Finance and Public Credit. Pursuant to the energy reform secondary legislation of August 2014, PEMEX and CFE no longer need to obtain the authorization of the Ministry of Finance and Public Credit in order to incur external indebtedness. See “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals” and “The Economy—Principal Sectors of the Economy—Electric Power” for further discussion of the energy reform.

Public Debt Classification

Mexico uses three measures to classify its public debt: (1) Historical Balance of Public Sector Borrowing Requirements, (2) public sector debt and (3) government debt.

The Historical Balance of Public Sector Borrowing Requirements is the broadest measure and captures net internal and external indebtedness incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of IPAB, of FONADIN, associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

“Public sector debt” is the next broadest measure and refers to any short-term debt incurred by the public sector and any long-term debt incurred by: (1) the Government; (2) productive state-owned companies; (3) budget-controlled agencies; and (4) administratively-controlled agencies. Public sector debt does not include any private sector debt guaranteed by the Government, unless and until the Government is called upon to make a payment under any such guaranty. Public sector debt can be classified as either internal or external. “Internal public sector debt” includes the internal portion of indebtedness incurred directly by the Government, Development Banks and other public entities. “External public sector debt” consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies and productive state-owned companies, the external long-term indebtedness incurred directly or guaranteed by administratively-controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. External public sector debt does not include, among other things, repurchase obligations of Banco de México with the IMF (none of which were outstanding as of December 31, 2015). See “Financial System—Banking Supervision” and footnote 1 to Table No. 71 “Summary of External Public Sector Debt” below.

“Government debt” is the narrowest measure of Mexico’s public debt and is comprised of indebtedness incurred directly by the Government and the assets of the Retirement Savings System Fund. Like public sector debt, government debt can be classified as either internal or external. “Internal government debt” includes the internal portion of government debt and is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions). Internal government debt does not include any debt allocated to Banco de México for its use in Regulación Monetaria (regulation of the money supply). It also does not include IPAB debt or the debt of budget-controlled or administratively-controlled agencies. As of December 31, 2016, all internal government debt was denominated in pesos or UDIs and was payable in pesos. “External government debt” includes the external portion of government debt and is comprised of debt obligations with international financial institutions and foreign trade.

For the purposes of this Public Debt section, “long-term debt” refers to all debt with maturities of one year or more from the issuance date, while “short-term debt” is defined as all debt with maturities of less than one year from the issuance date. Except for Historical Balance of Public Sector Borrowing Requirements, which contemplates both internal and external indebtedness, public sector debt and government debt is presented in this section in internal and external debt categories.

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at the dates indicated:

Table No. 67 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)

	At December 31,
	2012	2013	2014	2015	2016
Historical Balance of Public Sector Borrowing Requirements	37.7%	40.4%	43.1%	47.3%	50.1%

At December 31, 2016, the Historical Balance of Public Sector Borrowing Requirements represented 50.1% of GDP, an increase of 2.8% from the end of 2015.

Internal Debt

Internal Public Sector Debt

The 2016 Budget contemplated issuances of internal debt by public sector entities, such as Pemex and CFE, which were authorized to incur net internal debt of up to Ps. 110.5 billion and Ps. 12.5 billion, respectively.

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 68 – Gross and Net Internal Debt of the Public Sector

	At December 31,
	2012	2013	2014	2015	2016
Gross Debt	Ps.3,861.1	Ps.4,408.9	Ps.5,049.5	Ps.5,639.5	Ps.6,182.3
By Term
Long-term	3,457.3	3,921.6	4,518.2	5,123.6	5,552.5
Short-term	403.8	487.3	531.3	515.9	629.7
By User
Federal Government	3,575.3	4,063.2	4,546.6	5,074.0	5,620.3
State Productive Enterprise (Pemex and CFE)	223.3	267.3	396.4	447.3	431.2
Development Banks	62.4	78.4	106.5	118.2	130.7
Financial Assets	91.1	178.0	245.3	259.6	172.8

Total Net Debt	3,770.0	4,230.9	4,804.3	5,379.9	6,009.4

Gross Internal Debt/GDP	25%	27%	29%	31%	32%
Net Internal Debt/GDP(1)	24%	26%	28%	30%	31%

(1)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the period indicated, including Banco de México’s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund). It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria (regulating the money supply). This is because Banco de México’s sales of debt pursuant to Regulación Monetaria does not increase the Government’s overall level of internal debt; Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

As of December 31, 2016, the net internal debt of the public sector totaled Ps. 6,009.4 billion, an 11.70% increase in nominal terms as compared to the net internal debt of the public sector outstanding at December 31, 2015. The gross internal debt of the public sector totaled Ps. 6,182.3 billion, a 9.6% increase in nominal terms as compared to the gross internal debt of the public sector outstanding at December 31, 2015.

Internal Government Debt

Over the last two decades, the Government has actively sought to increase its average debt maturity date. Accordingly, the Government has issued new debt instruments bearing longer maturities. In doing so, the Government hopes to mitigate any risk associated with the refinancing of its internal government debt. This practice has had the effect of establishing a long-dated benchmark yield curve. These issuances have also encouraged long-term investments in the following areas: (1) fixed-rate contracts; (2) peso-denominated securities by Mexican companies; (3) Mexican financial hedging products; and (4) long-term investment projects financed by long-term savings.

As a result of this policy, the average maturity of internal government debt increased from 7.6 years as of December 31, 2011 to 8.0 years as of December 31, 2016.

The Government also retains flexibility in managing the average maturity of its debt in order to better stabilize domestic financial markets.

With respect to its internal government debt, the Government currently offers the following types of securities: (1) 28-day, 91-day, 182-day and 364-day Cetes; (2) three-year, ten-year and thirty-year UDI-denominated bonds; (3) three-year, five-year, ten-year, twenty-year and thirty-year fixed-rate peso-denominated bonds; and (4) five-year floating rate notes.

On October 28, 2016, the Comisión Federal de Competencia Económica (Federal Commission for Economic Competition) launched an investigation, still ongoing, into possible collusion to manipulate prices, impose restrictions on the supply or demand, allocate the market or exchange information in the financial intermediation of debt securities issued by the Mexican government.

The 2016 Budget contemplated a budget deficit of approximately 0.5% of GDP (excluding investment projects with high social and economic impact). In order to finance this deficit, the 2016 Budget permitted the Government to issue new internal debt up to Ps. 535.0 billion.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated:

Table No. 69 – Gross and Net Internal Debt of the Government(1)

	At December 31,
	2012		2013		2014		2015		2016
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.3,257.8	91.1%	Ps.3,734.1	91.9%	Ps.4,223.3	92.9%	Ps.4,701.2	92.7%	Ps.4,915.3	87.5%
Cetes	531.3	14.9	635.6	15.6	678.7	14.9	655.8	12.9	634.7	11.3
Floating Rate Bonds	200.4	5.6	216.6	5.3	232.6	5.1	296.5	5.8	397.9	7.1
Inflation-Linked Bonds	747.2	20.9	888.7	21.9	1,011.1	22.2	1,196.6	23.6	1,223.5	21.8
Fixed Rate Bonds	1,777.9	49.7	1,989.6	49.0	2,295.8	50.5	2,546.2	50.2	2,652.1	47.2
STRIPS of Udibonos	1.0	0.0	3.6	0.1	5.1	0.1	6.1	0.1	7.2	0.1
Other(2)	317.6	8.9	329.1	8.1	323.3	7.1	372.8	7.3	705.0	12.5

Total Gross Debt	Ps.3,575.3	100.0%	Ps.4,063.2	100.0%	Ps.4,546.6	100.0%	Ps.5,074.0	100.0%	5,620.3	100.0%

Net Debt
Financial Assets(3)	(74.2)		(169.3)		(222.5)		(259.9)		(224.0)

Total Net Debt	Ps.3,501.1		Ps.3,893.9		Ps.4,324.1		Ps.4,814.1		Ps.5,396.3

Gross Internal Debt/GDP	22.1%		24.2%		25.3%		26.9%		27.8%
Net Internal Debt/GDP	21.6%		23.2%		24.0%		25.5%		26.7%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Includes Ps. 165.5 billion for 2013, Ps. 161.5 billion for 2014, Ps. 153.8 billion for December 31, 2015 and Ps. 147.5 billion for December 31, 2016 in liabilities associated with social security under the ISSSTE Law.
(3)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

As of December 31, 2016, net internal government debt was 12.1% higher in nominal terms as compared to net internal government debt at December 31, 2015. This includes the Ps. 147.5 billion liability associated with social security under the ISSSTE Law.

As of December 31, 2016, gross internal government debt increased 10.8% in nominal terms as compared to December 31, 2015. Of the total gross internal government debt at December 31, 2016, Ps. 593.9 billion represented short-term debt, as compared to Ps. 490.6 billion at the end of 2015, and Ps. 5,026.4 billion represented long-term debt, as compared to Ps. 4,583.4 billion at the end of 2015.

The Government’s financing costs on its internal debt during 2016 represented a 10.7% nominal increase, as compared to its financing costs during 2015.

The 2017 Budget contemplates a budget surplus of approximately 0.1% of GDP (excluding investment projects with high social and economic impact). The 2017 Budget permits the Government to issue additional net internal debt in an amount up to Ps. 495.0 billion.

External Debt

External Public Sector Debt

Since 1990, the majority of the public sector’s external borrowings have consisted of debt securities placed into the securities market. However, during Mexico’s 1995 financial crisis, official creditors and creditors of multilateral institutions provided Mexico with significant amounts of financing.

The Government’s debt policy during the past several years, combined with the performance of exports, has led to higher interest payments on external public sector debt, which have increased from 1.6% of total exports in 2012 to 2.1% of total exports in 2016. Public sector external debt financing costs totaled U.S.$6.8 billion in 2015, as compared to U.S.$7.9 billion in 2016, representing a 15% decrease in nominal terms. Service payments of both principal and interest on public sector external debt constituted 2.4% of GDP in 2016, a 1.2% increase compared to 2015.

The evolution of the net external debt of the public sector during 2016 was primarily due to: an increase in net external indebtedness of U.S.$20.6 billion; an increase of U.S.$2.7 billion in the federal public sector’s international assets relating to external debt denominated in other foreign currencies; negative adjustments of U.S.$1.8 billion related to liability management transactions and the variation of the dollar with respect to other currencies. Of the total outstanding gross public sector external debt as of December 31, 2016, U.S.$177,892.8 billion represented long-term debt and U.S.$3,093.2 billion represented short-term debt.

For 2016, Congress authorized PEMEX to incur net external indebtedness of up to U.S.$8.5 billion, including through the issuance of securities and exchange or refinancing of its constituent sovereign debt obligations. For 2017, Congress authorized PEMEX to incur net external indebtedness of up to U.S.$7.1 billion. For both 2016 and 2017, Congress did not authorize CFE to incur any additional net external indebtedness.

The following graphic represents the identities of Mexico’s external public sector debt creditors, including Government and public sector creditors:

Table No. 70 – Public Sector Debt Creditors at December 31, 2016

Source: Ministry of Finance and Public Credit.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 71 – Summary of External Public Sector Debt by Type(1)

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long-Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long-and Short-Term Debt
	(in millions of U.S. dollars)

At December 31, 2012	U.S.$	66,912	U.S.$	50,063	U.S.$	5,626	U.S.$	122,601	U.S.$	3,125	U.S.$	125,726
2013		71,817		53,358		5,734		130,909		3,527		134,436
2014		78,379		58,863		5,627		142,869		4,797		147,666
2015		82,493		69,621		6,943		159,057		3,152		162,209
2016		88,083		82,688		7,122		177,893		3,093		180,986

Table No. 72 – Summary of External Public Sector Debt by Currency

	At December 31,
	2012			2013			2014			2015			2016
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	105,836	84.2%	U.S.$	111,647	83.0%	U.S.$	121,927	82.6%	U.S.$	131,702	81.2%	U.S.$	144,185	79.7%
Japanese Yen		6,847	5.4		5,519	4.1		5,058	3.4		4,857	3.0		6,410	3.5
Swiss Francs		961	0.8		969	0.7		401	0.3		1,011	0.6		1,331	0.7
Pounds Sterling		1,993	1.6		1,369	1.0		2,848	1.9		2,694	1.7		2,257	1.3
Euro		9,530	7.6		11,489	8.5		13,986	9.5		18,834	11.6		24,409	13.5
Others		558	0.4		3,443	2.6		3,445	2.3		3,113	1.9		2,393	1.3

Total	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%	U.S.$	147,666	100.0%	U.S.$	162,209	100.0%	U.S.$	180,986	100.0%

Table No. 73 – Net External Debt of the Public Sector

	At December 31,
	2012		2013		2014		2015		2016
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	121,659.0	U.S.$	130,949.7	U.S.$	145,617.4	U.S.$	161,609.5	U.S.$	177,692.5
Gross External Debt/GDP		10.1%		10.5%		12.0%		15.3%		19.2%
Net External Debt/GDP		9.8%		10.2%		11.9%		15.2%		18.8%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2016) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

Table No. 74 – Amortization Schedule of Total Public Sector External Debt(1)

	Outstanding as of December 31, 2016(2)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Other years	Total
Private Creditors(3)	144,925	5,647	4,414	10,087	11,818	8,436	11,538	12,045	5,112	7,556	10,552	5,799	161	1,225	285	50,251	144,925
Capital Markets (Bonds)	136,902	2,298	4,169	9,829	9,585	8,333	11,444	11,419	5,007	7,445	10,433	5,672	26	1,081	131	50,030	136,902
Commercial Banks	8,023	3,349	245	258	2,233	103	94	627	105	112	119	127	135	144	154	221	8,023
Direct	4,130	3,242	139	178	29	15	0	528	0	0	0	0	0	0	0	0	4,130
Syndicated	3,893	107	106	79	2,204	88	94	99	105	112	119	127	135	144	154	221	3,893

Multilateral Creditors	28,602	916	1,484	852	838	2,799	1,070	2,238	2,013	4,187	2,303	2,874	3,098	1,334	758	1,837	28,602
IADB	13,806	608	615	611	623	876	645	1,175	1,279	2,235	705	557	1,352	536	500	1,488	13,806
World Bank	14,796	308	870	241	216	1,922	426	1,062	734	1,952	1,597	2,317	1,746	798	259	350	14,796

External Trade	7,279	1,603	1,398	954	703	793	349	238	311	178	163	369	42	42	29	108	7,279
Eximbanks	3,541	643	658	384	240	454	99	79	165	67	163	369	42	42	29	108	3,541
Commercial Banks(4)	3,400	875	655	523	423	298	221	149	146	111	0	0	0	0	0	0	3,400
Suppliers	338.2	85.2	85.2	46.9	41	40.9	28.9	9.4	0.7	0	0	0	0	0	0	0	338.2

Other(5)	179.6	179.6	0	0	0	0	0	0	0	0	0	0	0	0	0	0	179.6

Public Sector Total	180,986	8,346	7,296	11,892	13,360	12,027	12,958	14,521	7,436	11,922	13,018	9,042	3,300	2,600	1,073	52,196	180,986

Note: Numbers may not total due to rounding.

(1)	The external debt of Mexico is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public debt in this table does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of December 31, 2016), (b) external borrowings by the public sector after March 31, 2017, or (c) loans from the Commodity Credit Corporation to private sector Mexican banks. Mexico only updates this table semi-annually (in June and December); for this reason, data included in the public debt section may not be reflected in this table.
(2)	Preliminary figures.
(3)	Excludes foreign trade and restructured debt.
(4)	Includes foreign trade lines, revolving credits and other short-term credits.
(5)	Refers to changes in direct debt related to certain long-term infrastructure-related projects (PIDIREGAS).

Source: Ministry of Finance and Public Credit.

External Government Debt

Mexico’s external public debt goals are intended to provide the Government with flexibility to finance its stated needs, while also accounting for market volatility and unforeseen developments. The policy also seeks to maintain costs and risks at stable levels. Mexico primarily seeks debt financing through local markets, supplemented by external financing from the U.S., Europe and Japan. Mexico’s principal objectives in connection with its external financing include improving the terms and conditions of Mexico’s external liabilities, as well as strengthening and diversifying Mexico’s investor base, with specific consideration to Mexico’s continued presence in the most influential international markets. Objectives also include strengthening Mexico’s benchmark bonds and maintaining a constant relationship with international investors in order to ensure transparency and to promote investment in Mexico.

Net external indebtedness of the Government also increased by U.S.$4.3 billion during 2016 due to the incurrence of additional external indebtedness.

The 2017 Budget authorized the Government to incur up to U.S.$5.8 billion net external debt, which includes external borrowings incurred from international financial institutions and external debt issuances in international markets.

The following tables set forth a summary of Mexico’s external government debt, including gross external government debt, net external government debt and net government debt at the dates indicated:

Table No. 75 – Gross External Debt of the Government

	At December 31,
	2012			2013			2014			2015			2016
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S.$	57,465	85.2%	U.S.$	62,285	86.3%	U.S.$	65,127	82.9%	U.S.$	66,298	80.3%	U.S.$	67,533	76.6%
Japanese yen		4,433	6.6		3,643	5.0		3,686	4.7		3,672	4.4		4,525	5.1
Swiss francs		—	—		—	—		—	—		—	—		—	—
Pounds sterling		774	1.1		789	1.1		2,302	2.9		2,177	2.6		1,825	2.1
Euros		4,771	7.1		5,447	7.6		7,437	9.5		10,422	12.6		14,256	16.2
Others		18	0.0		16	0.0		20	0.0		19	0.0		18	0.0

Total	U.S.$	67,461	100.0%	U.S.$	72,180	100.0%	U.S.$	78,573	100.0%	U.S.$	82,588	100.0%	U.S.$	88,157	100.0%

Table No. 76 – Net External Debt of the Government

	At December 31,
	2012		2013		2014		2015		2016
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	66,016.5	U.S.$	69,910.4	U.S.$	77,352.4	U.S.$	82,320.3	U.S.$	86,666.0
Gross External Debt/GDP		5.4%		5.6%		6.5%		7.8%		9.4%
Net External Debt/GDP		5.3%		5.5%		6.4%		7.8%		9.2%

Table No. 77 – Net Debt of the Government

	At December 31,
	2012	2013	2014	2015	2016
External Debt	19.7%	19.0%	20.8%	22.7%	25.0%
Internal Debt	80.3%	81.0%	79.2%	77.3%	75.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2016) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

Liability Management and Debt Reduction Transactions

In addition to Mexico’s strong commitment to working closely with its commercial bank and multilateral creditors to sustain economic growth, debt reduction has been and continues to be one of Mexico’s main goals.

Mexico has engaged in debt-for-debt exchanges in order to reduce its total outstanding debt. Under these debt-for-debt exchanges, Mexico was able to refinance its existing debt by replacing it with new debt.

For the past twenty years, Mexico has conducted periodic ordinary course liability management transactions for the reduction of its total outstanding debt. Mexico also occasionally repurchases its outstanding debt in the open market.

Debt Record

Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted on the payment of principal or interest on any of its external indebtedness.

IMF Credit Lines

The IMF has worked with Mexico to secure its economy since the 1980s debt crisis in Latin America. In 2009, Mexico was the first country to use the IMF’s contingent credit line program, the FCL, which allows countries with strong policy frameworks and economic track records to seek assistance and borrow from the IMF when faced with potential or actual balance of payments pressures. Mexico has maintained an FCL arrangement with the IMF since 2009.

On May 27, 2016, the IMF approved a two-year arrangement of approximately U.S.$86 billion under the Flexible Credit Line (FCL), replacing and cancelling Mexico’s previous arrangement of approximately U.S.$67 billion.

External Securities Offerings

Below is a list of external debt offerings by Mexico in 2016. For securities offerings during 2017, please see “Recent Developments—External Securities Offerings and Liability Management Transactions During 2017.”

•	On February 23, 2016, Mexico issued €1.5 billion of its 1.875% Global Notes due 2022 and €1.0 billion of its 3.375% Global Notes due 2031.

•	On June 16, 2016, Mexico issued ¥45.9 billion of notes due 2019, ¥50.9 billion of notes due 2021, ¥16.3 billion of notes due 2026 and ¥21.9 billion of notes due 2036. These notes were placed in the Japanese public market and bear interest at 0.40%, 0.70%, 1.09% and 2.40%, respectively.

•	On August 11, 2016, Mexico issued U.S.$0.76 billion of its 4.125% Global Notes due 2026 and U.S.$2.0 billion of its 4.350% Global Notes due 2047. Mexico used the proceeds from this offering to redeem its outstanding 5.625% Global Notes due 2017.

•	On November 1, 2016, Mexico issued € 1.2 billion of its 1.375% Global Notes due 2025 and € 0.7 billion of its 3.375% Global Notes due 2031. Mexico used a portion of the proceeds from this offering to redeem its outstanding 4.250% Global Notes due 2017.